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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on August 27, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sientra, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3842 (Primary Standard Industrial Classification Code Number)	20-5551000 (I.R.S. Employer Identification Number)

420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117
(805) 562-3500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Hani Zeini
Founder, President and Chief Executive Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117
(805) 562-3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

C. Thomas Hopkins, Esq. Charles J. Bair, Esq. Cooley LLP 1333 2nd Street, Suite 400 Santa Monica, CA 90401 (310) 883-6400	Matthew Pigeon
Chief Financial Officer and Treasurer

Joel Smith, Esq.
General Counsel, Secretary and
Chief Compliance Officer

Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117
(805) 562-3500	Charles K. Ruck, Esq. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 27, 2014

                  Shares

SIENTRA, INC.

Common Stock

$                per share

•
Sientra, Inc. is offering         shares.

•
We anticipate that the initial public offering price will be between $       and $       per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed trading symbol: "       ."

This investment involves risk. See "Risk Factors" beginning on page 11.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Sientra, Inc., before expenses	$	$

(1)	See "Underwriting" for additional information regarding underwriting compensation.

We have granted to the underwriters an option to purchase up to             additional shares of common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about           , 2014.

Piper Jaffray	Stifel
Leerink Partners	William Blair

The date of this prospectus is                    , 2014.

OUR CHOICE: Plastic Surgeons

Round Silicone Breast Implants

Shaped Silicone Breast Implants

ACX® Breast Tissue Expanders

Additional Breast Tissue Expanders

Non-Breast Tissue Expanders

Gluteal Implants

Calf Implants

Pectoral Implants

Facial Implants

Medgel Sheeting

Broad Product Portfolio • Comprehensive Solutions

THE SIENTRA CHOICE

Strength & Softness

Over 120 Various Shapes and Sizes

Smooth Textured

HSC Implants

all ROUND implants

Classic-Base Round-Base Oval-Base

HSC+ Implants

all SHAPED implants

HSC+ Implants

Just Right.

Too Hard
Too Soft

STRENGTH

for shape retention

SOFTNESS

to mimic the feel of a woman's natural breast

You should rely only on the information contained in this prospectus or any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus, regardless of the time or delivery of this prospectus and any sale of our common stock.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to you or for your benefit. Moreover, such representations, warranties or covenants were accurate only as of the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

i

 Trademarks

Our trademark portfolio contains five registered U.S. trademarks, including Sientra®, Simplicity is Beauty®, Sientra Simplicity is Beauty®, Anatomical Controlled® and ACX® and six Canadian trademark applications. This prospectus contains additional trademarks and trade names of others, which are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that we will not assert, to the fullest extent under applicable law, our rights thereto.

Investors Outside of the United States

Neither we nor any of the underwriters have taken any action that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of our common stock and the distribution of this prospectus outside of the United States.

Market and Industry Data and Forecasts

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe the data from such third-party sources to be reliable. However, we have not independently verified any of such data and cannot guarantee its accuracy or completeness. Similarly, internal market research and industry forecasts, which we believe to be reliable based upon our management's knowledge of the market and the industry, have not been verified by any independent sources. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors," "Special Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

ii

 PROSPECTUS SUMMARY

This prospectus summary provides an overview of certain information appearing elsewhere in this prospectus. This prospectus summary is not complete and does not contain all of the information that you should consider before making a decision to invest in our common stock. You are encouraged to carefully read this entire prospectus, including the information provided under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes, before investing in our common stock. Unless otherwise stated in this prospectus, references to "Sientra," "we," "us," "our" or "the Company" refer to Sientra, Inc.

Overview

We are a medical aesthetics company committed to making a difference in patients' lives by enhancing their body image, growing their self-esteem and restoring their confidence. We were founded to provide greater choice to board-certified plastic surgeons and patients in need of medical aesthetics products. We have developed a broad portfolio of products with technologically differentiated characteristics, supported by independent laboratory testing and strong clinical trial outcomes. We sell our breast implants and breast tissue expanders, or Breast Products, exclusively to board-certified and board-admissible plastic surgeons and tailor our customer service offerings to their specific needs, which we believe helps secure their loyalty and confidence. These advantages have allowed us to increase our market share each year since we entered the market in 2012.

Our primary products are silicone gel breast implants for use in breast augmentation and breast reconstruction procedures, which we offer in over 120 variations of shapes, sizes and textures. Our breast implants are primarily used in elective procedures which are generally performed on a cash-pay basis. Many of our breast implants incorporate one or more differentiated technologies, including a proprietary high-strength, cohesive silicone gel and proprietary texturing branded TRUE Texture. Our breast implants offer a desired balance between strength, shape retention and softness due to the high-strength, cohesive silicone gel used in our manufacturing process. TRUE Texture provides texturing on the implant shell that is designed to reduce the incidence of malposition, rotation and capsular contracture. We also offer breast tissue expanders and a range of other aesthetic and specialty products. We do not have any patents or patent applications, but rely on trade secrets, proprietary know-how and regulatory barriers to protect our products and technologies.

Our breast implants were approved by the U.S. Food and Drug Administration, or FDA, in 2012, based on data we collected from our ongoing, long-term clinical trial of our breast implants in 1,788 women across 36 investigational sites in the United States. Our clinical trial is the largest prospective, long-term safety and effectiveness pivotal study of breast implant patients in the United States. The clinical data we collected over a five-year follow-up period demonstrated rupture rates, capsular contracture rates and reoperation rates that were comparable to or better than those of our competitors, based on our competitors' published six-year data. In addition to our pivotal study, our clinical data is supported by our Continued Access Study of 2,497 women in the United States. We have also commissioned a number of bench trials run by independent laboratories that we believe further demonstrate the advantages of our breast implants over those of our competitors.

We sell our Breast Products exclusively to board-certified and board-admissible plastic surgeons, as determined by the American Board of Plastic Surgery, who we refer to as Plastic Surgeons. These surgeons have completed the extensive multi-year plastic surgery residency training required by the American Board of Plastic Surgery. Plastic Surgeons are thought leaders in the medical aesthetics industry. According to the American Society of Plastic Surgeons, or ASPS, there are approximately 6,400 board-certified plastic surgeons in the United States. We seek to provide Plastic Surgeons with differentiated services, including enhanced customer service offerings, a ten-year limited warranty that is the best-in-the-industry based on providing patients with the largest cash reimbursement for certain out-of-pocket costs related to revision surgeries in a covered event; a lifetime no-charge implant replacement program for covered ruptures; and our industry-first CapCon Care Program, or C3 Program, through which we offer no-charge replacement implants to breast augmentation patients who experience capsular contracture within the first two years after implantation with our textured breast implants.

Breast augmentation surgery remains the leading aesthetic surgical procedure by dollars and number of procedures in the United States. Based on the number of procedures reported by either the American Society for Aesthetic Plastic Surgery, or ASAPS, or by ASPS, and our estimates of average selling price, implant mix and implants per procedure, we estimate that the U.S. market for breast implants and breast tissue expanders exceeded $600 million in 2013. Based on data from ASAPS and ASPS, between 1997 and 2013, the number of breast augmentation and breast reconstruction procedures has grown at a compound annual growth rate of approximately 7.3% and 4.4%, respectively.

We commenced sales of our breast implants in the United States in the second quarter of 2012. Our net sales were $35.2 million for the year ended December 31, 2013, as compared to $10.4 million for the year ended December 31, 2012. Our net sales were $21.9 million for the six months ended June 30, 2014, as compared to $17.9 million for the six months ended June 30, 2013. Our net loss was $19.1 million for the year ended December 31, 2013, as compared to $23.4 million for the year ended December 31, 2012. Our net loss was $1.2 million for the six months ended June 30, 2014, as compared to $9.6 million for the six months ended June 30, 2013. Our accumulated deficit as of June 30, 2014 was $129.4 million.

Our Market

The overall market for medical aesthetic procedures is significant, and awareness and acceptance of these procedures is growing in the United States. According to ASAPS, in 2013, consumers in the United States spent approximately $12.4 billion on aesthetic procedures overall, including both surgical and non-invasive cosmetic treatments. Of this amount, more than $7.2 billion was spent on aesthetic surgical procedures.

Breast augmentation surgery remains the leading aesthetic surgical procedure by dollars and number of procedures in the United States. According to ASAPS, over 313,000 primary breast augmentation procedures and 55,000 revision augmentation procedures were performed in the United States in 2013. These procedures provide cosmetic solutions generally to enhance breast size and shape, correct breast asymmetries or help restore fullness after breastfeeding. For breast reconstruction, ASPS estimates that approximately 96,000 procedures were performed in the United States in 2013. These procedures are a surgical solution generally used to restore a breast to near normal shape and appearance following a mastectomy and typically utilize a breast tissue expander prior to implantation of a breast implant. Based on the number of procedures reported by ASAPS and by ASPS, and our estimates of average selling price, implant mix and implants per procedure, we estimate that the U.S. market for breast implants and breast tissue expanders exceeded $600 million in 2013. Based on data from ASAPS and ASPS, between 1997 and 2013, the number of breast augmentation and breast reconstruction procedures has grown at a compound annual growth rate of approximately 7.3% and 4.4%, respectively.

Our Opportunity

We believe a significant opportunity exists in the U.S. marketplace due to the high barriers to entry in the U.S. breast implant market and the historical lack of product and service innovation for Plastic Surgeons.

For more than 20 years prior to the FDA approval of our breast implants in 2012, only two companies manufactured and distributed breast implants in the United States. We believe that this market concentration is largely a result of the considerable costs and risks associated with the lengthy regulatory approval process required by the FDA, which has created a significant barrier to entry in the U.S. breast implant market. All new breast implants require pre-market approval, or PMA, from the FDA before they may be marketed in the United States. The PMA application process is lengthy and uncertain, and the PMA application must be supported by valid scientific evidence, which typically requires long-term follow-up of a large number of enrolled patients, as well as extensive technical, pre-clinical, clinical and manufacturing data to demonstrate safety and effectiveness. At present, we are not aware of any ongoing clinical studies in the United States for silicone breast implants other than those post-approval studies being performed by us and our two U.S. competitors. We believe that in the near term, it is likely that the companies currently providing silicone breast implants in the United States will continue to be the only companies servicing the U.S. silicone breast implant market.

We believe the rigorous FDA approval process and the existence of only two competitors in the U.S. market have historically contributed to a lack of technological innovation in the U.S. breast implant industry resulting in limited product choices. Until recently, surgeons in the United States were only able to purchase basic round breast implants from our two U.S. competitors, while surgeons outside of the United States were able to purchase technologically-advanced round and anatomically-shaped breast implants.

Our Competitive Strengths

We believe that we are well positioned to take advantage of opportunities afforded by current market dynamics. By focusing on products with technologically differentiated characteristics, demonstrating strong clinical data, offering more product choice and providing services tailored specifically to the needs of Plastic Surgeons, we believe we can continue to enhance our position in the breast implant market. Our competitive strengths include:

Differentiated silicone gel and texturing technologies.    We incorporate differentiated technologies into our breast implants, including a proprietary high-strength, cohesive silicone gel and proprietary texturing branded TRUE Texture. Our breast implants offer a desired balance between strength, shape retention and softness due to the high-strength, cohesive silicone gel used in our manufacturing process. In addition, TRUE Texture technology provides texturing on the implant shell that is designed to reduce the incidence of malposition, rotation and capsular contracture. We do not have any patents or patent applications, but rely on trade secrets, proprietary know-how and regulatory barriers to protect our products and technologies.

Strong clinical trial outcomes.    Our clinical trial results demonstrate the safety and effectiveness of our breast implants. Our breast implants were approved by the FDA based on data we collected from our ongoing, long-term clinical trial of our breast implants in 1,788 women across 36 investigational sites in the United States. The clinical data we collected over a five-year follow-up period demonstrated rupture rates, capsular contracture rates and reoperation rates that were comparable to or better than those of our competitors, based on our competitors' published six-year data.

Innovative services that deliver an improved customer experience.    Our customer service offerings are intended to accommodate and anticipate the needs of Plastic Surgeons so that they can focus on providing better services to their patients. We provide a ten-year limited warranty that is the best-in-the-industry based on providing patients with the largest cash reimbursement for certain out-of-pocket costs related to revision surgeries in a covered event; a lifetime no-charge implant replacement program for covered ruptures; and our industry-first C3 Program through which we offer no-charge replacement implants to breast augmentation patients who experience capsular contracture within the first two years after implantation with our textured breast implants. We also offer specialized educational initiatives and a streamlined ordering, shipping and billing process.

Board-certified plastic surgeon focus.    We sell our Breast Products exclusively to board-certified and board-admissible plastic surgeons who are thought leaders in the medical aesthetics industry. We address the specific needs of Plastic Surgeons through continued product innovation, expansion of our product portfolio and enhanced customer service offerings. We believe that securing the loyalty and confidence of Plastic Surgeons is essential to our success and that our association with Plastic Surgeons enhances our credibility and aligns with our focus on making a difference in patients' lives.

Proven and experienced leadership team.    We have a highly experienced management team at both the corporate and operational levels with significant experience in the medical aesthetics industry. Members of our senior management team collectively have more than 125 years of medical aesthetics industry experience.

Our Strategy

Our objective is to become a leading provider of differentiated medical aesthetic products and services tailored to meet the needs of Plastic Surgeons, allowing us to deliver on our commitment to enhance and make a difference in patients' lives. We are currently focused on growing the breast implant and breast tissue expander markets and our share of them in the United States, and intend to leverage our capabilities into new or complementary aesthetic products or technologies and new geographic markets or market segments. To achieve our objective, we are pursuing the following business strategies:

Create awareness of our differentiated technologies, products and services with Plastic Surgeons and consumers.    To date, we have focused most of our marketing efforts on Plastic Surgeons to promote and create awareness of the benefits of our products. We believe that investing in expanded marketing initiatives will have a positive impact on our business. We offer educational initiatives exclusively to Plastic Surgeons through our Sientra Education Forum. We also plan to expand our recent initiative to educate consumers considering breast augmentation or breast reconstruction about our technologies, products and services to drive adoption of our products.

Enhance our sales capabilities and marketing programs to drive adoption of our products.    We intend to increase our direct sales capabilities through the hiring of additional, experienced sales representatives and support staff. We believe that continued expansion of our sales team will allow us to broaden our market reach and educate a broader group of Plastic Surgeons on the benefits of our products.

Invest in clinical studies and peer reviewed articles with key opinion leaders.    We intend to continue to invest in clinical studies in order to provide published peer reviewed articles that support the clinical benefits of our products and technologies over those of our competitors. We believe our relationship with Plastic Surgeons and our continued focus on providing differentiated products and services will allow us to leverage our existing capabilities to increase our share of the breast implant market specifically and the medical aesthetics market generally.

Broaden our product portfolio and launch new products and services.    We plan to continue to develop products that address the unmet needs of Plastic Surgeons and patients by leveraging our innovative technologies in combination with our regulatory and product development expertise. We have a number of new Breast Products under development with different characteristics and configurations. We believe these expanded product choices will allow Plastic Surgeons to potentially achieve better outcomes for their patients.

Expand to new markets.    We are pursuing regulatory approval for our breast implants in Canada and intend to expand into the Canadian market upon receipt of such approval. We regularly evaluate additional expansion opportunities and in the future may also expand our business to cover new markets and geographic territories.

Selectively pursue acquisitions.    We may selectively pursue domestic and international acquisitions of businesses or technologies that may allow us to leverage our relationships with Plastic Surgeons and our existing commercial infrastructure to provide us with new or complementary products or technologies, and allow us to compete in new geographic markets or market segments or to increase our market share.

Risks Related to Our Business and Our Industry

Our business is subject to numerous risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks may prevent us from achieving our business objectives, and may adversely affect our business, financial condition, results of operations and prospects. These risks are discussed in greater detail in the section entitled "Risk Factors" beginning on page 11 of this prospectus, including the following:

    •
    we have incurred significant net operating losses since inception and cannot assure you that we will achieve profitability;

    •
    our future profitability depends on the success of our Breast Products;

    •
    we rely on a foreign, sole source, third-party to manufacture and supply our silicone gel breast implants, tissue expanders and other products;

    •
    there are inherent risks in contracting with manufacturers located outside of the United States such as in Brazil;

    •
    various factors outside our direct control may adversely affect manufacturing and supply of our breast implants, tissue expanders and other products;

    •
    we have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets;

    •
    if we fail to compete effectively against our competitors, many of whom have greater resources than we have, our net sales and operating results may be negatively affected;

    •
    pricing pressure from customers and our competitors may impact our ability to sell our products at prices necessary to support our current business strategies;

    •
    the long-term (defined as 10 years or more) safety of our products has not fully been established and our breast implants are currently under study in our PMA and post-approval studies, which could reveal unanticipated complications;

    •
    we are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to restructure our operations, any of which could adversely affect our business, financial condition and operating results;

    •
    if our intellectual property rights do not adequately protect our products or technologies, others could compete against us more directly, which would hurt our profitability;

    •
    any negative publicity concerning our products could harm our business and reputation and negatively impact our financial results; and

    •
    other factors set forth under "Risk Factors" in this prospectus.

Corporate Information

We were incorporated in Delaware in August 2003 as Juliet Medical, Inc. and changed our name to Sientra, Inc. in April 2007. Our principal executive offices are located at 420 South Fairview Avenue, Suite 200, Santa Barbara, California 93117 and our telephone number is (805) 562-3500. Our website is www.sientra.com. The information on our website or accessible through our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website or accessible through our website to be a part of this prospectus or in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

    •
    we are permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

    •
    we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

    •
    we are permitted to provide less extensive disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

    •
    we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, our annual gross revenue equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 The Offering

Shares of common stock offered by us	shares.
Shares of common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares

We have granted the underwriters an option to purchase up to         additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $          million, or $          million if the underwriters exercise in full their option to purchase additional shares, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to expand our sales force and marketing programs, to fund research and development activities and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. For additional information, see "Use of Proceeds."

Risk factors

Investing in our common stock involves risks. See the section entitled "Risk Factors" beginning on page 11 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE symbol	" ."

The number of shares of our common stock to be outstanding immediately after this offering is based upon 25,168,801 shares of common stock outstanding as of June 30, 2014, and excludes:

    •
    131,210 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2014, at a weighted average exercise price of $5.335 per share;

    •
    4,308,486 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under our 2007 Equity Incentive Plan, or the 2007 Plan, at a weighted average exercise price of $1.27 per share;

    •
    190,500 shares of common stock issuable upon exercise of outstanding options granted on July 22, 2014 to purchase shares of common stock under the 2007 Plan at an exercise price of $4.82 per share;

    •
                  shares of common stock reserved for future grant or issuance under our 2014 Equity Incentive Plan, or the 2014 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

    •
                  shares of common stock reserved for future grant or issuance under our 2014 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Except as otherwise indicated or the context otherwise requires, the information in this prospectus assumes:

    •
    no exercise of the underwriters' option to purchase additional shares;

    •
    the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering;

    •
    no exercise of the outstanding warrants or options described above;

    •
    the automatic conversion of all outstanding shares of our preferred stock as of June 30, 2014 into an aggregate of 24,593,087 shares of our common stock in connection with the closing of this offering; and

    •
    a             for             reverse stock split of our common stock to be effected prior to the closing of this offering.

 Summary Financial Data

The following tables set forth our summary financial data for the periods and as of the dates indicated. We derived the summary statement of operations data presented below for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We derived the summary statement of operations data presented below for the six months ended June 30, 2013 and 2014 and the summary balance sheet data as of June 30, 2014 from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results are not necessarily indicative of future operating results and our interim results are not necessarily indicative of results for a full year or any future period.

You should read the summary financial data presented below in conjunction with the information included under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
	(In thousands, except per share and share amounts)
Statement of operations data:
Net sales	$10,447	$35,171	$17,940	$21,947
Cost of goods sold	2,352	8,592	4,384	5,455

Gross profit	8,095	26,579	13,556	16,492

Operating expenses:
Sales and marketing	17,919	22,229	10,797	11,863
Research and development	3,670	4,479	2,166	2,305
General and administrative	9,938	18,078	9,768	4,908

Total operating expenses	31,527	44,786	22,731	19,076

Loss from operations	(23,432)	(18,207)	(9,175)	(2,584)
Other (expense) income, net:
Interest expense	—	(872)	(380)	(842)
Other (expense) income, net	(1)	(46)	(20)	2,264

Total other (expense) income, net	(1)	(918)	(400)	1,422

Loss before income taxes	(23,433)	(19,125)	(9,575)	(1,162)
Income taxes	—	—	—	—

Net loss	$(23,433)	$(19,125)	$(9,575)	(1,162)

Per share data:
Basic and diluted net loss per share attributable to common stockholders(1)	$(30.91)	$(29.91)	$(13.45)	(2.03)

Weighted average outstanding common shares used for net loss per share attributable to common stockholders:
Basic and diluted(1)	758,023	639,419	712,059	572,823

Pro forma net loss per share:
Basic and diluted (unaudited)(1)		$(0.76)		$(0.05)

Weighted average outstanding common shares used in computing pro forma net loss per share attributable to common stockholders:
Basic and diluted (unaudited)(1)		25,232,506		25,165,910

(1)
See Notes 3(d) and 3(u) to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of June 30, 2014 (Unaudited) (In thousands)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Balance sheet data (at end of period):
Cash and cash equivalents	$21,637	$21,637
Working capital	33,773	33,773
Total assets	63,397	63,397
Long-term debt	25,177	25,177
Convertible preferred stock	150,456	—
Total stockholders' (deficit) equity	(127,627)	22,829

(1)
Pro forma amounts reflect the automatic conversion of all our outstanding shares of preferred stock as of June 30, 2014 into an aggregate of 24,593,087 shares of our common stock in connection with the closing of this offering.

(2)
Pro forma as adjusted amounts further adjusts the pro forma amounts to reflect the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $              million, assuming the number of shares offered by us as stated on the cover of this prospectus remains unchanged and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $              million, at the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

An investment in our common stock involves risks. You should consider carefully the risks described below, together with all of the other information included in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before investing in our common stock. If any of the events contemplated in following risks actually occur, our business, financial condition, operating results and prospects could suffer. In that case, the trading price of our common stock may decline and you might lose all or part of your investment.

Risks Relating to Our Business and Our Industry

We have incurred significant net operating losses since inception and cannot assure you that we will achieve profitability.

Since our inception, we have incurred significant net operating losses. As of June 30, 2014, we had an accumulated deficit of $129.4 million. To date, we have financed our operations primarily through sales of preferred stock, borrowings under our term loans and, since 2012, sales of our products. We have devoted substantially all of our resources to the acquisition and clinical development of our products, the commercial launch of our products, the development of a sales and marketing team and the assembly of a management team to manage our business.

We commenced sales of our breast implants in the second quarter of 2012. For the year ended December 31, 2013, our gross profit was $26.6 million. However, although we have achieved a positive gross profit, we still operate at a substantial net loss. The extent of our future net operating losses and the timing of profitability are uncertain, especially in light of the recent commercialization of our silicone gel breast implants, which makes forecasting our sales more difficult. We will need to generate significant sales to achieve profitability, and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we have forecasted, or if our operating expenses exceed our forecasts, our financial performance and results of operations will be adversely affected.

Our future profitability depends on the success of our Breast Products.

Sales of our Breast Products accounted for 98% and 97% of our net sales for the year ended December 31, 2013 and for the six months ended June 30, 2014, respectively. We expect our net sales to continue to be based primarily on sales of our Breast Products. Any product liability lawsuits, introduction of competitive products by our competitors and other third parties, the loss of market acceptance of our Breast Products, adverse rulings by regulatory authorities, adverse publicity or other adverse events relating to us or our Breast Products may significantly impact our sales and profitability, which would adversely affect our business, financial condition and results of operations.

We rely on a foreign, sole source, third-party to manufacture and supply our silicone gel breast implants, tissue expanders and other products.

We rely on Silimed Industria de Implantes Ltda. (formerly, Silimed-Silicone e Instrumental Medico-Cirugio e Hospitalar Ltda.), or Silimed, our sole source, third-party manufacturer located in Brazil, to manufacture and supply our silicone gel breast implants, tissue expanders and other products, and Silimed relies on Applied Silicone Corporation, or ASC, its sole source, third-party supplier of medical-grade silicone based in Santa Paula, California. If ASC becomes unable or willing to supply medical-grade silicone to Silimed or if Silimed becomes unable or unwilling to manufacture and supply our silicone gel breast implants, tissue expanders and other products, we will not be able to replace ASC or Silimed quickly, and we have not qualified another silicone supplier nor another manufacturer to source our implants in that event. Even if we were able to identify a replacement manufacturer or silicone supplier, either would have to be qualified with the FDA, which is an expensive and time-consuming process during which we may experience a supply interruption. As a result, our financial position and results of operations may be adversely affected. There can also be no guarantee that ASC or Silimed will be able to meet our demand to produce sufficient quantities of medical-grade silicone or our products in a timely manner. Furthermore, our current contract with Silimed expires in 2017, and there can be no assurance that Silimed will agree to continue to manufacture and supply our products after the expiration of our contract, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, our reliance on Silimed involves a number of other risks, including, among other things, that:

    •
    our products may not be manufactured in accordance with agreed upon specifications or in compliance with regulatory requirements, or its manufacturing facilities may not be able to maintain compliance with regulatory requirements, which could negatively affect the safety or efficacy of our products or cause delays in shipments of our products;

    •
    we may not be able to timely respond to unanticipated changes in customer orders, and if orders do not match forecasts, we may have excess or inadequate inventory of materials and components;

    •
    we may be subject to price fluctuations when a supply contract is renegotiated or if our existing contract is not renewed;

    •
    our agreement with Silimed does not permit us to sell the products we obtain from Silimed in any country other than the United States and Canada;

    •
    we, Silimed or ASC may lose access to critical services and components, resulting in an interruption in the manufacture or shipment of our products;

    •
    Silimed may not be able to find an alternate supplier in a timely manner if the medical-grade silicone becomes unavailable from ASC or we may not be able to find an alternate supplier in a timely manner if the products become unavailable from Silimed;

    •
    we may be required to obtain regulatory approvals related to any change in our supply chain;

    •
    ASC may wish to discontinue manufacturing and supplying products to Silimed for risk management reasons;

    •
    Silimed may wish to discontinue manufacturing and supplying products to us for risk management reasons; and

    •
    Silimed or ASC may encounter financial or other hardships unrelated to our demand for products, which could inhibit its ability to fulfill our orders and meet our requirements.

If any of these risks materialize, it could significantly increase our costs, our ability to generate net sales would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use our competitors' products, which could materially adversely affect our business, financial condition and results of operations.

There are inherent risks in contracting with manufacturers located outside of the United States such as in Brazil.

Silimed is our sole source, third-party manufacturer and its manufacturing plant is located in Brazil. There are inherent risks in contracting with manufacturers located outside of the United States such as in Brazil, including the risks of economic change, recession, labor strikes or disruptions, political turmoil, new or changing tariffs or trade barriers, new or different restrictions on importing or exporting, civil unrest, infrastructure failure, cultural differences in doing business, lack of contract enforceability, lack of protection for intellectual property, war and terrorism. If any of these risks were to materialize, we and Silimed would both be materially adversely affected and our business, financial condition and results of operations would suffer.

Various factors outside our direct control may adversely affect manufacturing and supply of our breast implants, tissue expanders and other products.

Manufacturing and supply of our breast implants, tissue expanders and other products is technically challenging. Changes that our manufacturer may make outside the purview of our direct control can have an impact on our processes, on quality and the successful delivery of products to Plastic Surgeons. Mistakes and mishandling are not uncommon and can affect production and supply. Some of these risks include:

    •
    failure of our manufacturer to follow Good Manufacturing Practices, or cGMP, requirements or mishandling of our products while in production or in preparation for transit;

    •
    transportation and import and export risk, particularly given the global nature of our supply chain;

    •
    delays in analytical results or failure of analytical techniques that we depend on for quality control and release of products;

    •
    natural disasters, labor disputes, financial distress, lack of raw material supply, issues with facilities and equipment or other forms of disruption to business operations affecting our manufacturer or its suppliers; and

    •
    latent defects that may become apparent after products have been released and which may result in a recall of such products.

If any of these risks were to materialize, our ability to provide our products to customers on a timely basis would be adversely impacted.

We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.

We commenced operations in 2007 and began commercializing silicone gel breast implants in the second quarter of 2012. Accordingly, we have a limited operating history upon which to evaluate our business and forecast our future net sales and operating results. In assessing our business prospects, you should consider the various risks and difficulties frequently encountered by companies early in their commercialization in competitive markets, particularly companies that develop and sell medical devices. These risks include our ability to:

    •
    implement and execute our business strategy;

    •
    expand and improve the productivity of our sales force and marketing programs to grow sales of our existing and proposed products;

    •
    increase awareness of our brand and build loyalty among Plastic Surgeons;

    •
    manage expanding operations;

    •
    respond effectively to competitive pressures and developments;

    •
    enhance our existing products and develop new products;

    •
    obtain regulatory clearance or approval to enhance our existing products and commercialize new products;

    •
    obtain and maintain adequate levels of coverage and reimbursement for our products;

    •
    perform clinical trials with respect to our existing products and any new products; and

    •
    attract, retain and motivate qualified personnel in various areas of our business.

Due to our limited operating history, we may not have the institutional knowledge or experience to be able to effectively address these and other risks that we may face. In addition, we may not be able to develop insights into trends that could emerge and negatively affect our business and may fail to respond effectively to those trends. As a result of these or other risks, we may not be able to execute key components of our business strategy, and our business, financial condition and operating results may suffer.

If we fail to compete effectively against our competitors, many of whom have greater resources than we have, our net sales and operating results may be negatively affected.

Our industry is intensely competitive and subject to rapid change from the introduction of new products, technologies and other activities of industry participants. Our competitors, Mentor Worldwide, LLC, or Mentor, a division of Johnson & Johnson, and Allergan, Inc., or Allergan, are well-capitalized pharmaceutical companies that have been the market leaders for many years and have the majority share of the breast implant market in the United States. These competitors also enjoy several competitive advantages over us, including:

    •
    greater financial and human resources for sales, marketing and product development;

    •
    established relationships with health care providers and third-party payors;

    •
    established reputations and name recognition among health care providers and other key opinion leaders in the plastic surgery industry;

    •
    in some cases, an established base of long-time customers;

    •
    products supported by long-term clinical data;

    •
    larger and more established distribution networks;

    •
    greater ability to cross-sell products; and

    •
    more experience in conducting research and development, manufacturing, performing clinical trials and obtaining regulatory approval or clearance.

If we fail to compete effectively against our competitors, our net sales and operating results may be negatively affected.

Pricing pressure from customers and our competitors may impact our ability to sell our products at prices necessary to support our current business strategies.

Our 2012 entry into the U.S. breast implant market represented a significant expansion of the breast implant choices and technologies available in the United States. As a result of our entry into the U.S. breast implant market, our competitors intensified competitive pricing pressure for traditional round-shaped breast implants. If we are not successful in convincing customers or third-party payors of the differentiation of the gel technology used in our implants and selection of shapes and products as compared to our competitors' products, third-party payors may not cover or adequately reimburse our products and customers may choose our competitors' products. Additionally, as more competitors introduce anatomically-shaped products that compete with ours, we may face additional pricing pressure that will impact our future results.

The long-term safety of our products has not fully been established and our breast implants are currently under study in our PMA and post-approval studies, which could reveal unanticipated complications.

We currently market our silicone gel breast implants in the United States. These products have received pre-market approval from the FDA. However, there could still be unanticipated complications or unforeseen health consequences of being implanted with our silicone gel breast implants over the long-term (defined as 10 years or more). Additionally, we compare our five-year data to our competitors' six-year data in some cases in this prospectus, and our longer term data may change due to an increase in such complications or consequences over time. Further, future studies or clinical experience may indicate that treatment with our products is not differentiated to treatment with competitive products. Such results could slow the adoption of our products and significantly reduce our sales, which could prevent us from achieving our forecasted sales targets or achieving or sustaining profitability. Moreover, if long-term results and experience indicate that our products cause unexpected or serious complications, we could be subject to mandatory product recalls, suspension or withdrawal of FDA clearance or approval and significant legal liability.

Any negative publicity concerning our products could harm our business and reputation and negatively impact our financial results.

The responses of potential patients, physicians, the news media, legislative and regulatory bodies and others to information about complications or alleged complications of our products could result in negative publicity and could materially reduce market acceptance of our products. These responses or any investigations and potential resulting negative publicity may have a material adverse effect on our business and reputation and negatively impact our financial condition, results of operations or the market price of our common stock. In addition, significant negative publicity could result in an increased number of product liability claims against us.

If we are unable to train Plastic Surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the ability to educate Plastic Surgeons about the availability of anatomically-shaped breast implants and train Plastic Surgeons on the safe and appropriate use of our products. If we become unable to attract potential new Plastic Surgeon customers to our education and training programs, we may be unable to achieve our expected growth.

There is a learning process involved for Plastic Surgeons to become proficient in the use of our anatomically-shaped products. It is critical to the success of our commercialization efforts to train a sufficient number of Plastic Surgeons and provide them with adequate instruction in the appropriate use of our products via preceptorships and additional demonstration surgeries. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we rely on the trained Plastic Surgeons to advocate the benefits of our products in the marketplace. Convincing Plastic Surgeons to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you that we will be successful in these efforts. If Plastic Surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in, among other things, unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have an adverse effect on our business and reputation.

We are required to maintain high levels of inventory, which could consume a significant amount of our resources and reduce our cash flows.

We need to maintain substantial levels of inventory to protect ourselves from supply interruptions, provide our customers with a wide range of shapes and sizes of our breast implants, and account for the high return rates we experience as Plastic Surgeons typically order our products in multiple sizes for a single surgery and then return what they do not use. As a result of our substantial inventory levels, we are subject to the risk that a substantial portion of our inventory becomes obsolete, which could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

If we are unable to continue to enhance our existing Breast Products and develop and market new products that respond to customer needs and preferences and achieve market acceptance, we may experience a decrease in demand for our products and our business could suffer.

We may not be able to compete effectively with our competitors, and ultimately satisfy the needs and preferences of our customers, unless we can continue to enhance existing products and develop and market new innovative products. Product development requires the investment of significant financial, technological and other resources. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and we may not be able to timely develop product improvements or new products. Our competitors' new products may beat our products to market, be more effective with new features, obtain better market acceptance or render our products obsolete. Any new or modified products that we develop may not receive clearance or approval from the FDA, or achieve market acceptance or otherwise generate any meaningful sales or profits for us relative to our expectations based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs and research and development.

If changes in the economy and consumer spending, preferences and trends reduce consumer demand for our products, our sales and profitability would suffer.

We are subject to the risks arising from adverse changes in general economic and market conditions. Certain elective procedures, such as breast augmentation and body contouring, are typically not covered by insurance. Adverse changes in the economy may cause consumers to reassess their spending choices and reduce the demand for these surgeries and could have an adverse effect on consumer spending. This shift could have an adverse effect on our net sales. Furthermore, consumer preferences and trends may shift due to a variety of factors, including changes in demographic and social trends, public health initiatives and product innovations, which may reduce consumer demand for our products.

Any disruption at our facilities could adversely affect our business and operating results.

Our principal offices are located in Santa Barbara, California. Substantially all of our operations are conducted at this location, including customer and technical support, development and management and administrative functions. In addition, substantially all of our inventory of finished goods is held at a second location in Santa Barbara, California. Despite our efforts to safeguard our facilities, including acquiring insurance, adopting health and safety protocols and utilizing off-site storage of computer data, vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy our inventory of finished goods, cause substantial delays in our operations, result in the loss of key information and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

If there are significant disruptions in our information technology systems, our business, financial condition and operating results could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory, product development tasks, clinical data, and customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, computer viruses or hackers, power losses, and computer system or data network failures. In addition, a variety of our software systems are cloud-based data management applications hosted by third-party service providers whose security and information technology systems are subject to similar risks.

The failure of our or our service providers' information technology could disrupt our entire operation or result in decreased sales, increased overhead costs and product shortages, all of which could have a material adverse effect on our reputation, business, financial condition and operating results.

We may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters and other facilities are located in Santa Barbara, California, which in the past has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Failure to obtain hospital or group purchasing organization contracts could have a material adverse effect on our financial condition and operating results.

A portion of our net sales is derived from sales to hospitals. Many hospital customers, through the contracting process, limit the number of breast implant suppliers that may sell to their institution. Hospitals may choose to contract with our competitors who have a broader range of products that can be used in a wider variety of procedures or our competitors may actively position their broader product portfolios against us during the hospital contracting process. Any limitations on the number of hospitals to which we can sell our products may significantly restrict our ability to grow.

In addition, contracts with hospitals and group purchasing organizations, or GPOs, often have complex insurance and indemnification requirements, which may not be beneficial to us, or we may not be able to successfully negotiate contracts with a substantial number of hospitals and GPOs at all, which could adversely affect our business, financial condition and results of operations.

Our business could suffer if we lose the services of key personnel or are unable to attract and retain additional qualified personnel.

We are dependent upon the continued services of key personnel, including members of our executive management team who have extensive experience in our industry. The loss of any one of these individuals could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified sales, marketing and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of key personnel or our inability to attract or retain other qualified personnel could have a material adverse effect on our business, results of operations and financial condition.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of June 30, 2014, we had approximately 94 full-time employees. Our management and personnel, and the systems and facilities we currently have in place, may not be adequate to support future growth. Effectively executing our growth strategy requires that we increase net sales through sales and marketing activities, recruit and retain additional employees and continue to improve our operational, financial and management controls, reporting systems and procedures. If we are not able to effectively expand our organization in these ways, we may not be able to successfully execute our growth strategy, and our business, financial condition and results of operations may suffer.

We may not realize the benefits of partnerships with other companies, acquisitions of complementary products or technologies or other strategic alternatives.

From time to time, we may consider opportunities to partner with or acquire other businesses, products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base or advance our business strategies. Potential partnerships or acquisitions involve numerous risks, including:

    •
    integration of the acquired products or technologies with our existing business;

    •
    maintenance of uniform standards, procedures, controls and policies;

    •
    unanticipated costs associated with partnerships or acquisitions;

    •
    diversion of management's attention from our existing business;

    •
    uncertainties associated with entering new markets in which we have limited or no experience; and

    •
    increased legal and accounting costs relating to the partnerships or acquisitions or compliance with regulatory matters.

We currently have no commitments with respect to any partnership or acquisition. We do not know if we will be able to identify partnerships or acquisitions we deem suitable, whether we will be able to successfully complete any such partnerships or acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any partnered or acquired products or technologies. Our potential inability to integrate any partnered or acquired products or technologies effectively or realize anticipated synergies may adversely affect our business, financial condition and results of operations.

Risks Related to Our Financial Results and Need for Financing

Our quarterly net sales and operating results are unpredictable and may fluctuate significantly from quarter to quarter due to factors outside our control, which could adversely affect our business, results of operations and the trading price of our common stock.

Our net sales and operating results may vary significantly from quarter to quarter and year to year due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Our net sales and results of operations will be affected by numerous factors, including:

    •
    the impact of the buying patterns of patients and seasonal cycles in consumer spending;

    •
    our ability to drive increased sales of anatomically-shaped breast implants products;

    •
    our ability to establish and maintain an effective and dedicated sales organization;

    •
    pricing pressure applicable to our products, including adverse third-party coverage and reimbursement outcomes;

    •
    results of clinical research and trials on our existing products;

    •
    timing of our research and development activities and initiatives;

    •
    the mix of our products sold due to different profit margins among our products;

    •
    timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

    •
    the ability of our suppliers to timely provide us with an adequate supply of products;

    •
    the evolving product offerings of our competitors;

    •
    regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

    •
    increased labor and related costs;

    •
    interruption in the manufacturing or distribution of our products;

    •
    the effect of competing technological, industry and market developments;

    •
    changes in our ability to obtain regulatory clearance or approval for our products; and

    •
    our ability to expand the geographic reach of our sales and marketing efforts.

Many of the products we may seek to develop and introduce in the future will require FDA approval or clearance before commercialization in the United States, and commercialization of such products outside of the United States would likely require additional regulatory approvals, CE Certificates of Conformity and import licenses. As a result, it will be difficult for us to forecast demand for these products with any degree of certainty. In addition, we will be increasing our operating expenses as we expand our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all.

As of June 30, 2014, we had $21.6 million in cash and cash equivalents. We believe that our available cash on hand and proceeds from this offering will be sufficient to satisfy our liquidity requirements for at least the next 18 months. However, the continued growth of our business, including the expansion of our sales force and marketing programs, and research and development activities, will significantly increase our expenses. In addition, the amount of our future product sales is difficult to predict, especially in light of the recent commercialization of our silicone gel breast implants, and actual sales may not be in line with our forecasts. As a result, we may be required to seek additional funds in the future. Our future capital requirements will depend on many factors, including:

    •
    the net sales generated by our silicone gel breast implants and tissue expanders and any other future products that we may develop and commercialize;

    •
    the costs associated with expanding our sales force and marketing programs;

    •
    the cost associated with developing and commercializing our proposed products or technologies;

    •
    the cost of obtaining and maintaining regulatory clearance or approval for our current or future products;

    •
    the cost of ongoing compliance with regulatory requirements;

    •
    expenses we incur in connection with potential litigation or governmental investigations;

    •
    anticipated or unanticipated capital expenditures; and

    •
    unanticipated general and administrative expenses.

As a result of these and other factors, we do not know whether and the extent to which we may be required to raise additional capital. We may in the future seek additional capital from public or private offerings of our capital stock, borrowings under term loans or other sources, subject to the restrictions under our term loan agreement. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, strategic alliances, partnership arrangements or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us.

If we are unable to raise additional capital, we may not be able to expand our sales force and marketing programs, enhance our current products or develop new products, take advantage of future opportunities, or respond to competitive pressures, changes in supplier relationships, or unanticipated changes in customer demand. Any of these events could adversely affect our ability to achieve our strategic objectives, which could have a material adverse effect on our business, financial condition and operating results.

Our term loan agreement contains restrictive covenants that may limit our operating flexibility.

Our term loan agreement with Oxford Finance LLC, or Oxford, contains certain restrictive covenants that limit our ability to transfer or dispose of certain assets, engage in new lines of business, change the composition of our management, merge with or acquire other companies, incur additional debt, create new liens and encumbrances, pay dividends or subordinated debt and enter into material transactions with affiliates, among others. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the term loan agreement. The term loan agreement also contains financial reporting requirements. There is no guarantee that we will be able to pay the principal and interest under the term loan agreement or that future working capital, borrowings or equity financing will be available to repay or refinance the amounts outstanding under the term loan agreement. In addition, we may enter into debt agreements in the future that may contain similar or more burdensome terms and covenants, including financial covenants.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had federal net operating loss carryforwards, or NOLs, of approximately $96.9 million, which expire in various years beginning in 2027, if not utilized to offset taxable income. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo one or more ownership changes in connection with this offering or future transactions in our stock, our ability to utilize NOLs could be further limited by Section 382 of the Code. As a result of these limitations, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet and for this reason, we have fully reserved against the value of our NOLs on our balance sheet.

Future changes in financial accounting standards may cause adverse unexpected net sales or expense fluctuations and affect our reported results of operations.

A change in accounting standards could have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of existing pronouncements have occurred and may occur in the future. Changes to existing rules or current practices may adversely affect our reported financial results of our business.

Risks Related to Our Intellectual Property and Potential Litigation

If our intellectual property rights do not adequately protect our products or technologies, others could compete against us more directly, which would hurt our profitability.

Our success depends in part on our ability to protect our intellectual property rights. Our intellectual property portfolio consists of no patents or patent applications, and we do not currently plan to file for patent protection in the future, in the United States or elsewhere. We instead rely on trade secrets, proprietary know-how and regulatory barriers to protect our products and technologies and seek protection of our rights, in part, through confidentiality and proprietary information agreements. However, these agreements may not provide sufficient protection or adequate remedies for violation of our rights in the event of unauthorized use or disclosure of confidential and proprietary information. Without additional protection under the patent laws, such unauthorized use or disclosure may enable competitors to duplicate or surpass our technological achievements. Moreover, the laws of certain foreign countries do not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Failure to protect our proprietary rights could seriously impair our competitive position.

If our exclusive license to use certain trademarks in the United States is terminated, we may be required to cease using those trademarks, which could interfere with our ability to market existing or future products under those trademarks.

We rely on a license from our manufacturer for use of the Silimed trademark. In the event Silimed believes that our products do not meet its commercially reasonable quality expectations and we do not cure any deficiency within a commercially reasonable period of time to Silimed's reasonable satisfaction, Silimed may revoke our exclusive license to use the Silimed trademark. If such license is terminated, the inability to use that trademark could result in a loss of sales to us as a result of the goodwill associated with the Silimed trademark, and a competitor may use that trademark to capitalize on the goodwill associated with the Silimed trademark. Either of these outcomes could seriously impair our competitive position.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management's time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. Generally, we do not conduct independent reviews of patents issued to third parties. We may not be aware of whether our products do or will infringe existing or future patents. In addition, patent applications in the United States and elsewhere can be pending for many years, and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications of others now pending of which we are unaware that may later result in issued patents that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. We may not be aware of patents that have already issued that a third party might assert are infringed by our products. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our products. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved and the uncertainty of litigation increase the risk of business assets and management's attention being diverted to patent litigation. In the future, we may receive communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights and/or offering licenses to such intellectual property. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights, even if they lack merit. Any potential intellectual property litigation also could force us to do one or more of the following:

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    stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

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    lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

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    incur significant legal expenses;

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    pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

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    pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

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    redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible; or

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    attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, in some cases until recently. We have been the subject of and may, in the future, be subject to claims that we, our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.

We may be subject to substantial warranty or product liability claims or other litigation in the ordinary course of business that may adversely affect our business, financial condition and operating results.

As a supplier of medical devices, we may be subject to substantial warranty or product liability claims alleging that the use of our products has resulted in adverse health effects or other litigation in the ordinary course of business that may require us to make significant expenditures to defend these claims or pay damage awards. The breast implant industry has a particularly significant history of product liability litigation. The risks of litigation exist even with respect to products that have received or in the future may receive regulatory approval for commercial sale. In addition, our silicone gel breast implants are sold with a warranty providing for no-charge replacement implants in the event of certain ruptures that occur any time during the life of the patient and this warranty also includes cash payments to offset surgical fees if the rupture occurs within 10 years of implantation.

We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that insurance will be available or adequate to protect against all claims. Our insurance policies are subject to annual renewal and we may not be able to obtain liability insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of warranty or product liability claims or other litigation, then our business, financial condition and operating results may be adversely affected.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, directors' and officers' liability insurance, general liability insurance, property insurance and workers' compensation insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, our operating results could be materially adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers. If we operate our business without insurance, we could be responsible for paying claims or judgments against us that would have otherwise been covered by insurance, which could adversely affect our results of operations or financial condition.

Risks Related to Our Legal and Regulatory Environment

We are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to restructure our operations, any of which could adversely affect our business, financial condition and operating results.

As a device manufacturer, even though we do not control referrals or bill directly to Medicare, Medicaid or other third-party payors, we are subject to healthcare fraud and abuse regulation and enforcement by the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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    the federal Anti-Kickback Statute, which applies to our business activities, including our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, knowingly and willfully soliciting, receiving, offering or providing any remuneration (including any bribe, kickback or rebate) directly or indirectly, overtly or covertly, in cash or in kind, intended to induce or return for the purchase or recommendation of any good, facility, item or service reimbursable, in whole or in part, under a federal healthcare program, such as the

      Medicare or Medicaid programs. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims laws;

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    federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, or FCA, that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement material to an obligation to pay or transmit money or property to the federal government, and which may apply to entities that provide coding and billing advice to customers;

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    the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

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    federal "sunshine" requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or PPACA, on certain device manufacturers regarding any "transfers of value" provided to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for "knowing failures," for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and were required to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year; and

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    state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be provided to healthcare providers and entities; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and entities or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws, it is possible that some of our business activities, including our relationships with physicians and other health care providers and entities, some of whom recommend, purchase and/or prescribe our products, could be subject to challenge under one or more of such laws. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and/or criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Our medical device products and operations are subject to extensive governmental regulation both in the United States and abroad, and our failure to comply with applicable requirements could cause our business to suffer.

Our medical device products and operations are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities, such as Health Canada. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

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    design, development and manufacturing;

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    testing, labeling, content and language of instructions for use and storage;

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    clinical trials;

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    product safety;

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    marketing, sales and distribution;

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    regulatory clearances and approvals including pre-market clearance and approval;

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    conformity assessment procedures;

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    product traceability and record keeping procedures;

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    advertising and promotion;

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    product complaints, complaint reporting, recalls and field safety corrective actions;

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    post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

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    post-market studies; and

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    product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, or an approval of a pre-market approval, or PMA, application unless the device is specifically exempt from pre-market review. In the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices for which the 510(k) process cannot be used and that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Modifications to products that are approved through a PMA application generally need FDA approval. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). The FDA's 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained.

In the United States, our silicone gel breast implants are marketed pursuant to a PMA order issued by the FDA in March 2012, and our tissue expanders are marketed pursuant to pre-market clearance under Section 510(k) of the FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. The FDA may demand that we obtain a PMA prior to marketing certain of our future products. In addition, if the FDA disagrees with our determination that a product we market is subject to an exemption from pre-market review, the FDA may require us to submit a 510(k) or PMA in order to continue marketing the product. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain the 510(k) clearances with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

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    we may not be able to demonstrate to the FDA's satisfaction that our products are safe and effective for their intended uses;

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    the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

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    the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions that may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. For example, in 2011, the FDA announced a Plan of Action to modernize and improve the FDA's pre-market review of medical devices, and has implemented, and continues to implement, reforms intended to streamline the pre-market review process. In addition, as part of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, Congress enacted several reforms entitled the Medical Device Regulatory Improvements and additional miscellaneous provisions which will further affect medical device regulation both pre- and post-approval. Any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market and distribute existing products.

The FDA could also reclassify some or all of our products that are currently classified as Class II to Class III requiring additional controls, clinical studies and submission of a PMA for us to continue marketing and selling those products. Under new changes instituted by FDASIA, the FDA may now change the classification of a medical device by administrative order instead of by regulation. Although the revised process is simpler, the FDA must still publish a proposed order in the Federal Register, hold a device classification panel meeting and consider comments from affected stakeholders before issuing the reclassification order. We cannot guarantee that the FDA will not reclassify any of our Class II devices into Class III and require us to submit a PMA for FDA review and approval of the safety and effectiveness of our product. Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating sales from these products or achieving profitability. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some surgeons from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

In addition, even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct postmarketing studies. For example, we are required to continue to study and report clinical results to the FDA on our silicone gel breast implants. Failure to conduct this or other required studies in a timely manner could result in the revocation of the PMA approval or 510(k) clearance for the product that is subject to such a requirement and could also result in the recall or withdrawal of the product, which would prevent us from generating sales from that product in the United States.

Failure to comply with applicable laws and regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

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    warning letters;

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    fines;

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    injunctions;

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    civil penalties;

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    termination of distribution;

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    recalls or seizures of products;

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    delays in the introduction of products into the market;

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    total or partial suspension of production;

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    refusal of the FDA or other regulator to grant future clearances or approvals;

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    withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and/or

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    in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition.

If we or our third-party manufacturer fail to comply with the FDA's good manufacturing practice regulations, it could impair our ability to market our products in a cost-effective and timely manner.

We and our third-party manufacturer are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct inspections or audits at any time. If we or our manufacturer fail to adhere to QSR requirements, have significant non-compliance issues or fail to timely and adequately respond to any adverse inspectional observations or product safety issues, or if any corrective action plan that we or our manufacturer propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action against us, which could delay production of our products and may include:

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    untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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    unanticipated expenditures to address or defend such actions;

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    customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

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    operating restrictions or partial suspension or total shutdown of production;

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    refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

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    withdrawing 510(k) clearances or pre-market approvals that have already been granted;

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    refusal to grant export approval for our products; or

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    criminal prosecution.

Any of the foregoing actions could have a material adverse effect on our reputation, business, financial condition and operating results. Furthermore, our manufacturer may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our future products, and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

Some of our future products may require FDA clearance of a 510(k) or FDA approval of a PMA. The FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or pre-market approval of new products.

Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

If we modify our FDA approved or cleared devices, we may need to seek additional clearances or approvals, which, if not granted, would prevent us from selling our modified products.

In the United States, our silicone gel breast implants are marketed pursuant to a PMA order issued by the FDA in March 2012, and our tissue expanders are marketed pursuant to pre-market clearance under Section 510(k) of the FDCA. Any modifications to a PMA-approved or 510(k)-cleared device that could significantly affect its safety or effectiveness, including significant design and manufacturing changes, or that would constitute a major change in its intended use, manufacture, design, components, or technology requires a new 510(k) clearance or, possibly, approval of a new PMA application or PMA supplement. However, certain changes to a PMA-approved device do not require submission and approval of a new PMA or PMA supplement and may only require notice to FDA in a PMA Annual Report. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k) cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances the changes did not require new 510(k) clearances or PMA approvals. If the FDA disagrees with our determination and requires us to seek new 510(k) clearances or PMA approvals for modifications to our previously cleared or approved products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective or that appropriate regulatory submissions were not made. Delays in receipt or failure to receive approvals, the loss of previously received approvals, or the failure to comply with any other existing or future regulatory requirements, could reduce our sales, profitability and future growth prospects.

A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products that leads to corrective actions, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious injury or death. Manufacturers may also, under their own initiative, recall a product if any material deficiency in a device is found or withdraw a product to improve device performance or for other reasons. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Similar regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources and could cause the price of our stock to decline, expose us to product liability or other claims and harm our reputation with customers. Such events could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. A recall involving our silicone gel breast implants could be particularly harmful to our business, financial and operating results. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA or similar foreign governmental authorities. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA or foreign governmental authorities. If the FDA or foreign governmental authorities disagree with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA or a foreign governmental authority could take enforcement action for failing to report the recalls when they were conducted.

In addition, under the FDA's medical device reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall. We are also required to follow detailed recordkeeping requirements for all firm-initiated medical device corrections and removals, and to report such corrective and removal actions to FDA if they are carried out in response to a risk to health and have not otherwise been reported under the medical device reporting regulations. In addition, in December of 2012, the FDA issued a draft guidance intended to assist the FDA and industry in distinguishing medical device recalls from product enhancements. Per the guidance, if any change or group of changes to a device addresses a violation of the FDCA, that change would generally constitute a medical device recall and require submission of a recall report to the FDA. Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

Any adverse event involving our products, whether in the United States or abroad, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our products.

We often must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials and prepare our regulatory submissions. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance or approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

We may be subject to regulatory or enforcement actions if we engage in improper marketing or promotion of our products.

Our educational and promotional activities and training methods must comply with FDA and other applicable laws, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA. Use of a device outside of its cleared or approved indications is known as "off-label" use. Physicians may use our products off-label in their professional medical judgment, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the FDA determines that our educational and promotional activities or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of warning letters, untitled letters, fines, penalties, injunctions, or seizures, which could have an adverse impact on our reputation and financial results. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our educational and promotional activities or training methods to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products could be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention, result in substantial damage awards against us, and harm our reputation.

Changes in existing third-party coverage and reimbursement may impact our ability to sell our products when used in breast reconstruction procedures.

Maintaining and growing sales of our products when used in breast reconstruction procedures depends, in part, on the availability of coverage and adequate reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals and other healthcare provider customers that purchase our products to use in breast reconstruction procedures typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our products are used, including the cost of the purchase of our products. Changes in the amount third-party payors are willing to reimburse our customers for breast reconstruction procedures using our products could create pricing pressures for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels.

Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the breast reconstruction procedures using our products will be reimbursed at a cost-effective level. Nor can we be certain that third-party payors using a methodology that sets amounts based on the type of procedure performed, such as those utilized by government programs and in many privately managed care systems, will view the cost of our products to be justified so as to incorporate such costs into the overall cost of the procedure. Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

Legislative or regulatory health care reforms may make it more difficult and costly to produce, market and distribute our products after clearance or approval is obtained.

Recent political, economic and regulatory influences are subjecting the health care industry to fundamental changes. The sales of our products depend, in part, on the availability of coverage and adequate reimbursement from third-party payors such as government health programs, private health insurers, health maintenance organizations and other health care-related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of health care. Such legislation and regulations may result in decreased reimbursement for medical devices and/or the procedures in which they are used, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market and generate sales from our products.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products.

Federal and state governments in the United States have recently enacted legislation to overhaul the nation's health care system. In March 2010, the PPACA was signed into law. While the goal of health care reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The PPACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industry. Among other things, the PPACA:

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    imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions;

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    establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

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    implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and

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    creates an independent payment advisory board that will submit recommendations to Congress to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In the future there may continue to be additional proposals relating to the reform of the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products, or the amount of reimbursement available for our products, and could limit the acceptance and availability of our products, any of which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to obtain and maintain regulatory approval in Canada, our market opportunities will be limited.

In order to market our products in Canada, we must obtain and maintain separate regulatory approvals and comply with numerous and varying regulatory requirements. We currently market our tissue expanders and facial implants in Canada, but are awaiting Health Canada's approval to market our breast implant products in Canada. Although we do not anticipate any additional nonclinical or clinical study requirements, we may be delayed in obtaining approval to sell our breast implants in Canada if we need to respond to requests for information from Health Canada during the review process, which remains ongoing. The time required to obtain regulatory approval in Canada may be longer than the time required to obtain FDA pre-market approval. The Canadian regulatory approval process includes many of the risks associated with obtaining FDA clearance and we may not obtain Canadian regulatory approval on a timely basis, if at all. FDA approval does not ensure approval by regulatory authorities in other countries, including Canada, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries. However, the failure to obtain clearance or approval in one jurisdiction may have a negative impact on our ability to obtain clearance or approval elsewhere. If we do not obtain or maintain necessary approvals to commercialize our products in Canada, it would negatively affect our overall market penetration.

Our customers and much of our industry are required to be compliant under the federal Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act and implementing regulations (including the final Omnibus Rule published on January 25, 2013) affecting the transmission, security and privacy of health information, and failure to comply could result in significant penalties.

Numerous federal and state laws and regulations, including HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, govern the collection, dissemination, security, use and confidentiality of health information that identifies specific patients. HIPAA and the HITECH Act require our surgeon and hospital customers to comply with certain standards for the use and disclosure of health information within their companies and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the Business Associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only these Covered Entities, the HITECH Act, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA's privacy and security standards also directly applicable to Covered Entities' Business Associates. As a result, both Covered Entities and Business Associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards.

HIPAA requires Covered Entities (like our customers) and Business Associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against Covered Entities and Business Associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

We are not currently required to comply with HIPAA or HITECH because we are neither a Covered Entity nor a Business Associate (as that term is defined by HIPAA). However, in administering our warranties and complying with FDA required device tracking, we do regularly handle confidential and personal information similar to that which these laws seek to protect. We also occasionally encounter hospital customers who pressure us to sign Business Associate Agreements, or BAAs, although, to date, we have refused, given that we do not believe we are business associates to such Covered Entities under HIPAA or HITECH. If the law or regulations were to change or if we were to agree to sign a BAA, the costs of complying with the HIPAA standards are burdensome and could have a material adverse effect on our business. In addition, under such situations there would be significant risks and financial penalties for us if we were then found to have violated the laws and regulations that pertain to Covered Entities and Business Associates.

We are unable to predict what changes to the HIPAA Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations. If we do not comply with existing or new applicable federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions and any resulting liability could adversely affect our financial condition.

An adverse outcome of a sales and use tax audit could have a material adverse effect on our results of operations and financial condition.

We sell our products in all 50 states and each state (and some local governments) has its own sales tax laws and regulations. We charge each of our customers sales tax on each order and report and pay that tax to the appropriate state authority, unless we believe there is an applicable exception. In some states, there are no available exceptions; in some states, we believe our products can be sold tax free. In other states, we believe we can sell our products tax free only for customers who request tax-exempt treatment due to the nature of the devices we sell or due to the nature of the customer's use of our device. We may be audited by the taxing authorities of one or more states and there can be no assurance, however, that an audit will be resolved in our favor. Such an audit could be expensive and time-consuming and result in substantial management distraction. If the matter were to be resolved in a manner adverse to us, it could have a material adverse effect on our results of operations and financial condition.

Risks Related to This Offering and Ownership of Our Common Stock

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this initial public offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for listing on the New York Stock Exchange, or NYSE, an active trading market may not develop or be sustained following the completion of this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value or the trading price of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The initial public offering price for our common stock has been determined through our negotiations with the underwriters and may not be representative of the price that will prevail in the open market following the offering. Our stock price after the completion of this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this "Risk Factors" section of this prospectus and others such as:

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    a slowdown in the medical device industry, the aesthetics industry or the general economy;

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    actual or anticipated quarterly or annual variations in our results of operations or those of our competitors;

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    changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;

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    actual or anticipated changes in our growth rate relative to our competitors;

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    changes in earnings estimates or recommendations by securities analysts;

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    fluctuations in the values of companies perceived by investors to be comparable to us;

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    announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

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    competition from existing technologies and products or new technologies and products that may emerge;

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    the entry into, modification or termination of agreements with our sales representatives or distributors;

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    developments with respect to intellectual property rights;

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    sales, or the anticipation of sales, of our common stock by us, our insiders or our other stockholders, including upon the expiration of contractual lock-up agreements;

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    our ability to develop and market new and enhanced products on a timely basis;

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    our commencement of, or involvement in, litigation;

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    additions or departures of key management or technical personnel; and

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    changes in laws or governmental regulations applicable to us.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management's attention and resources from our business.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited by the terms of our existing loan agreement and may be prohibited by future loan agreements. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of June 30, 2014, our executive officers, directors and principal stockholders beneficially owned approximately 98.8% of our outstanding voting stock and, upon the closing of this offering, will hold approximately         % of our outstanding voting stock (assuming no exercise of the underwriters' option to purchase additional shares), in each case based on the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus. Therefore, even after this offering, these stockholders have the ability to influence us through their ownership position and may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             in pro forma as adjusted net tangible book value per share as of June 30, 2014 from the price you paid, based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus. In addition, new investors who purchase shares in this offering will contribute approximately         % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately         % of the outstanding share capital and approximately         % of the voting rights. In addition, we have issued options and warrants to acquire common stock at prices below the initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors who purchase shares in this offering. In addition, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, investors purchasing shares in this offering will experience additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

We are an "emerging growth company" and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not "emerging growth companies." As an emerging growth company:

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    we are permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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    we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

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    we are permitted to provide less extensive disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

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    we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenue equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and increasingly after we are no longer an "emerging growth company," we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the NYSE impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Also, the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

Overall, we estimate that our incremental costs resulting from operating as a public company, including compliance with these rules and regulations, may be between $1.5 million and $3.0 million per year. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could result in material misstatements of our annual or interim financial statements and have a material adverse effect on our business and share price.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will however be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an "emerging growth company" as defined in the JOBS Act. However, in connection with our audit as of and for the year ended December 31, 2013, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting.

One material weakness related to our not having properly designed controls in place to account for complex debt and equity transactions, including preferred stock and warrants associated with debt issuances. We plan to increase the size and expertise of our internal accounting team to assist in remediating this weakness. The second material weakness related to our not having properly designed controls in place to record the bonus accrual and related expense in the appropriate period, which we believe we will have remediated as of December 31, 2014.

We cannot assure you that our plans will sufficiently address the identified weaknesses, nor can we assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. Additionally, in the event that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the trading price of our common stock could decline.

Future sales of shares of our common stock by existing stockholders could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that our officers, directors or the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of June 30, 2014, upon completion of this offering, we will have outstanding a total of                shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, only the                shares of common stock sold in this offering by us will be freely tradable, without restriction, in the public market immediately after the offering, unless purchased by our affiliates or existing stockholders. Each of our directors and officers, and certain of our stockholders, have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of June 30, 2014, up to an additional           shares of common stock will be eligible for sale in the public market, approximately             of which are held by our directors and executive officers and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition,             shares of our common stock that are subject to outstanding options as of June 30, 2014 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act.

After this offering, holders of an aggregate of approximately             shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In addition, as of June 30, 2014, there were 4,308,486 shares subject to outstanding options granted under the 2007 Plan. We intend to register the shares of common stock issuable upon exercise of these options. We also intend to register all             shares of common stock that we may issue under the

2014 Plan that we intend to adopt concurrently with the completion of this offering. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described above and in the "Underwriting" section of this prospectus.

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds that we receive from this offering, including for any of the purposes described in the section entitled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering primarily for the continued expansion of our sales force and marketing programs, our ongoing research and development activities, and the acquisition of new product lines. We intend to use the remaining proceeds for working capital and general corporate purposes. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our organizational documents and under Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could reduce our stock price and prevent our stockholders from replacing or removing our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

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    a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

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    a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

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    a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

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    advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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    a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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    a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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    the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our Company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains estimates, projections and other forward-looking statements. Our estimates, projections and other forward-looking statements are based on our management's current assumptions and expectations of future events and trends, which affect or may affect our business, strategy, operations or financial performance. Although we believe that these estimates, projections and other forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely and materially affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from those anticipated or implied in the forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. The words "believe," "may," "might," "could," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "plan," or the negative of those terms, and similar expressions that convey uncertainly of future events or outcomes are intended to identify estimates, projections and other forward-looking statements.

Our estimates, projections and other forward-looking statements may be influenced by one or more of the factors set forth under "Risk Factors" and one or more of the following factors:

    •
    our history of net operating losses and uncertainty regarding our ability to achieve profitability;

    •
    our dependence on sales of silicone gel breast implants to generate a significant amount of our net sales;

    •
    our reliance on a foreign, sole source, third-party to manufacture and supply our silicone gel breast implants, tissue expanders and other products;

    •
    our limited operating history and any difficulties encountered by us as a result of being a company early in its commercialization;

    •
    our inability to operate in a competitive industry and compete successfully against competitors that have greater resources than we do;

    •
    pricing pressure from customers and our competitors;

    •
    concern about the safety and efficacy of our products, which is based on limited long-term clinical data;

    •
    the failure of our products to achieve and maintain market acceptance;

    •
    our inability to expand our sales force and marketing programs;

    •
    our inability to retain a high percentage of our customer base;

    •
    any inaccuracies in our assumptions about the breast implant market;

    •
    our inability to protect our intellectual property;

    •
    our failure to comply with the applicable governmental regulations to which our products and operations are subject;

    •
    the accuracy of our estimates regarding expenses, future net sales, capital requirements and needs for additional financing;

    •
    our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

    •
    our use of the proceeds from this offering.

Other sections of this prospectus include additional factors that could adversely impact our business, strategy, operations or financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or review any estimate, projection or forward-looking statement because of new information, future events or other factors. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See the information included under the heading "Where You Can Find More Information." Estimates, projections and other forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates, projections and other forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

 USE OF PROCEEDS

We estimate that our net proceeds from the sale of                   shares of our common stock in this offering will be approximately $                 million, or $                 million if the underwriters exercise in full their option to purchase additional shares, based on an assumed initial public offering price of $                per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) our expected net proceeds from this offering by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by approximately $                 million, at the assumed initial public offering price of $                per share, and after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us.

We currently anticipate that we will use the net proceeds received by us for the following purposes: (i) approximately $          million to expand our sales force and marketing programs, (ii) approximately $          million to fund research and development activities and (iii) the balance for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

Our expected use of the net proceeds from this offering is based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including the factors described under the heading "Risk Factors" beginning on page 11 of this prospectus. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in high-quality, short-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. At the present time, we have no plans to declare or pay any cash dividends and intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. Any future determination related to our dividend policy will be made by our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends. In addition, the terms of our term loan agreement restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness" for a description of the restrictions on our ability to pay dividends.

 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2014:

    •
    on an actual basis;

    •
    on a pro forma basis to give effect to the following:

    •
    the conversion of all our outstanding preferred stock as of June 30, 2014 into an aggregate of 24,593,087 shares of our common stock in connection with the closing of this offering;

    •
    the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the closing of this offering; and

    •
    on a pro forma as adjusted basis to further adjust the pro forma amounts to give effect to the sale of shares of common stock by us at an assumed initial public offering price of $                per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information included under the headings "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma As Adjusted
		(Unaudited)
	(In thousands, except share amounts)
Long-term debt	$25,177	$25,177	$

Convertible preferred stock, $0.01 par value — 24,593,087 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	150,456	—

Stockholders' deficit:
Common stock, $0.01 par value — 30,200,000 shares authorized, 775,714 shares issued and 575,714 shares outstanding, actual; 30,200,000 shares authorized, 25,368,801 shares issued and 25,168,801 shares outstanding, pro forma; shares authorized, shares issued and shares outstanding, pro forma as adjusted	8	254
Preferred stock, $0.01 par value — no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Additional paid-in capital	2,022	152,232
Treasury stock, at cost (200,000 shares)	(260)	(260)
Accumulated deficit	(129,397)	(129,397)

Total stockholders' (deficit) equity	(127,627)	22,829

Total capitalization	$48,006	$48,006	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the mid-point of the price range set forth on the cover page of this prospectus would increase (decrease) our pro forma as adjusted additional paid-in capital, total stockholders' equity and total capitalization by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted additional paid-in capital, total stockholders' equity and total capitalization by approximately $                 million, at the assumed initial public offering price of $                per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

The table set forth above is based on the number of shares of our common stock and preferred stock outstanding as of June 30, 2014, and excludes:

    •
    131,210 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2014, at a weighted average exercise price of $5.335 per share;

    •
    4,308,486 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under the 2007 Plan at a weighted average exercise price of $1.27 per share;

    •
    190,500 shares of common stock issuable upon exercise of outstanding options granted on July 22, 2014 to purchase shares of common stock under the 2007 Plan at an exercise price of $4.82 per share;

    •
                     shares of common stock reserved for future grant or issuance under the 2014 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

    •
                     shares of common stock reserved for future grant or issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities, less preferred stock, divided by the number of our outstanding shares of common stock.

Our historical net tangible book value (deficit) as of June 30, 2014 was ($142.1) million, or ($246.76) per share of our common stock.

Our pro forma net tangible book value as of June 30, 2014 and immediately prior to this offering would have been $8.4 million, or $0.33 per share of our common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into 24,593,087 shares of our common stock.

After giving effect to the sale of                shares of our common stock offered in this offering at the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been approximately $            million, or approximately $           per share of our common stock. This represents an immediate increase in pro forma net tangible book value of approximately $           per share to existing stockholders, and an immediate dilution in pro forma as adjusted net tangible book value of approximately $           per share to new investors purchasing in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2014	$(246.76)
Increase in net tangible book value per share attributable to conversion of preferred stock	$247.10
Pro forma net tangible book value per share as of June 30, 2014 before giving effect to this offering	$0.33
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $           and the dilution per share to new investors participating in this offering would decrease (increase) by approximately $           , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $           and the dilution per share to new investors in this offering would decrease (increase) by approximately $           , at the assumed initial public offering price of $           per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase                  additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase (decrease) to $           per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $           per share and an immediate increase (decrease) of dilution of $           per share to new investors in this offering, in each case at the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2014, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors participating in this offering.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering			%			%

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $            million, $            million and $           , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $            million, $            million and $           , respectively, at the assumed initial public offering price of $           per share remains the same, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase                  additional shares of our common stock in this offering, the number of shares of common stock held by existing stockholders will be reduced to       % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to                  , or       % of the total number of shares of common stock to be outstanding after this offering.

The tables above exclude the following shares:

    •
    131,210 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2014, at a weighted average exercise price of $5.335 per share;

    •
    4,308,486 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under the 2007 Plan at a weighted average exercise price of $1.27 per share;

    •
    190,500 shares of common stock issuable upon exercise of outstanding options granted on July 22, 2014 to purchase shares of common stock under the 2007 Plan at an exercise price of $4.82 per share;

    •
                      shares of common stock reserved for future grant or issuance under the 2014 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

    •
                      shares of common stock reserved for future grant or issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

If all of our options and warrants outstanding as of July 31, 2014 had been exercised as of June 30, 2014, the total number of shares of common stock on a pro forma as adjusted basis purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors participating in this offering would be:

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering			%			%

Total		100.0%		$	100.0%

 SELECTED FINANCIAL DATA

The statement of operations data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2013 and 2014 and the balance sheet data as of June 30, 2014 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period and our interim results are not necessarily indicative of results for a full year or any future period.

You should read the selected financial data presented below in conjunction with the information included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
	(In thousands, except per share and share amounts)
Statement of operations data:
Net sales	$10,447	$35,171	$17,940	$21,947
Cost of goods sold	2,352	8,592	4,384	5,455

Gross profit	8,095	26,579	13,556	16,492

Operating expenses:
Sales and marketing	17,919	22,229	10,797	11,863
Research and development	3,670	4,479	2,166	2,305
General and administrative	9,938	18,078	9,768	4,908

Total operating expenses	31,527	44,786	22,731	19,076

Loss from operations	(23,432)	(18,207)	(9,175)	(2,584)
Other (expense) income, net:
Interest expense	—	(872)	(380)	(842)
Other (expense) income, net	(1)	(46)	(20)	2,264

Total other (expense) income, net	(1)	(918)	(400)	1,422

Loss before income taxes	(23,433)	(19,125)	(9,575)	(1,162)
Income taxes	—	—	—	—

Net loss	$(23,433)	$(19,125)	$(9,575)	(1,162)

Per share data:
Basic and diluted net loss per share attributable to common stockholders(1)	$(30.91)	$(29.91)	$(13.45)	(2.03)

Weighted average outstanding common shares used for net loss per share attributable to common stockholders:
Basic and diluted(1)	758,023	639,419	712,059	572,823

Pro forma net loss per share:
Basic and diluted (unaudited)(1)		$(0.76)		$(0.05)

Weighted average outstanding common shares used in computing pro forma net loss per share attributable to common stockholders:
Basic and diluted (unaudited)(1)		25,232,506		25,165,910

(1)
See Notes 3(d) and 3(u) to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30,
	2012	2013	2014
			(Unaudited)
	(In thousands)
Balance sheet data (at end of period):
Cash and cash equivalents	$39,208	$9,722	$21,637
Working capital	27,718	24,509	33,773
Total assets	69,358	53,166	63,397
Long-term debt	—	15,092	25,177
Convertible preferred stock	150,456	150,456	150,456
Total stockholders' (deficit) equity	(107,640)	(126,673)	(127,627)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a medical aesthetics company committed to making a difference in patients' lives by enhancing their body image, growing their self-esteem and restoring their confidence. We were founded to provide greater choice to board-certified plastic surgeons and patients in need of medical aesthetics products. We have developed a broad portfolio of products with technologically differentiated characteristics, supported by independent laboratory testing and strong clinical trial outcomes.

Our primary products are silicone gel breast implants for use in breast augmentation and breast reconstruction procedures, which we offer in over 120 variations of shapes, sizes and textures. Our breast implants are primarily used in elective procedures which are generally performed on a cash-pay basis. Many of our breast implants incorporate one or more differentiated technologies, including a proprietary high-strength, cohesive silicone gel and proprietary texturing branded TRUE Texture. We also offer breast tissue expanders and a range of other aesthetic and specialty products. We do not have any patents or patent applications, but rely on trade secrets, proprietary know-how and regulatory barriers to protect our products and technologies.

Our breast implants were approved by the U.S. Food and Drug Administration, or FDA, in 2012, based on data we collected from our ongoing, long-term clinical trial of our breast implants in 1,788 women across 36 investigational sites in the United States. Our clinical trial is the largest prospective, long-term safety and effectiveness pivotal study of breast implant patients in the United States.

We commenced sales of our breast implants in the United States in May 2012. We sell our breast implants and breast tissue expanders, or Breast Products, exclusively to board-certified and board-admissible plastic surgeons, who we refer to as Plastic Surgeons, and tailor our customer service offerings to their specific needs, which we believe helps secure their loyalty and confidence. According to the American Society of Plastic Surgeons, or ASPS, there are approximately 6,400 board-certified plastic surgeons in the United States. We currently sell our products in the United States where we sell our products through a direct sales organization consisting of 44 employees, including sales representatives and sales management, as of June 30, 2014.

Our net sales were $35.2 million for the year ended December 31, 2013, as compared to $10.4 million for the year ended December 31, 2012. Our net sales were $21.9 million for the six months ended June 30, 2014, as compared to $17.9 million for the six months ended June 30, 2013. Our net loss was $19.1 million for the year ended December 31, 2013, as compared to $23.4 million for the year ended December 31, 2012. Our net loss was $1.2 million for the six months ended June 30, 2014, as compared to $9.6 million for the six months ended June 30, 2013. Our accumulated deficit as of June 30, 2014 was $129.4 million. To date, we have funded our operations primarily with proceeds from the sales of preferred stock, borrowings under our term loans and, since 2012, sales of our products.

2007 Acquisition of Grader Street

On April 4, 2007, we acquired substantially all of the assets of Grader Street Medical Products, Inc., or Grader Street (formerly, Silimed, Inc.), a privately held Texas-based company engaged in the development and sale of medical devices, including breast implants, under the terms of an Asset Purchase Agreement, or APA. The consideration paid by us to Grader Street was $29.9 million in cash, 250,000 shares of our common stock and a series of future contingent payments with a potential total value of $70.0 million.

In March 2012, we initiated an arbitration proceeding against Grader Street, which we refer to as the Grader Street arbitration, to seek a decision that, under the terms of the APA, we were entitled to a substantial reduction in the purchase price reducing contingent payments owed to Grader Street. On May 16, 2013, we, Grader Street and Grader Street's founder reached an agreement in which we agreed to pay Grader Street a gross amount of $18.0 million and release all claims that we had against Grader Street and its founder. Grader Street and its founder also released all claims against us, including all future contingent payments, under the APA. In addition, under the terms of the agreement, we paid $0.3 million to repurchase 200,000 shares (of the original 250,000 shares issued) held by Grader Street's founder.

Components of Results of Operations

Net Sales

We commenced sales of our breast implants in the United States in the second quarter of 2012 and our Breast Products have historically accounted for substantially all of our net sales. Sales of our Breast Products accounted for 98% and 97% of our net sales for the year ended December 31, 2013 and for the six months ended June 30, 2014, respectively.

We recognize revenue, net of sales discounts and returns, as the customer has a standard six-month window to return purchased products. We anticipate our net sales will increase as we expand our sales force and marketing programs, increase awareness of our products and increase the comfort of Plastic Surgeons using anatomically-shaped breast implants. We also expect that, in the future, our net sales will fluctuate on a quarterly basis due to a variety of factors, including seasonality of breast augmentation procedures. We believe that breast implant sales are subject to seasonal fluctuation due to breast augmentation patients' planning their surgery leading up to the summer season and in the period around the winter holiday season.

Cost of Goods Sold and Gross Margin

Cost of goods sold consists primarily of costs of finished products purchased from our third-party manufacturer, reserve for product warranties and warehouse and other related costs.

Our silicone gel breast implants, tissue expanders and other products are manufactured under an exclusive contract with Silimed. Under our contract with Silimed, each particular style of implant has a fixed unit cost. In addition to product costs, we provide a commercial warranty on our silicone gel filled breast implants. The warranty covers device ruptures in certain circumstances. Estimated warranty costs are recorded at the time of sale. Our warehouse and other related costs include labor, rent, product shipments from Silimed and other related costs.

We expect our overall gross margin, which is calculated as net sales less cost of goods sold for a given period divided by net sales, to fluctuate in future periods primarily as a result of targeted pricing programs, manufacturing price increases and the changing mix of products sold with different gross margins.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of salaries, bonuses, benefits, incentive compensation and travel for our sales, marketing and customer support personnel. Our sales and marketing expenses also include expenses for trade shows, our no-charge customer shipping program and product evaluation, as well as educational, promotional and marketing activities, including direct and online marketing. We expect our sales and marketing expenses to increase in absolute dollars as we increase our headcount and expand our Plastic Surgeon and consumer marketing programs.

Research and Development Expenses

Our research and development, or R&D, expenses, primarily consist of clinical expenses, regulatory expenses, product development, consulting services, outside research activities, quality control and other costs associated with the development of our products and compliance with Good Clinical Practices, or cGCP, requirements. R&D expenses also include related personnel and consultant compensation and stock-based compensation expense. We expense R&D costs as they are incurred.

We expect our R&D expenses to vary as different development projects are initiated and completed, including improvements to our existing products, expansions of our existing product lines, new product acquisitions and our FDA-required PMA and post-approval studies of our breast implants. However, we generally expect these costs will increase in absolute terms over time as we continue to expand our product portfolio and add related personnel.

General and Administrative Expenses

Our general and administrative, or G&A, expenses primarily consist of salaries, bonuses, benefits and stock-based compensation for our executive, financial, legal, business development and administrative functions. Other G&A expenses include outside legal counsel and litigation expenses, independent auditors and other outside consultants, insurance, benefits, facilities and information technologies expenses. Beginning in 2013, G&A expenses also include the federal excise tax on the sale of medical devices in the United States.

In 2012, Mentor filed one lawsuit against us and one of our employees, in addition to thirteen lawsuits against fifteen of our employees who were all former Mentor employees, which we refer to as the Mentor litigation. In general, these lawsuits alleged that the former employees of Mentor breached their confidentiality and non-compete agreements when they resigned in favor of employment with us, misappropriated confidential Mentor information and trade secrets, and breached their respective duties of loyalty. Although not a party to thirteen of the lawsuits, we provided for the defense of our employees. In those lawsuits, all of Mentor's claims for preliminary injunctive relief were denied and, following that, each of those lawsuits was dismissed. In the sole lawsuit against us and our employee, we prevailed at trial with verdicts of "no liability" rendered by the jury and judge on all claims. Final judgment in this case was entered on October 3, 2013 with Mentor ordered to reimburse us for certain court costs, and in 2014, Mentor waived its right to appeal. For the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012, we incurred $0.0 million, $5.5 million, $10.2 million and $3.0 million, respectively, of G&A expenses related to the Mentor litigation, net of Mentor's reimbursement for certain court costs and preliminary insurance recoveries.

In addition, for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012, we incurred $0.0 million, $1.1 million, $1.2 million and $0.3 million, respectively, of G&A expenses related to the Grader Street arbitration.

Excluding the historic litigation and arbitration expenses described above, we expect future G&A expenses to increase as we build our finance, legal, information technology, human resources and other general administration resources to continue to advance the commercialization of our products. In addition, we expect to incur increased G&A expenses in connection with becoming a public company, which may increase further when we are no longer able to rely on the "emerging growth company" exemption we are afforded under the JOBS Act.

Other Income and Expenses

Our other income and expenses primarily consist of interest expense and amortization of debt discount associated with our term loans and insurance recoveries.

Results of Operations

The following table sets forth our results of operations for the six months ended June 30, 2014 and 2013 and our audited financial data for the years ended December 31, 2013 and 2012. This data should be read together with our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
	(In thousands, except percentages)
Statement of operations data:
Net sales	$10,447	$35,171	$17,940	$21,947
Cost of goods sold	2,352	8,592	4,384	5,455

Gross profit	8,095	26,579	13,556	16,492

Gross Margin	77%	76%	76%	75%
Operating expenses:
Sales and marketing	17,919	22,229	10,797	11,863
Research and development	3,670	4,479	2,166	2,305
General and administrative	9,938	18,078	9,768	4,908

Total operating expenses	31,527	44,786	22,731	19,076

Loss from operations	(23,432)	(18,207)	(9,175)	(2,584)
Other (expense) income, net:
Interest expense	—	(872)	(380)	(842)
Other (expense) income, net	(1)	(46)	(20)	2,264

Total other (expense) income, net	(1)	(918)	(400)	1,422

Net loss	$(23,433)	$(19,125)	$(9,575)	$(1,162)

Comparison of Six Months Ended June 30, 2014 and 2013

Net Sales

Net sales increased $4.0 million, or 22%, to $21.9 million for the six months ended June 30, 2014, as compared to $17.9 million for the six months ended June 30, 2013. This increase was primarily driven by sales of our Breast Products in the United States resulting from increased commercialization activities, including the expansion of our sales organization, increased marketing activities and greater familiarity with our products and customer service offerings by Plastic Surgeons. As of June 30, 2014, our sales organization included 44 employees, as compared to 36 employees as of June 30, 2013.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $1.1 million, or 24%, to $5.5 million for the six months ended June 30, 2014, as compared to $4.4 million for the six months ended June 30, 2013. This increase was primarily due to an increase in sales volume.

The gross margins for the six months ended June 30, 2013 and 2014 were 76% and 75%, respectively. This decrease was primarily due to manufacturing price increases and targeted pricing programs.

Sales and Marketing Expenses

Sales and marketing expenses increased $1.1 million, or 10%, to $11.9 million for the six months ended June 30, 2014, as compared to $10.8 million for the six months ended June 30, 2013. This increase was primarily due to a $0.4 million increase in employee related expense for the sales department and a $0.6 million increase in marketing costs.

Research and Development Expenses

R&D expenses increased $0.1 million, or 6%, to $2.3 million for the six months ended June 30, 2014, as compared to $2.2 million for the six months ended June 30, 2013. This increase was primarily due to an increase in employee-related expenses and costs associated with our post-approval study.

General and Administrative Expenses

G&A expenses decreased $4.9 million, or 50%, to $4.9 million for the six months ended June 30, 2014, as compared to $9.8 million for the six months ended June 30, 2013. This decrease was primarily due to the $5.5 million decrease in litigation expenses related to the Mentor litigation and $1.1 million decrease in arbitration expenses related to the Grader Street arbitration partially offset by an increase in expenses related to the federal excise tax and accounting costs.

Other (Expense) Income, net

Other (expense) income, net for the six months ended June 30, 2014 was primarily associated with interest expense on our term loans of $0.8 million and income from recovery of costs associated with the Mentor litigation of $2.4 million. Other (expense) income, net for the six months ended June 30, 2013 was primarily associated with interest expense on our term loans of $0.4 million.

Comparison of Year Ended December 31, 2013 and 2012

Net Sales

We commenced sales of our breast implants in the United States in May 2012. Our net sales increased $24.7 million, or 237%, to $35.2 million in 2013, as compared to $10.4 million in 2012. This increase was primarily due to having a full year of sales in 2013, as compared to less than eight months of sales in 2012. We also began commercialization activities in May 2012 and continued to increase these activities, resulting in greater familiarity with our products and customer service offerings by Plastic Surgeons, in 2013 as compared to 2012. When our commercialization activities began in May 2012, our sales organization included 29 employees. Our sales organization included 37 employees as of December 31, 2013.

Cost of Goods Sold and Gross Margins

Cost of goods sold increased $6.2 million, or 265%, to $8.6 million in 2013, as compared to $2.4 million in 2012. This increase was primarily due to an increase in sales volume.

The gross margins in 2013 and 2012 remained relatively constant at 76% and 77%, respectively.

Sales and Marketing Expenses

Sales and marketing expenses increased $4.3 million, or 24%, to $22.2 million in 2013, as compared to $17.9 million in 2012. This increase was primarily a result of a $2.2 million increase related to expanding our headcount following commercialization in May 2012 and a $1.4 million increase in marketing costs.

Research and Development Expenses

R&D expenses increased $0.8 million, or 22%, to $4.5 million in 2013, as compared to $3.7 million in 2012. This increase was primarily due to an increase in employee related costs and post-approval study costs.

General and Administrative Expenses

G&A expenses increased $8.1 million, or 82%, to $18.1 million in 2013, as compared to $9.9 million in 2012. This increase was primarily due to the $7.2 million increase in expenses related to the Mentor litigation and $0.9 million increase in expenses related to the Grader Street arbitration. This increase was partially offset by a reduction in certain administrative expenses.

Other (Expense) Income, net

Other (expense) income, net in 2013 was primarily associated with interest expense on our term loans of $0.9 million.

Liquidity and Capital Resources

Since our inception, we have incurred significant net operating losses and anticipate that our losses will continue in the near term. We expect our operating expenses will continue to grow as we expand our operations. We will need to generate significant net sales to achieve profitability. To date, we have funded our operations primarily with proceeds from the sales of preferred stock, borrowings under our term loans and, since 2012, sales of our products. To date, we have received gross proceeds from the sales of preferred stock totaling $151.0 million. We issued and sold preferred stock for aggregate gross proceeds of $65.0 million in March 2012, which was our most recent issuance and sale of preferred stock. All of our preferred stock is convertible to common stock at the option of the holder and will automatically convert upon the closing this offering. As of June 30, 2014, we had $25.2 million outstanding on our term loans.

At June 30, 2014, we had $21.6 million in cash and cash equivalents. We believe that our available cash on hand and proceeds from this offering will be sufficient to satisfy our liquidity requirements for at least the next 18 months. However, the continued growth of our business, including the expansion of our sales force and marketing programs, and research and development activities, will significantly increase our expenses. In addition, the amount of our future product sales is difficult to predict, especially in light of the recent commercialization of our silicone gel breast implants, and actual sales may be not be in line with our forecasts. As a result, we may be required to seek additional funds in the future from public or private offerings of our capital stock, borrowings under term loans or other sources, subject to the restrictions under our term loan agreement.

Our historical cash outflows have primarily been associated with R&D related to obtaining FDA approval for our breast implant portfolio and complying with the FDA's post-approval requirements, the Mentor litigation, activities relating to commercialization and increases in working capital, including the purchase of inventory.

The following table shows a summary of our cash flows provided by (used in) operating, investing and financing activities for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
	(In thousands)
Net cash provided by (used in) operating activities	$(29,846)	$(25,877)	$(11,634)	$2,203
Net cash used in investing activities	(394)	(18,071)	(18,023)	(149)
Net cash provided by financing activities	64,556	14,462	7,159	9,861

Net increase (decrease) in cash and cash equivalents	$34,316	$(29,486)	$(22,498)	$11,915

Cash provided by (used in) operating activities

The net cash provided by operating activities for the six months ended June 30, 2014 was $2.2 million as compared to net cash used in operating activities of $11.6 million for the six months ended June 30, 2013. The change in cash used was primarily associated with the decrease in net loss of $8.4 million and a decrease in cash outflows from operating assets and liabilities resulting from a decrease in inventory purchases, an increase in customer deposits and improved collections of accounts receivable, offset by a reduction in accounts payable.

The decrease in net cash used in operating activities from 2012 to 2013 was primarily associated with the decrease in net loss of $4.3 million.

Cash used in investing activities

The net cash used in investing activities for the six months ended June 30, 2014 was $0.1 million as compared to net cash used in investing activities of $18.0 million for the six months ended June 30, 2013. The change in net cash used was primarily due to an $18.0 million payment made to Grader Street in May 2013 in connection with the obligations relating to our 2007 acquisition of Grader Street.

Net cash used in investing activities in 2013 represents capital expenditures and the $18.0 million payment made to Grader Street in May 2013.

Cash provided by financing activities

Net cash provided by financing activities of $7.2 million and $9.9 million for the six months ended June 30, 2013 and June 30, 2014, respectively, was primarily attributable to funds borrowed under our term loans.

Net cash provided by financing activities of $14.5 million for the year ended December 31, 2013 was attributable to funds borrowed under our term loans, offset by $0.3 million for the repurchase of 200,000 shares of our common stock.

Net cash provided by financing activities of $64.6 million for the year ended December 31, 2012 was attributable to the issuance of Series C preferred stock issued in March of that year.

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

    •
    the net sales generated by our silicone gel breast implants and tissue expanders and any other future products that we may develop and commercialize;

    •
    the costs associated with expanding our sales force and marketing programs;

    •
    the cost associated with developing and commercializing our proposed products or technologies;

    •
    the cost of obtaining and maintaining regulatory clearance or approval for our current or future products;

    •
    the cost of ongoing compliance with regulatory requirements;

    •
    expenses we incur in connection with potential litigation or governmental investigations;

    •
    anticipated or unanticipated capital expenditures; and

    •
    unanticipated G&A expenses.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

    •
    support of our commercialization efforts related to our current and future products;

    •
    new product acquisition and development efforts;

    •
    payment of monthly interest due under our term loans; and

    •
    facilities expansion needs.

Although we believe the foregoing items reflect our most likely uses of cash in the short-term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Our term loans restrict our ability to incur additional pari passu debt. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see "Risk Factors — Risks Related to Our Financial Results and Need for Financing."

Indebtedness

Term Loan Agreement

On January 17, 2013, we entered into a loan and security agreement with Oxford, which was amended and restated on June 30, 2014, or the term loan agreement. Under the term loan agreement, we have (i) a $7.5 million tranche A term loan, (ii) a $2.5 million tranche B term loan, (iii) a $5.0 million tranche C term loan and (iv) a $10.0 million tranche D term loan. The tranche A, B and C term loans mature on February 1, 2017 and the tranche D term loan matures on January 1, 2019. The term loans are collateralized by a first-priority security interest in substantially all of our assets. The term loans bear interest at a rate equal to 8.4% per annum. The interest-only period for the tranche A, B and C term loans ends on August 1, 2015 and the interest-only period for the tranche D term loan ends on the same date, but with a possible extension of another year if we raise at least $50.0 million in gross proceeds as part of an initial public offering before June 30, 2015.

We may voluntarily repay amounts outstanding under the term loan at any time, subject to paying the final payment. Upon making the final payment of each term loan, whether on prepayment or at maturity, we are required to pay a 6.5% fee on the aggregate principal amount of the term loan being paid. In connection with the term loan agreement, we issued to Oxford (i) seven-year warrants in January 2013 to purchase shares of our common stock with a value equal to 3.0% of the tranche A, B and C term loans amount and (ii) seven-year warrants in June 2014 to purchase shares of our common stock with a value equal to 2.5% of the tranche D term loan amount. The warrants have an exercise price per share equal to the lesser of (i) the Series C preferred stock price of $5.335 per share or (ii) the price per share in a subsequent qualified round of financing where gross proceeds are greater than $10.0 million.

The term loan agreement contains various negative and affirmative covenants, including certain restrictive covenants that limit our ability to transfer or dispose of certain assets, engage in new lines of business, change the composition of our management, merge with or acquire other companies, incur additional debt, create new liens and encumbrances, pay dividends or subordinated debt and enter into material transactions with affiliates, among others. The amended term loan agreement also contains financial reporting requirements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands)
Long-term debt obligations(1)	$15,000	$0	$13,326	$1,674	$0
Interest and other payments related to long-term debt(1)	4,007	1,225	1,789	993	0
Operating lease obligations(2)	330	229	101	0	0

Total contractual obligations	$19,337	$1,454	$15,216	$2,667	$0

(1)
On June 30, 2014, $10.0 million was drawn under our tranche D term loan with Oxford. Unless repaid sooner, the aggregate amount that will become due under the tranche D term loan, inclusive of interest, is $13.1 million, with $0.4 million due in less than 1 year, $5.2 million due in 1-3 years, $6.6 million due in 3-5 years and $0.9 million due in more than 5 years.

(2)
On March 28, 2014, we entered into a new lease agreement for our headquarters in Santa Barbara, California such that our operating lease obligations reflected in the table above will increase by $0.1 million for less than 1 year, $0.8 million for 1-3 years following December 31, 2013, $0.8 million for 3-5 years following December 31, 2013 and $0.5 million for more than 5 years following December 31, 2013.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking accounts. Additionally, the interest rate on our term loans is fixed and not subject to changes in market interest rates.

Related Parties

For a description of our related party transactions, see "Certain Relationships and Related Party Transactions."

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about our financial condition and results of operations that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in Note 3 to our financial statements included in this prospectus, we believe that the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We sell our products directly to customers in markets where we have regulatory approval. We offer a six-month return policy; and we recognize revenue, net of sales discounts and returns, in accordance with FASB Accounting Standards Codification 605, Revenue Recognition (ASC 605). ASC 605 requires that six basic criteria must be met before revenue can be recognized when a right of return exists:

    •
    the seller's price to the buyer is substantially fixed or determinable at the date of sale;

    •
    the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;

    •
    the buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

    •
    the buyer acquiring the product for resale has economic substance apart from that provided by the seller;

    •
    the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

    •
    the amount of future returns can be reasonably estimated.

Appropriate reserves are established for anticipated sales returns based on historical experience, recent gross sales and any notification of pending returns. We recognize revenue when title to the product and risk of loss transfer to customers, provided there are no remaining performance obligations required of us or any written matters requiring customer acceptance. We allow for the return of product from doctors, hospitals and clinics within six months after the original sale, and record estimated sales returns as a reduction of net sales in the same period revenue is recognized. Sales provisions are calculated based upon historical experience with actual returns. Actual sales returns in any future period are inherently uncertain and thus may differ from the estimates. If actual sales returns differ significantly from the estimates, an adjustment to revenue in the current or subsequent period would be recorded. We have established an allowance for sales returns of $10.2 million, $8.3 million and $4.3 million as of June 30, 2014, December 31, 2013 and December 31, 2012, respectively, recorded net against accounts receivable in the balance sheet.

A portion of our revenue is generated from consigned inventory of breast implants maintained at doctor, hospital and clinic locations. The customer is contractually obligated to maintain a specific level of inventory and to notify us upon use. For these products, revenue is recognized at the time we are notified by the customer that the product has been implanted. Notification is usually through the replenishing of the inventory and we periodically review consignment inventories to confirm accuracy of customer reporting. FDA regulations require tracking the sales of all implanted products.

Warranty Reserve

We offer a limited warranty and a lifetime product replacement program for our silicone gel breast implants. Under the limited warranty program, we will reimburse patients for certain out-of-pocket costs related to revision surgeries performed within ten years from the date of implantation in a covered event. Under the lifetime product replacement program, we provide no-charge replacement breast implants under a covered event. The programs are available to all patients implanted with our silicone breast implants after April 1, 2012 and are subject to the terms, conditions, claim procedures, limitations and exclusions. Timely completion of a device tracking and warranty enrollment form by the patient's Plastic Surgeon is required to activate the programs and for the patient to be able to receive benefits under either program.

We accrued for warranties issued in 2013 and 2012 in the amounts of $0.4 million and $0.1 million, respectively, and accrued for warranties issued during the six month periods ended June 30, 2014 and 2013 in the amounts of $0.2 million and $0.2 million, respectively. As of June 30, 2014, December 31, 2013, and December 31, 2012, we held total warranty liabilities of $0.8 million, $0.5 million and $0.1 million, respectively. To date, we have not made settlement payments for registered participants in either program.

Stock-Based Compensation

Stock-based compensation cost is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the fair value of our stock-based awards to employees and directors using the Black-Scholes option pricing model. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

The intrinsic value of all outstanding options as of June 30, 2014 was approximately $                  based on an assumed initial public offering price of $                  per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, of which approximately $                  related to vested options and the remainder related to unvested options.

We recorded total non-cash stock-based compensation expense of $0.3 million and $0.4 million for the years ended December 31, 2013 and 2012, respectively, and $0.2 million for each of the six months ended June 30, 2014 and 2013. At December 31, 2013 and June 30, 2014, we had $0.7 million and $1.5 million of total unrecognized employee stock-based compensation expense, related to stock option grants, respectively. As of December 31, 2013, these costs will be recognized as expense over a weighted-average period of 2.29 years.

We granted options for 190,500 shares of our common stock on July 22, 2014. At the grant date, our board of directors determined that the fair value of our common stock was $4.82 per share based on a valuation analysis described below. We expect to continue to grant stock options in the future, and, to the extent that we do, our actual stock-based compensation expense recognized in future periods will increase.

The Black-Scholes model requires the input of subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility, expected term and the fair value of the underlying common stock on the date of grant, among other inputs. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

    •
    Risk-free interest rate — The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

    •
    Dividend yield — We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

    •
    Expected volatility — As we do not have a significant trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

    •
    Expected term — The expected term represents the period that our stock-based awards are expected to be outstanding.

    •
    Fair value of our common stock — Because our stock was not publicly traded prior to this offering, we estimated the fair value of our common stock, as discussed below. Upon the completion of this offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
Expected term (in years)	6.02 to 6.08	6.08	6.08	6.08
Expected volatility	62% to 64%	56%	56%	57%
Risk-free interest rate	0.85% to 1.15%	1.00% to 1.76%	1.00% to 1.04%	2.00%
Dividend yield	—	—		—

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis.

In addition to the assumptions used in the Black-Scholes option pricing model, the amount of stock-based compensation expense we recognize in our financial statements includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

The fair value of our common stock is determined on each grant date by our board of directors, with input from management. Options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Our assessments of the fair value of our common stock were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation.

Because there has been no public market for our common stock, our board of directors, with the assistance of management, has historically developed these valuations using significant judgment and taking into account numerous factors, including:

    •
    the conclusions of contemporaneous valuations of our common stock by an independent third-party valuation specialist;

    •
    external market conditions affecting the medical device industry;

    •
    trends within the medical device industry;

    •
    the superior rights and preferences of our preferred stock relative to our common stock at the time of each grant;

    •
    our results of operations and financial position;

    •
    our stage of development and business strategy;

    •
    our ability to commercialize our product;

    •
    the lack of an active public market for our common and our preferred stock; and

    •
    the likelihood of achieving a liquidity event such as an initial public offering or sale of our company in light of prevailing market conditions.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on the NYSE on the applicable grant date.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from June 30, 2013 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price	Estimated Fair Value Per Share of Common Stock
October 8, 2013	35,500	$1.30	$1.30
April 24, 2014	427,500	$4.00	$4.00
July 22, 2014	190,500	$4.82	$4.82

For the October 8, 2013 option grants, the valuation of our common stock was based on the Option Pricing Method, or OPM. OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights.

For the April 24, 2014 and July 22, 2014 option grants, the valuations of our common stock were based on the Probability-Weighted Expected Return Method, or PWERM. PWERM considers various potential discrete future outcomes, which, in our case consisted of initial public offering scenarios, a merger and acquisition scenario and a dissolution scenario. Each scenario is assigned probabilities, based on discussions with management, to arrive at the weighted equity value.

Warrant Liabilities

We have issued warrants to Oxford to purchase shares of common stock in connection with our term loan agreement. The warrants are recorded at fair value using either the Black-Scholes option pricing model, other binomial valuation model or lattice model, depending on the characteristics of the warrants at the time of the valuation. The fair value of these warrants is re-measured at each financial reporting period with any changes in fair value being recognized as a component of other (expense) income in the accompanying statements of operations. We will continue to re-measure the warrants to fair value until exercise or expiration of the related warrant.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board, or FASB, issued an accounting standard update intended to simplify how an entity tests indefinite lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update was effective for us beginning in fiscal year 2013. There was no material impact on our financial statements upon the adoption of this guidance.

In May 2014, the FASB issued accounting standard update 2014-09, Revenue from Contracts with Customers. The standard was issued to provide a single framework that replaces existing industry and transaction specific U.S. GAAP with a five step analysis of transactions to determine when and how revenue is recognized. This accounting standard update will be effective for us beginning in fiscal year 2018. We are currently assessing the impact that the standard will have on our financial statements upon adoption of this guidance.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an "emerging growth company," we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an "emerging growth company" we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company

Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation. We may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenue equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. Please see our audited financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ended December 31, 2014. Our independent registered public accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an "emerging growth company" under the JOBS Act. However, in connection with our audit as of and for the year ended December 31, 2013, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. See "Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could result in material misstatements of our annual or interim financial statements and have a material adverse effect on our business and share price," for a discussion of these matters.

BUSINESS

Overview

We are a medical aesthetics company committed to making a difference in patients' lives by enhancing their body image, growing their self-esteem and restoring their confidence. We were founded to provide greater choice to board-certified plastic surgeons and patients in need of medical aesthetics products. We have developed a broad portfolio of products with technologically differentiated characteristics, supported by independent laboratory testing and strong clinical trial outcomes. We sell our breast implants and breast tissue expanders, or Breast Products, exclusively to board-certified and board-admissible plastic surgeons and tailor our customer service offerings to their specific needs, which we believe helps secure their loyalty and confidence. These advantages have allowed us to increase our market share each year since we entered the market in 2012.

Our primary products are silicone gel breast implants for use in breast augmentation and breast reconstruction procedures, which we offer in over 120 variations of shapes, sizes and textures. Our breast implants are primarily used in elective procedures which are generally performed on a cash-pay basis. Many of our breast implants incorporate one or more differentiated technologies, including a proprietary high-strength, cohesive silicone gel and proprietary texturing branded TRUE Texture. Our breast implants offer a desired balance between strength, shape retention and softness due to the high-strength, cohesive silicone gel used in our manufacturing process. TRUE Texture provides texturing on the implant shell that is designed to reduce the incidence of malposition, rotation and capsular contracture. We also offer breast tissue expanders and a range of other aesthetic and specialty products. We do not have any patents or patent applications, but rely on trade secrets, proprietary know-how and regulatory barriers to protect our products and technologies.

Our breast implants were approved by the U.S. Food and Drug Administration, or FDA, in 2012, based on data we collected from our ongoing, long-term clinical trial of our breast implants in 1,788 women across 36 investigational sites in the United States. Our clinical trial is the largest prospective, long-term safety and effectiveness pivotal study of breast implant patients in the United States. The clinical data we collected over a five-year follow-up period demonstrated rupture rates, capsular contracture rates and reoperation rates that were comparable to or better than those of our competitors, based on our competitors' published six-year data. In addition to our pivotal study, our clinical data is supported by our Continued Access Study of 2,497 women in the United States. We have also commissioned a number of bench trials run by independent laboratories that we believe further demonstrate the advantages of our breast implants over those of our competitors.

We sell our Breast Products exclusively to board-certified and board-admissible plastic surgeons, as determined by the American Board of Plastic Surgery, who we refer to as Plastic Surgeons. These surgeons have completed the extensive multi-year plastic surgery residency training required by the American Board of Plastic Surgery. While aesthetic procedures are performed by a wide range of medical professionals, including dermatologists, otolaryngologists, obstetricians, gynecologists, dentists and other specialists, the majority of aesthetic surgical procedures are performed by Plastic Surgeons. Plastic Surgeons are thought leaders in the medical aesthetics industry. According to the American Society of Plastic Surgeons, or ASPS, there are approximately 6,400 board-certified plastic surgeons in the United States. We seek to provide Plastic Surgeons with differentiated services, including enhanced customer service offerings, a ten-year limited warranty that is the best-in-the-industry based on providing patients with the largest cash reimbursement for certain out-of-pocket costs related to revision surgeries in a covered event; a lifetime no-charge implant replacement program for covered ruptures; and our industry-first CapCon Care Program, or C3 Program, through which we offer no-charge replacement implants to breast augmentation patients who experience capsular contracture within the first two years after implantation with our textured breast implants.

Breast augmentation surgery remains the leading aesthetic surgical procedure by dollars and number of procedures in the United States. Based on the number of procedures reported by either the American Society for Aesthetic Plastic Surgery, or ASAPS, or by ASPS, and our estimates of average selling price, implant mix and implants per procedure, we estimate that the U.S. market for breast implants and breast tissue expanders exceeded $600 million in 2013. Based on data from ASAPS and ASPS, between 1997 and 2013, the number of breast augmentation and breast reconstruction procedures has grown at a compound annual growth rate of approximately 7.3% and 4.4%, respectively.

We commenced sales of our breast implants in the United States in the second quarter of 2012. Our net sales were $35.2 million for the year ended December 31, 2013, as compared to $10.4 million for the year ended December 31, 2012. Our net sales were $21.9 million for the six months ended June 30, 2014, as compared to $17.9 million for the six months ended June 30, 2013. Our net loss was $19.1 million for the year ended December 31, 2013, as compared to $23.4 million for the year ended December 31, 2012. Our net loss was $1.2 million for the six months ended June 30, 2014, as compared to $9.6 million for the six months ended June 30, 2013. Our accumulated deficit as of June 30, 2014 was $129.4 million.

Our Market

The overall market for medical aesthetic procedures is significant, and awareness and acceptance of these procedures is growing in the United States. According to ASAPS, in 2013, consumers in the United States spent approximately $12.4 billion on aesthetic procedures overall, including both surgical and non-invasive cosmetic treatments. Of this amount, more than $7.2 billion was spent on aesthetic surgical procedures.

Breast augmentation surgery remains the leading aesthetic surgical procedure by dollars and number of procedures in the United States. According to ASAPS, over 313,000 primary breast augmentation procedures and 55,000 revision augmentation procedures were performed in the United States in 2013. These procedures provide cosmetic solutions generally to enhance breast size and shape, correct breast asymmetries or help restore fullness after breastfeeding. For breast reconstruction, ASPS estimates that approximately 96,000 procedures were performed in the United States in 2013. These procedures are a surgical solution generally used to restore a breast to near normal shape and appearance following a mastectomy and typically utilize a breast tissue expander prior to implantation of a breast implant. Based on the number of procedures reported by ASAPS and by ASPS, and our estimates of average selling price, implant mix and implants per procedure, we estimate that the U.S. market for breast implants and breast tissue expanders exceeded $600 million in 2013. Based on data from ASAPS and ASPS, between 1997 and 2013, the number of breast augmentation and breast reconstruction procedures has grown at a compound annual growth rate of approximately 7.3% and 4.4%, respectively. We believe several factors are contributing to the ongoing growth of these procedures, including:

    •
    the introduction of new technologies and products to the market, such as anatomically-shaped implants;

    •
    medical professionals increasingly promoting aesthetic procedures;

    •
    a growing number of patients proactively seeking to have aesthetic procedures performed to enhance their body image, grow their self-esteem and restore their confidence;

    •
    a greater awareness among patients who have undergone mastectomies in recent years about the breast reconstruction options available to them;

    •
    changes in laws now requiring insurance coverage for some post-mastectomy breast reconstruction; and

    •
    an increasing number of patients who are at high risk of developing breast cancer seeking prophylactic mastectomies and breast reconstruction.

Our Opportunity

We believe a significant opportunity exists in the U.S. marketplace due to the high barriers to entry in the U.S. breast implant market and the historical lack of product and service innovation for Plastic Surgeons.

For more than 20 years prior to the FDA approval of our breast implants in 2012, only two companies manufactured and distributed breast implants in the United States. We believe that this market concentration is largely a result of the considerable costs and risks associated with the lengthy regulatory approval process required by the FDA, which has created a significant barrier to entry in the U.S. breast implant market. All new breast implants require pre-market approval, or PMA, from the FDA before they may be marketed in the United States. The PMA application process is lengthy and uncertain, and the PMA application must be supported by valid scientific evidence, which typically requires long-term follow-up of a large number of enrolled patients, as well as extensive technical, pre-clinical, clinical and manufacturing data to demonstrate safety and effectiveness. At present, we are not aware of any ongoing clinical studies in the United States for silicone breast implants other than those post-approval studies being performed by us and our two U.S. competitors. We believe that in the near term, it is likely that the companies currently providing silicone breast implants in the United States will continue to be the only companies servicing the U.S. silicone breast implant market.

We believe the rigorous FDA approval process and the existence of only two competitors in the U.S. market have historically contributed to a lack of technological innovation in the U.S. breast implant industry resulting in limited product choices. Until recently, surgeons in the United States were only able to purchase basic round breast implants from our two U.S. competitors, while surgeons outside of the United States were able to purchase technologically-advanced round and anatomically-shaped breast implants.

Our Competitive Strengths

We believe that we are well positioned to take advantage of opportunities afforded by current market dynamics. By focusing on products with technologically differentiated characteristics, demonstrating strong clinical data, offering more product choice and providing services tailored specifically to the needs of Plastic Surgeons, we believe we can continue to enhance our position in the breast implant market. Our competitive strengths include:

Differentiated silicone gel and texturing technologies.    We incorporate differentiated technologies into our breast implants, including a proprietary high-strength, cohesive silicone gel and proprietary texturing branded TRUE Texture. Our breast implants offer a desired balance between strength, shape retention and softness due to the gel used in our manufacturing process. We believe the beneficial properties of our breast implants using high-strength, cohesive silicone gel arise both from the characteristics of the gel itself, as well as the unique integration of the gel with our implant shell. Inside each of our breast implants, the unique way that the gel adheres to the shell creates additional strength and shape retention. This allows us to deliver implants that have strength and shaping capability without sacrificing the desired softness. In addition, TRUE Texture technology provides texturing on the implant shell that is designed to reduce the incidence of malposition, rotation and capsular contracture. We do not have any patents or patent applications, but rely on trade secrets, proprietary know-how and regulatory barriers to protect our products and technologies.

Strong clinical trial outcomes.    Our clinical trial results demonstrate the safety and effectiveness of our breast implants. Our breast implants were approved by the FDA based on data we collected from our ongoing, long-term clinical trial of our breast implants in 1,788 women across 36 investigational sites in the United States. Our clinical trial is the largest prospective, long-term pivotal study of breast implant patients in the United States and we have published the safety and effectiveness data that we collected over a five-year follow-up period. Our clinical data demonstrated rupture rates, capsular contracture rates and reoperation rates that were comparable to or better than those of our competitors, based on our competitors' published six-year data.

Innovative services that deliver an improved customer experience.    Our customer service offerings are intended to accommodate and anticipate the needs of Plastic Surgeons so that they can focus on providing better services to their patients. For example, we provide Plastic Surgeons with three warranty programs. Our ten-year limited warranty is the best-in-the-industry based on providing patients with the largest cash reimbursement for certain out-of-pocket costs related to revision surgeries in a covered event. Our lifetime no-charge implant replacement program provides patients replacement devices in the event of a covered rupture. Our C3 program is an industry-first, no-charge implant replacement program for breast augmentation patients who experience capsular contracture within the first two years after implantation with our textured breast implants. We also provide specialized educational initiatives for both Plastic Surgeons and patients to educate them about our technology, products and services and provide greater security and confidence in choosing our breast implants. In addition, we provide a streamlined ordering, shipping and billing process that is tailored for Plastic Surgeons to help enhance their practices.

Board-certified plastic surgeon focus.    We sell our Breast Products exclusively to board-certified and board-admissible plastic surgeons who are thought leaders in the medical aesthetics industry. This helps ensure that our products are implanted by the most highly-skilled surgeons in the field. We address the specific needs of Plastic Surgeons through continued product innovation, expansion of our product portfolio and enhanced customer service offerings. We believe that securing the loyalty and confidence of Plastic Surgeons is essential to our success and that our association with Plastic Surgeons enhances our credibility and aligns with our focus on making a difference in patients' lives.

Proven and experienced leadership team.    We have a highly experienced management team at both the corporate and operational levels with significant experience in the medical aesthetics industry. Members of our senior management team, which consists of ten executives, including our founder and chief executive officer, Hani Zeini, collectively have more than 125 years of medical aesthetics industry experience. Plastic Surgeons value working with a team comprised of highly skilled professionals who have in-depth knowledge of the industry and an understanding of their needs.

Our Strategy

Our objective is to become a leading provider of differentiated medical aesthetic products and services tailored to meet the needs of Plastic Surgeons, allowing us to deliver on our commitment to enhance and make a difference in patients' lives. We are currently focused on growing the breast implant and breast tissue expander markets and our share of them in the United States, and intend to leverage our capabilities into new or complementary aesthetic products or technologies and new geographic markets or market segments. To achieve our objective, we are pursuing the following business strategies:

Create awareness of our differentiated technologies, products and services with Plastic Surgeons and consumers.    To date, we have focused most of our marketing efforts on Plastic Surgeons to promote and create awareness of the benefits of our products. We believe that investing in expanded marketing initiatives will have a positive impact on our business. We offer educational initiatives exclusively to Plastic Surgeons through our Sientra Education Forum. We provide this education through iBook applications, webinars and online forums, at national, regional and local plastic-surgery meetings, as well as through preceptorships. We plan to expand our recent initiative to educate consumers considering breast augmentation or breast reconstruction about our technologies, products and services to drive adoption of our products. We have also partnered with entities such as RealSelf to help Plastic Surgeons reach a broader audience of potential patients and allow them to offer increased education, confidence and comfort to patients seeking an aesthetic procedure.

Enhance our sales capabilities and marketing programs to drive adoption of our products.    We intend to increase our direct sales capabilities through the hiring of additional, experienced sales representatives and support staff. We believe that continued expansion of our sales team will allow us to broaden our market reach and educate a broader group of Plastic Surgeons on the benefits of our products.

Invest in clinical studies and peer reviewed articles with key opinion leaders.    We intend to continue to invest in clinical studies in order to provide published peer reviewed articles that support the clinical benefits of our products and technologies over those of our competitors. We believe our relationship with Plastic Surgeons and our continued focus on providing differentiated products and services will allow us to leverage our existing capabilities to increase our share of the breast implant market specifically and the medical aesthetics market generally.

Broaden our product portfolio and launch new products and services.    We plan to continue to develop products that address the unmet needs of Plastic Surgeons and patients by leveraging our innovative technologies in combination with our regulatory and product development expertise. We have a number of new Breast Products under development with different characteristics and configurations. We believe these expanded product choices will allow Plastic Surgeons to potentially achieve better outcomes for their patients.

Expand to new markets.    We are pursuing regulatory approval for our breast implants in Canada and intend to expand into the Canadian market upon receipt of such approval. We regularly evaluate additional expansion opportunities and in the future may also expand our business to cover new markets and geographic territories.

Selectively pursue acquisitions.    We may selectively pursue domestic and international acquisitions of businesses or technologies that may allow us to leverage our relationships with Plastic Surgeons and our existing commercial infrastructure to provide us with new or complementary products or technologies, and allow us to compete in new geographic markets or market segments or to increase our market share.

Our Products

Our portfolio of products has been specifically tailored to the needs of the Plastic Surgeons we serve. We believe that our broad portfolio of products with technologically differentiated characteristics enable Plastic Surgeons to deliver better outcomes for their patients.

Breast Augmentation and Breast Reconstruction Products

Breast Implants.    We offer the following breast implants:

    •
    Anatomically-shaped textured.  A full line of textured, anatomically-shaped HSC+ breast implants, all of which incorporate our high-strength, cohesive silicone gel and TRUE Texture technology. Our anatomically-shaped implants are engineered for shape retention and feature a gradual upper-pole slope and distributed volume that mimics the characteristics of a natural breast. They also provide a desired balance between strength, shape retention and softness and are designed to enhance tissue adherence to reduce malposition and capsular contracture. Due to the unique relationship between our implant gel and our implant shells, our anatomically-shaped implants have enhanced ability to retain their shape without sacrificing the desired softness. We offer these anatomically-shaped implants in three configurations: round-base, classic-base and oval-base. Our round-base implants are available in eight volumes, our classic-base implants are available in eight volumes and our oval-base implants are available in three projection profiles and 25 volumes.

    •
    Round textured.  A full line of textured, round HSC breast implants, all of which incorporate our high-strength, cohesive silicone gel and TRUE Texture technology. Our textured, round implants maintain softness and are designed to enhance tissue adherence that reduces malposition and capsular contracture. We offer these textured, round implants in three projection profiles: low, moderate and high. Our low projection implants are available in 15 volumes, our moderate projection implants are available in 16 volumes and our high projection implants are available in 14 volumes.

    •
    Round smooth.  A full line of smooth, round HSC breast implants, all of which incorporate our high-strength, cohesive silicone gel. Our smooth, round implants are designed to deliver full upper-pole aesthetic results without compromising softness. We offer these smooth, round implants in 17 volumes with moderate projection and 18 volumes with high projection.

Breast Tissue Expanders.    We offer a full line of breast tissue expanders, most of which are marketed as ACX, in 25 different shapes and sizes that include single and double chamber tissue expanders. Our double chamber tissue expanders are unique to the marketplace and feature technology that was designed to allow controlled and differentiated expansion of breast tissue. Our breast tissue expanders are used in breast reconstruction and implanted during or after the completion of a mastectomy and before the patient has enough tissue to adequately cover a breast implant. Our breast tissue expanders are temporary devices intended to aid in the process of recreating tissue coverage to allow for the placement of the final implant to reconstruct the breast.

Other Products

We also offer a range of other aesthetic products that have received 510(k) clearance from the FDA, including:

    •
    body contouring and other implants, including gluteal, pectoral, calf, facial and nasal implants, and nasal stents, all made from single pieces of silicone elastomer;

    •
    silicone elastomer oval carving blocks that can be shaped and sized by surgeons to address deformity caused by trauma, congenital and other deformities or cancer therapy;

    •
    scar management specialty products under the brand Medgel that use a compound of biocompatible, medical-grade silicone gel or sheeting specifically formulated to treat or prevent various types of scars;

    •
    temporary, single-use, saline-filled breast sizers that can be used to help identify the correct style and size implant for an individual patient; and

    •
    non-breast tissue expanders, which are temporary devices intended to aid in the process of expanding tissue and skin surface area for burn care and other reconstructive use.

Our Technology

Our current portfolio of breast implants utilizes what we believe are the most advanced technologies currently available on the market. These technologies are supported by rigorous product testing, analytics and clinical data. The advanced technologies in our products include:

High-strength, cohesive silicone gel.    Our HSC and HSC+ breast implants offer a desired balance between strength, shape retention and softness due to the high-strength, cohesive silicone gel used in our manufacturing process. The use of high-strength, cohesive silicone gel in our HSC and HSC+ breast implants allows the breast implants to hold a controlled shape while maintaining a soft feel.

The raw silicone stock used in our breast implants has been designed to provide the characteristics desired by Plastic Surgeons for breast implants. At present, we are the only company in the United States that has received FDA approval to use this special raw material in our products.

We have completed a number of studies conducted by independent laboratories to demonstrate the competitive advantages of using high-strength, cohesive silicone gel in our breast implants. We believe this technology differentiates our breast implants for the following reasons:

    •
    our implant gel is stronger, which is evidenced by its resistance to gel fracture;

    •
    due to the unique relationship between our implant gel and our implant shells, our implants have an enhanced ability to retain their shape while preserving the shape of anatomically-shaped implants without sacrificing the desired softness; and

    •
    our shaped implants are softer and more elastic than our competitors' shaped implants.

We believe the beneficial properties of our implants arise from the characteristics of the gel, as well as the unique integration of the gel with our implant shell. Inside each of our implants, the gel adheres to the shell, creating additional structural strength and shape retention in the implant. This results in the ability to deliver strength and shaping capability without a stiffer gel or implant and without sacrificing the desired softness. We typically evaluate these characteristics using the following metrics:

    •
    Peel-force.  Peel-force is measured by the amount of force, measured in pound-force, or lbf, necessary to separate the outer shell of the implant from the internal gel filling. A greater peel-force measurement indicates greater gel-shell integration. In the case of anatomically-shaped implants, greater peel-force can also be an indication of the ability of the implant to retain its shape, particularly the upper portions of the implant, also referred to as the upper pole. Upper pole stability is of particular importance in preserving the desired anatomical shape of an implant over time.

    •
    Gel strength.  Gel strength is measured by the amount of force, measured in lbf, required to cause permanent fractures in the gel. A larger value indicates greater strength.

    •
    Gel elasticity and implant elasticity.  Gel elasticity and implant elasticity can be measured by the level of resistance, measured in millimeters, or mm, to an applied constant force. A higher value represents greater softness and a lower deformation value represents greater firmness.

The following table provides a comparison of certain properties of one of our moderate projection, HSC round breast implants containing high-strength, cohesive silicone gel, and the corresponding competitive implants offered by Allergan and Mentor. All tests were performed by an independent laboratory and measured peel-force, gel strength, gel elasticity and implant elasticity.

	Peel-Force	Gel Strength	Gel Elasticity	Implant Elasticity
	(lbf)	(lbf)	(mm)	(mm)
Mentor Moderate Plus	0.52	23.57	6.402	0.895
Allergan Style 15	0.54	22.02	7.465	0.894
Sientra HSC Moderate Projection	0.72	32.51	5.805	0.925

The test results showed that our HSC round breast implant needed the greatest amount of force in the peel-force test to separate the outer shell from the internal gel filling, displayed over 35% greater resistance to applied force in the gel strength test as compared to the implants of our competitors, and though our HSC round implant gel proved to be the firmest in the gel elasticity test, the entire implant remained as soft.

The following table provides a comparison of certain properties of one of our oval base, moderate projection, HSC+ shaped breast implants containing high-strength, cohesive silicone gel, and the corresponding competitive implants offered by Allergan and Mentor. All tests were performed by an independent laboratory and measured peel-force, gel strength and gel elasticity.

	Peel-Force	Gel Strength	Gel Elasticity
	(lbf)	(lbf)	(mm)
Mentor MemoryShape	0.38	30.10	3.343
Allergan Style 410	0.37	33.01	3.242
Sientra HSC+ Oval Moderate Projection	0.84	45.96	4.270

The test results showed that our HSC+ shaped breast implant needed over two times the peel-force to separate the outer shell from the internal gel filling as compared to the implants of our competitors, displayed the strongest resistance to force in the gel strength test and proved to have the softest gel.

We have also measured upper pole stability of our HSC+ shaped breast implants by using a morphological analysis that quantifies the change in shape of the implant's upper pole caused by rotating the implant from a horizontal to vertical orientation. In performing such a comparison between our HSC+ shaped breast implants and Allergan's Style 410 shaped breast implant, our implant demonstrated only a 3.57% decrease in upper-pole volume when the implant was rotated to an upright position; this is approximately half of the 7.15% change in upper-pole volume demonstrated in Allergan's Style 410 implants.

Based on the test results described above, we believe that our HSC and HSC+ breast implants utilizing high-strength, cohesive silicone gel are differentiated from the corresponding competitive products and provide a desired balance between strength, shape retention and softness that Plastic Surgeons and their patients desire.

TRUE Texture.    We sell breast implants that are available with a smooth outer surface or with an outer surface that is textured using TRUE Texture technology. We believe our textured breast implants using TRUE Texture technology offer us clinical advantages over our competitors' textured products, including:

    •
    better tissue adherence to reduce the incidence of malposition and rotation; and

    •
    reduction in the rate of capsular contracture, a complication in which the patient's body creates a scar-tissue capsule around the implant that can tighten and squeeze the implant potentially causing discomfort, pain and even dislocation of the implant. While we have neither sought nor obtained FDA approval to state that TRUE Texture technology reduces the incidence of capsular contracture, we believe it may significantly reduce this risk, as evidenced by the lower rates of capsular contraction reported over a five-year follow-up period in our ongoing clinical trial.

On a breast implant, the desired texture should have a proportionate amount of surface disruption, as overly aggressive texture can result in double-capsule formation while not enough texturing can result in a lack of adherence resulting in malposition or rotation. We believe that TRUE Texture technology has the right combination of surface disruption without overly aggressive texturing.

We use the competitive advantages demonstrated by the independent laboratory results above for our breast implants incorporating high-strength, cohesive silicone gel and TRUE Texture technology to market and differentiate our products to Plastic Surgeons.

Our Clinical Data

In 2012, our breast implants were approved by the FDA, based on data we collected from our ongoing, long-term clinical trial of our breast implants in 1,788 women across 36 investigational sites. Our clinical trial results demonstrate the safety and effectiveness of our breast implants and provide Plastic Surgeons and their patients the security and confidence to choose our products.

Our clinical trial is the largest prospective, long-term safety and effectiveness pivotal study of breast implant patients conducted in the United States. As shown in the tables below, the clinical data we collected over a five-year follow-up period demonstrates that our HSC round implants and HSC+ shaped implants have low rupture rates, as measured by the percent of implants suspected to have ruptured in the body following implantation, low capsular contracture rates, as measured by the percent of implants that result in moderate-to-severe capsular contracture, low rotation rates, as measured by the percent of implants that rotate in the pocket/body following implantation, and low reoperation rates, as measured by the percent of implant procedures that result in the need for at least one additional operation due to patient choice or undesirable clinical outcome.

We, Allergan and Mentor were required to run independent ten-year clinical studies to obtain PMA approval from the FDA. Even though these PMA studies were not designed to facilitate head-to-head comparisons, we believe that these studies, all of which were reviewed by the FDA, measured similar end points under similar protocols and are regularly provided to Plastic Surgeons for their interpretation. However, since Allergan and Mentor published six-year data in some cases, and our data is currently reported over a five-year period, our data and that of our competitors' may change as data from all three PMA studies continue to be analyzed.

The following table summarizes the key complication rates associated with our HSC round implants and the corresponding competitive round implants offered by Allergan and Mentor as described in published data from PMA studies:

	Sientra 5-Year	Allergan 6-Year		Mentor 6-Year
All Cohorts	(N=1,574)	(N=715)		(N=1,008)
Rupture (overall)	2.1%	3.5%		3.7%
Rupture (MRI cohort)(1)	4.3%	5.5%	*	5.6%
Capsular Contracture	9.8%	14.8%	*	13.4%
Reoperation	24.0%	28.0%	*	26.1%

N= Number of patients
*denotes primary augmentation

(1)
Represents rupture rates reported from a randomly selected subset of patients that underwent MRI evaluation for rupture as required by the FDA.

The following table summarizes the key complication rates associated with our HSC+ shaped implants and the corresponding competitive shaped implants offered by Allergan and Mentor as described in published data from PMA studies:

	Sientra 5-Year	Allergan 5-Year	Mentor 6-Year
Primary Augmentation	(N=321)	(N=492)	(N=572)
Rupture (non-MRI cohort)	0.4%	6.2%	NR
Rupture (MRI cohort)(1)	0.0%	6.3%	2.6%
Capsular Contracture	3.9%	4.0%	2.4%
Rotation	0.0%	2.9%	1.1%

N= Number of patients
NR= Not reported

(1)
Represents rupture rates reported from a randomly selected subset of patients that underwent MRI evaluation for rupture as required by the FDA.

In addition, the five-year capsular contracture analysis of the results from our clinical studies in the United States was published in the peer-reviewed Plastic and Reconstructive Surgery Journal. The analysis included 2,560 augmentation patients with 5,109 implants, of which 62% were smooth and 38% were textured, at 36 investigative sites in the United States with a five year follow-up. The analysis demonstrated a statistically significant reduction in capsular contracture rates when using our textured implants versus smooth implants.

Our Services

Our services are designed to cater to the specific needs of Plastic Surgeons to enable them to maintain and grow their practices. We provide our Plastic Surgeons with superior warranty programs, enhanced customer service offerings and specialized educational initiatives. We believe that tailoring our customer service offerings to Plastic Surgeons helps secure their loyalty and confidence.

Industry-Leading Product Programs and Warranties.    Through our C3 Program, we are the only company that provides no-charge replacement implants to patients who experience capsular contracture in the two years following primary breast augmentation. We provide this benefit to every patient implanted with our textured breast implants. We also provide a ten-year limited warranty that is the best-in-the-industry based on providing patients with the largest cash reimbursement for certain out-of-pocket costs related to revision surgeries in a covered event and a lifetime no-charge implant replacement program for covered ruptures.

Enhanced Customer Service.    As we focus exclusively on Plastic Surgeons and their patients, we believe we are able to tailor our customer service offerings to their specific needs. Our surgeon-facing customer service policies include:

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    simplified account setup through our sales representatives and with pre-qualification and pre-approved credit terms;

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    no-charge shipping to and from accounts;

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    six-month pre-approved returns of unused products with no-charge return shipping and no restocking fees;

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    end-of-month statement billing, rather than one invoice per shipment, and 30-day payment terms;

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    individualized consignment inventory; and

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    order acceptance by phone, fax, email or through our sales representatives.

Educational and Marketing Initiatives.    We have implemented educational and marketing initiatives with a focus on both Plastic Surgeons and their patients considering breast augmentation or reconstruction.

    Plastic Surgeons.    In order to educate Plastic Surgeons about our product lines and, in particular, about the proper use of our anatomically-shaped breast implants, we provide a variety of education programs for Plastic Surgeons under the banner of the Sientra Education Forum.

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    we have developed a tablet-based mobile marketing tool for our sales representatives to use while calling on accounts that includes access to our patient and surgeon labeling, published clinical studies, marketing literature, details on our warranty and C3 programs, our educational iBooks and more.

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    we host symposia with one or more key-note speakers who speak on topics ranging from our corporate identity and customer service offerings to surgical tips and suggestions from thought-leading Plastic Surgeons.

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    we produce comprehensive guides for Plastic Surgeons via the Internet, referred to as iBooks, to provide them training and expertise on the implantation of anatomically-shaped breast implants.

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    we send a limited number of Plastic Surgeons to Europe to observe surgeries and train with world-renowned surgeons who have been implanting anatomically-shaped breast implants for decades and, upon return to the United States, we engage them as consultant-educators to conduct training sessions for other U.S.-based Plastic Surgeons.

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    we periodically sponsor educational surgical preceptorships where a small group of Plastic Surgeons are able to observe a live surgery conducted by one of our trained preceptors and train with that preceptor.

    Patients.    We have recently begun to engage directly with consumers who are considering breast augmentation or reconstruction. We have initially focused our consumer educational and marketing activities on websites where consumers come to research their breast augmentation or reconstruction options, including:

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    our own consumer website, branded with our "Feel So Good" campaign, that provides resources for consumers considering breast augmentation or reconstruction, including referrals and commentaries, product descriptions, patient planning guides and educational brochures and information regarding our warranty and C3 programs; and

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    a one-year exclusive relationship with RealSelf, the leading online community helping people make confident choices in elective cosmetic procedures. Together with RealSelf, we deliver fresh and meaningful content to the RealSelf community that answers common questions patients have regarding breast augmentation. This content is featured on a dedicated Sientra page on RealSelf's website designed to build consumer engagement with the brand and open up the online conversation around breast augmentation directly with Plastic Surgeons.

We believe that our innovative services, including industry-leading product programs and warranties, enhanced customer service offerings and educational and marketing initiatives, deliver an improved customer experience to Plastic Surgeons and their patients.

Sales and Marketing

As of June 30, 2014, we had a sales organization of 44 employees, including sales representatives and sales management. We assign sales territories based on the regions with the highest concentration of accounts. Our sales team is supported by customer and sales experience teams, which provides full-time telephonic and email customer support to our sales representatives and customers.

In addition, our marketing team leads our efforts in brand development, tradeshow attendance, educational forums, product messaging, website development and advertising, among others.

Research and Development

We have incurred, and expect to continue to incur, significant research and development expenses. Our research and development expenses were approximately $3.7 million for the year ended December 31, 2012, $4.5 million for the year ended December 31, 2013 and $2.3 million for the six months ended June 30, 2014. Our research and development expenses primarily consist of costs associated with our clinical and post-approval studies, regulatory activity and product development.

Manufacturing and Quality Assurance

We rely on Silimed to manufacture and package our silicone gel breast implants, tissue expanders and other products. Silimed has over 34 years of experience manufacturing silicone-based implants and distributes its products to over 60 countries worldwide. When we receive products from Silimed, we inspect the products prior to shipping them to our customers. We maintain strategic levels of inventory at our storage facilities located in Santa Barbara, California.

We and Silimed are subject to the FDA's Quality System Regulation, or QSR, reporting requirements and cGMP audits by the FDA. Under the QSR and cGMP requirements, manufacturers, including third party manufacturers, must follow stringent design, testing, production, control, supplier and contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process. Both we and Silimed have been inspected by the FDA regularly, and no FDA Form 483 observations, which are issued when an FDA inspector believes that observed conditions or practices indicate the possibility that an FDA-regulated product may be in violation of

FDA's requirements, have been made in connection with these inspections. Silimed has had three FDA inspections in seven years and is also audited periodically by our quality department to ensure conformity with the specifications, policies and procedures for our products.

At present, all of our products, including our silicone gel breast implants and breast tissue expanders, are manufactured by Silimed pursuant to an amended and restated exclusivity agreement with Silimed entered into in April 2007, and amended in May 2010 and November 2013. We refer to the amended and restated exclusivity agreement with Silimed, as amended, as the Silimed Agreement. Pursuant to the Silimed Agreement, Silimed manufactures and supplies products ordered by us for distribution in the United States and Canada, which we refer to as the Territory. We agreed to use commercially reasonable efforts to promote, sell and distribute the products in the Territory. In addition to Silimed's existing products, we have the exclusive right to sell and distribute any new products manufactured by Silimed during the term of the Silimed Agreement. Silimed sells the products to us at a fixed cost, which may be increased by no more than a low single-digit percentage per annum.

The Silimed Agreement provides that Silimed will not provide its products to any third party in the Territory, with the exception of the distribution of one of its gastric products pursuant to a pre-existing supply agreement that it has with a third-party distributor, and we have agreed not sell Silimed's products to any third party if we have reason to believe that such products have been or will be distributed outside of the Territory. We have also agreed not to distribute any product that directly competes with a product manufactured by Silimed in the Territory.

In the event Silimed fails to supply products ordered by us, we may, under certain circumstances, exercise manufacturing rights to manufacture the products directly or through a third party manufacturer. Pursuant to the Silimed Agreement, Silimed granted to us an exclusive, royalty-free, non-transferable license to use certain of its trademarks in the Territory, including in the event Silimed fails to supply the products to us and in connection with the marketing and sale of the products in the Territory. In addition, the Silimed Agreement allocates intellectual property rights between the parties, including that the parties will jointly own all developments, modifications, enhancements or alterations of products jointly created by the parties, subject to certain restrictions concerning the use of such improvements outside of the Territory. Each party is subject to certain limitations and other restrictions on the transfer of the other party's technology to third parties.

The Silimed Agreement can be terminated by either party under certain limited circumstances, including in connection with the other party's breach of any of its material obligations which such breaching party fails to cure within 60 days of receiving notice from the non-breaching party. If the breach relates only to single product, then the non-breaching party is entitled to terminate the agreement with respect to that specific product. The parties may also terminate the agreement at any time on a product-by-product basis upon mutual written agreement of the parties.

The term of the Silimed Agreement will continue until April 2017.

Competition

The medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We primarily compete with two companies that manufacture and sell breast implants in the United States: Johnson & Johnson through its wholly owned subsidiary, Mentor, and Allergan.

Both of our U.S. competitors are either publicly-traded companies or divisions or subsidiaries of publicly-traded companies with significantly more market share and resources than we have. These companies have greater financial resources for sales, marketing and product development, broader established relationships with healthcare providers and third-party payors, and larger and more established distribution networks. In some instances, our competitors also offer products that include features that we do not currently offer. For example, Allergan sells temporary gel sizers for silicone gel implants and we sell only temporary saline filled sizers. In addition, our competitors may offer pricing programs with discounts across their non-breast aesthetic product portfolios.

We also face potential future competition from a number of companies, medical researchers and existing medical device companies that may be pursuing new implant technologies, new material technologies and new methods of enhancing and reconstructing the breast.

We believe the primary competitive factors in our markets include:

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    breadth of portfolio;

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    technological characteristics of products;

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    clinical evidence;

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    product price;

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    customer service; and

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    support by key opinion leaders.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA and other federal and state regulatory authorities, Health Canada and, if we commence international sales outside of the United States and Canada, other regulatory bodies in other countries. We currently market our tissue expanders and facial implants in Canada, and are awaiting Health Canada's approval to market our breast implant products in Canada. Although we do not anticipate any additional nonclinical or clinical study requirements, we may be delayed in obtaining approval to sell our breast implants in Canada if we need to respond to requests for information from Health Canada during the review process, which remains ongoing.

Regulation by the FDA.    The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA's implementing regulations govern, among other things:

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    product design and development;

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    pre-clinical and clinical testing;

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    establishment registration and product listing with the FDA;

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    product manufacturing;

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    product labeling and storage;

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    pre-market clearance or approval;

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    post-market studies;

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    advertising and promotion;

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    product sales and distribution;

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    recordkeeping and device tracking;

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    complaint handling;

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    recalls and field safety corrective actions; and

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    post-market surveillance and adverse event reporting, including reporting of deaths, serious injuries or device malfunctions.

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a pre-market notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a pre-market approval, or PMA, application. Both the 510(k) clearance and PMA processes can be expensive, lengthy and require payment of significant user fees, unless an exemption is available.

The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in Class I or II, which, absent an exemption, requires the manufacturer to obtain a 510(k) clearance. Class I devices are subject to general controls such as labeling, pre-market notification and adherence to the FDA's Quality System Regulation, or QSR, which cover manufacturers' methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of products. Class II devices are subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling requirements, as well as general controls. Some low risk devices are exempted by regulation from the 510(k) clearance requirement, and the requirement of compliance with substantially all of the QSR. A PMA application is required for devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, including all breast implants, or devices that are "not substantially equivalent" either to a device previously cleared through the 510(k) process or to a "preamendment" Class III device in commercial distribution in the United states before May 28, 1976 for which a regulation requiring a PMA application has not been issued by the FDA.

Our tissue expanders and our body contouring, facial and nasal implants received FDA clearance as Class II devices at various dates prior to approval of our breast implants in March 2012. To obtain 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a preamendment device. The FDA's 510(k) clearance pathway usually takes from three to 12 months from the date the application is completed, but it can take significantly longer and clearance is never assured. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination regarding whether a new pre-market submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. In addition, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit the requisite PMA application(s). In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

Silicone gel-filled breast implants are treated as Class III devices and a full PMA is required. A PMA for our breast implants was approved by the FDA in March 2012. The PMA application process is generally more costly and time consuming than the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA's satisfaction. Accordingly, a PMA application must be supported by valid scientific evidence that typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, and manufacturing and labeling information to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. By statute, the FDA has 180 days to review the "accepted application," although, generally, review of the application takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with QSR, which requires manufacturers to implement and follow elaborate design, testing, control, documentation and other quality assurance procedures in the device design and manufacturing process.

The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or PMA application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the PMA modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

Clinical Trials.    A clinical trial is almost always required to support a PMA application and may be required for a 510(k) pre-market notification. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an Investigational Device Exemption, or IDE, application. Some types of studies deemed to present "non-significant risk" are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a "significant risk" to human health, as defined by the FDA, the Sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the study. During a study, we are required to comply with the FDA's IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. We are also responsible for the appropriate labeling and distribution of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. The FDA's grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

Other Regulatory Requirements.    Even though our breast implants have been approved and commercialized, numerous regulatory requirements apply after a device is placed on the market, regardless of its classification or pre-market pathway. These include, but are not limited to:

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    establishment registration and device listing with the FDA;

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    QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, production, control, supplier and contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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    labeling regulations that prohibit the promotion of products for uncleared or unapproved, or "off-label," uses, and impose other restrictions on labeling, advertising and promotion;

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    medical Device Reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

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    corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. In addition, the FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death.

Also, the FDA requires us to conduct post-market surveillance studies and to maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure by us or our manufacturer to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies. These may include, but may not be limited to, any of the following sanctions or consequences:

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    warning letters or untitled letters that require corrective action;

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    fines and civil penalties;

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    unanticipated expenditures;

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    delays in or refusal to grant requests for 510(k) clearance or pre-market approval of new products or modified products;

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    FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries;

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    suspension or withdrawal of FDA clearance or approval;

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    product recall, detention or seizure;

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    operating restrictions, partial suspension or total shutdown of production;

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    injunctions and consent decrees; and

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    criminal prosecution.

We and our contract manufacturers and some suppliers of components or device accessories also are required to manufacture our products in compliance with cGMP requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic, unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Healthcare Regulatory Laws.    Our business activities, including but not limited to, research, sales, marketing, promotion, distribution, medical education and other activities are subject to regulation under additional laws by numerous regulatory and enforcement authorities in the United States, in addition to the FDA. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, physician sunshine and privacy and security laws and regulations, including but not limited to those described below.

Additionally, our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Non-compliance with the laws described below may result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any actions for non-compliance of such laws can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Federal Anti-Kickback Laws.    The federal Anti-Kickback Statute prohibits, among other things, knowingly or willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase, or recommendation, order or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including such items as improper payments, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything at less than its fair market value. There are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Further, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

We have entered into consulting, speaker and other financial arrangements with physicians, including some who prescribe or recommend our products to patients. We engage such physicians as consultants, advisors and to educate other physicians. Noncompliance with the federal Anti-Kickback Statute could result in significant administrative, civil and/or criminal penalties and fines, including our debarment or exclusion from Medicare, Medicaid or other governmental programs and restrictions on our ability to operate in certain jurisdictions.

Federal Civil False Claims Act.    The FCA, prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim to the federal government. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Manufacturers can be held liable under the FCA if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Penalties for FCA violations include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal FCA is a civil statute, FCA violations may also implicate various federal criminal statutes.

In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud, known as "qui tam" whistleblower lawsuits. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter, or if the plaintiff succeeds in obtaining redress without the government's involvement, then the plaintiff will receive a percentage of the recovery. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

Federal Criminal False Claims Law.    The federal criminal false claims laws prohibit, among other things, knowingly and willfully making, or causing to be made, a false statement or representation of a material fact for use in determining the right to any benefit or payment under a federal health care program. A violation of this statute may constitute a felony or misdemeanor and may result in fines or imprisonment.

Civil Monetary Penalties Law.    The Federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs.

Health Insurance Portability and Accountability Act of 1996.    The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes certain of HIPAA's standards and requirements directly applicable to "business associates" — independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties.

Physician Payments Sunshine Act.    The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, PPACA, imposed, among other things, new annual reporting requirements for device manufacturers for certain payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately, and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for "knowing failures." Device manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 — December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, device manufacturers must submit reports by the 90th day of each subsequent calendar year. CMS will release the data on a public website by September 30, 2014.

In addition, there has been a recent trend of increased federal and state regulation of payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states, such as California and Connecticut, mandate that device manufacturers implement compliance programs. Other states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements, resulting in fines and penalties

Additional State Healthcare Laws.    Many states have also adopted some form of each of the aforementioned laws, some of which may be broader in scope and may apply regardless of payor. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Additionally, as some of these laws are still evolving, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider and training arrangements may ultimately be found to be not in compliance with applicable laws.

United States Foreign Corrupt Practices Act.    The United States Foreign Corrupt Practices Act, or FCPA, prohibits United States corporations and their representatives from offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals in many countries.

International Regulation.    We may evaluate international expansion opportunities in the future. International sales of medical devices are subject to local government regulations, which may vary substantially from country to country. The time required to obtain approval in another country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory body in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a "Notified Body." This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Additional local requirements may apply on a country-by-country basis. Outside of the European Union, regulatory approval would need to be sought on a country-by-country basis in order for us to market our products.

Coverage and Reimbursement; Healthcare Reform.    Sales of our products depend, in part, on the extent to which the procedures using our products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. Breast augmentation procedures are generally performed on a cash-pay basis and are not covered by third-party payors. In contrast, breast reconstruction procedures may be covered by third-party payors, but such third-party payors are increasingly limiting coverage and reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net sales and results.

By way of example, in the United States, the recent implementation of PPACA is an example that has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and medical device industries. The PPACA imposed, among other things, a new federal excise tax of 2.3% on certain entities that manufacture or import medical devices for sale in the United States, established an annual and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Intellectual Property

Our intellectual property portfolio consists primarily of trademarks and trade secrets and does not presently consist of any patents or patent applications. We do not currently intend to file any patent applications in the United States or elsewhere.

Our trademark portfolio consists of five registered U.S. trademarks and six pending Canadian trademark applications. We maintain a program to protect our marks and will institute legal action where necessary to prevent others from using and registering confusingly similar marks.

In addition, to protect our trade secrets and other intellectual property rights, we have entered into confidentiality agreements with third parties, and confidential information and invention assignment agreements with employees, consultants and advisors. However, there can be no assurance that these measures will be successful in any given case and third parties may still obtain this information or we may be unable to protect our rights.

Employees

As of June 30, 2014, we had 94 full-time employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Facilities

Our headquarters located in Santa Barbara, California is approximately 20,000 square feet. The term of the lease for our headquarters expires in February 2020. We also lease warehouse space located in Santa Barbara, California, which is approximately 10,000 square feet. The term of the lease for our warehouse expires in January 2016.

Legal Proceedings

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of July 31, 2014:

Name	Age	Position(s)
Executive Officers
Hani Zeini	49	Director, Founder, President and Chief Executive Officer
Matthew Pigeon	46	Chief Financial Officer and Treasurer
Charles Huiner.	43	Chief Strategy and Corporate Development Officer
Joel Smith.	44	General Counsel, Secretary and Chief Compliance Officer
Non-Employee Directors
Nicholas Simon(2)	60	Chairman of the Board of Directors
Rishi Gupta(3)	37	Director
Timothy Haines(1)	56	Director
R. Scott Greer(2)(3)	55	Director
Kevin O'Boyle(1)(3)	58	Director
Jeffrey Nugent(1)(2)	67	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers

Hani Zeini is our founder. He has been a director and our President and Chief Executive Officer since 2006. He previously served as Executive Vice President of Inamed Aesthetics from 2001 to 2006, as Chief Operating Officer at Acurian, Inc. in 2001 and as President and Chief Executive Officer at Pharmasmarket.com from 2000 to 2001. Prior to that, Mr. Zeini spent 12 years at Dupont Pharmaceuticals Company in various roles, including as Senior Vice President of Global Health Systems. Mr. Zeini holds a B.S. in electrical and computer engineering from the University of Miami and completed the Stanford Executive Program at Stanford University, Graduate School of Business. Mr. Zeini serves as a trustee on the Laguna Blanca School Board of Trustees. He also serves on the Advisory Board for the Image Reborn Foundation. We believe Mr. Zeini brings valuable expertise and perspective to our board in his capacity as the President and Chief Executive Officer of the Company, and his extensive experience and thorough knowledge of our industry qualifies him to serve as one of our directors.

Matthew Pigeon has served as our Chief Financial Officer and Treasurer since 2010. Prior to joining the Company, Mr. Pigeon served as an independent consultant in 2009 and Chief Financial Officer and Chief Strategy Officer for The FRS Company from 2006 to 2008. Before The FRS Company, Mr. Pigeon was a Principal at Banc of America Securities/Montgomery Securities and served in both the equity capital markets and investment banking groups from 1998 to 2004. Mr. Pigeon received his B.A. from the University of California at Santa Barbara and his M.B.A. from the University of Southern California. Mr. Pigeon currently serves on the board of directors for the non-profit Elings Park, Santa Barbara.

Charles Huiner has served as our Chief Strategy and Corporate Development Officer since February 2014. Prior to joining the Company, Mr. Huiner served as the Vice President of Business Development and Marketing for InTouch Health from 2007 to 2014. Before InTouch Health, Mr. Huiner held various positions in the medical aesthetics industry, including as Senior Director of Corporate Development and Strategy for Inamed Corporation from 2003 to 2006 and Vice President of Corporate Development for Isolagen, Inc. from 2006 to 2007. Mr. Huiner developed extensive transactional and strategy experience serving in corporate finance and M&A capacities at Security Capital Group (now GE Capital), Prologis Trust and NatWest Bancorp. Mr. Huiner holds a B.A. in history and American studies from Williams College and earned his M.B.A. in marketing and finance from Northwestern University's Kellogg School.

Joel Smith joined the Company in June 2007 and currently serves as our General Counsel, Secretary and Chief Compliance Officer. In addition to those roles, he was our Treasurer and interim Chief Financial Officer from 2007 to 2009 and served as our Vice President of Corporate Development from 2007 to 2013. Prior to joining the Company, Mr. Smith served as the Vice President of Tavistock Life Sciences from 2004 to 2007 where he had broad responsibilities across a portfolio of privately held drug discovery and medical-device development companies. Mr. Smith had senior business development roles at Triad Therapeutics where he worked from 2001 to 2004 and at BioQ where he was the General Counsel from 2000 and 2001. Mr. Smith's experience in private and public equity financing transactions began as an associate at Brobeck, Phleger and Harrison in its business and technology group from 1997 to 2000. Mr. Smith holds a B.S. in economics and cellular and molecular biology from the University of Michigan and earned his M.B.A. from the University of Michigan Business School and his J.D. from the University of Michigan Law School.

Non-Employee Directors

Nicholas Simon has served as Chairman of the board since March 2012. Mr. Simon has been a Managing Director of Clarus Ventures, LLC, a venture capital firm focused on life sciences companies, since the firm's inception in 2005. Mr. Simon has been a General Partner of MPM BioVentures III, a healthcare venture capital fund, since 2001. From 2000 to 2001, Mr. Simon was Chief Executive Officer and Founder of Collabra Pharma, Inc., a pharmaceutical company. Prior to that, Mr. Simon served in various management positions at Genentech, Inc., including as Vice President of Business and Corporate Development. Mr. Simon has served on the board of directors of Achillion Pharmaceuticals, Inc. and Avanir Pharmaceuticals, Inc. and numerous private companies. He is also on the foundation board of the Gladstone Institute, a private not-for-profit research institute affiliated with the University of California, San Francisco. Mr. Simon received a B.S. in microbiology from the University of Maryland and earned his M.B.A. in marketing from Loyola University. We believe Mr. Simon's experience as a director advising several companies, as well as his significant financial and investment experience qualifies him to serve as one of our directors.

Rishi Gupta has served as a director of the Company since April 2008. Mr. Gupta is a Private Equity Partner at OrbiMed Advisors LLC, a healthcare asset management company. He has been employed by OrbiMed since 2004. From 1999 to 2000, Mr. Gupta served as a corporate finance analyst in healthcare investment banking at Raymond James & Associates. From 2000 to 2001, he served as Manager of Corporate Development at Veritas Medicine. Mr. Gupta has served as a director of ChemoCentryx and numerous private companies. Mr. Gupta received his A.B. in biochemical sciences from Harvard College and holds a J.D. from the Yale Law School. We believe Mr. Gupta is qualified to serve as one of our directors because of his extensive experience in venture capital and financial services and investing in life sciences companies and his service as a board member on many healthcare company boards.

Timothy Haines has served as a director of the Company since October 2013. Mr. Haines has been a partner at Abingworth, a life science and healthcare private investment firm, since 2005. Prior to that, Mr. Haines was chief executive of Astex Therapeutics Limited. Mr. Haines was with Astex

Therapeutics Limited for more than five years and was a director of the company at it sale to Otsuka in October 2013. Previously, he was chief executive of two divisions of the publicly listed medical technology company, Datascope Corp. Prior to Datascope, he held a number of senior management positions in the United States and Europe. Mr. Haines currently serves as a director of Lombard Medical Technologies Inc. and Pixium Vision. He has served as a director of Astex Pharmaceuticals and Xcounter AB and numerous private companies. He is a former director of the Biotechnology Industry Association and currently sits on the Venture Committee of the British Venture Capital Association. Mr. Haines has a B.Sc. from Exeter University and an M.B.A. from INSEAD. We believe Mr. Haines' valuable experience gained from the executive positions he held at biotechnology and healthcare companies, as well as his experience as a director advising several companies, qualifies him to serve as one of our directors.

R. Scott Greer has served as a director of the Company since July 2014. Mr. Greer founded Numenor Ventures, LLC, a venture capital firm focused on life sciences companies, and has served as its Managing Director since June 2002. Prior to that, in 1996, Mr. Greer co-founded Abgenix, Inc., a company that specialized in the discovery, development and manufacture of human therapeutic antibodies, and from June 1996 through May 2002, he served as its Chief Executive Officer. He also served as a director of Abgenix from 1996 and chairman of the board from 2000 until the acquisition of Abgenix by Amgen, Inc. in April 2006. Prior to Abgenix's formation, Mr. Greer held senior management positions at Cell Genesys, Inc., a biotechnology company, initially as Chief Financial Officer and Vice President of Corporate Development and later as Senior Vice President of Corporate Development. Mr. Greer currently serves as the chairman of the board of Ablexis LLC and is a director of Auspex, Inc., StemCells, Inc. and Nektar Therapeutics. He previously served as chairman of the board of Sirna Therapeutics and as a director of Illumina, Inc., CV Therapeutics, Inc. and Affymax, Inc. He has also previously served on the board of numerous private companies. Mr. Greer received his B.A. in economics from Whitman College, earned his M.B.A. in business administration from Harvard University and was a certified public accountant. We believe Mr. Greer's significant financial, business and management expertise, coupled with his extensive experience as a director of multiple life science companies, qualifies him to serve as one of our directors.

Kevin O'Boyle has served as a director of the Company since July 2014. From 2010 to 2011, Mr. O'Boyle served as Senior Vice President and Chief Financial Officer at Advanced BioHealing, Inc. until it was acquired by Shire Plc. From 2003 to 2009, Mr. O'Boyle served as Chief Financial Officer of NuVasive, Inc. Mr. O'Boyle currently serves as a director of GenMark Diagnostics, Inc., Durata Therapeutics, Inc., Tornier N.V. and Zeltiq Aesthetics, Inc. Mr. O'Boyle received a B.S. in accounting from Rochester Institute of Technology and completed the Executive Management Program at the University of California at Los Angeles, John E. Anderson Graduate Business School. We believe Mr. O'Boyle is qualified to serve as one of our directors based on his financial and accounting expertise and his significant experience and familiarity with companies in the medical device and aesthetics industries.

Jeffrey Nugent has served as a director of the Company since July 2014. Mr. Nugent has been the Interim Chief Executive Officer of Biolase, Inc. since June 2014. Prior to that, Mr. Nugent was Founder, President and Chief Executive Officer of Precision Dermatology, Inc., a multi-channel skin care company that was acquired by Valeant Pharmaceuticals in February 2014. From 1999 to 2002, he served as the President and Chief Executive Officer of Revlon, Inc. and as Worldwide President and Chief Executive Officer of Neutrogena Corporation from 1995 to 1999. Mr. Nugent currently serves as a director of Biolase, Inc. and has previously served as a director of Precision Dermatology, Inc., Myoscience, Inc. and Merz Aesthetics, Inc. Mr. Nugent holds a B.S. in mathematics from St. Joseph's College and earned his M.B.A. in finance and marketing from Loyola University in Chicago. He served as an Artillery Officer in the United States Army. We believe Mr. Nugent is qualified to serve as one of our directors based on his valuable business and management experience as the Chief Executive Officer of several companies in the medical device and aesthetics industries.

Board Composition

Structure

Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will consist of seven members, six of whom will be independent. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

    •
    the Class I directors will initially consist of Messrs.           and           , and their terms will expire at the annual general meeting of stockholders to be held in 2015;

    •
    the Class II directors will initially consist of Messrs.           and           , and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

    •
    the Class III directors will initially consist of Messrs.           and           , and their terms will expire at the annual general meeting of stockholders to be held in 2017.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See "Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws" for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and bylaws.

Director Independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that, other than Mr. Zeini, by virtue of his position as Chief Executive Officer, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. Accordingly, a majority of our directors are independent, as required under applicable NYSE rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Under NYSE corporate governance standards, we are not a "controlled company" of which more than 50% of the voting power is held by an individual, group or another company.

Leadership Structure of the Board

Our corporate governance guidelines specify that the positions of Chairman of the Board and Chief Executive Officer shall remain separate. Currently, Mr. Simon serves as Chairman of the Board. In his role as Chairman, Mr. Simon presides over the executive sessions of the board of directors in which Mr. Zeini does not participate and serves as a liaison to Mr. Zeini and management on behalf of the other members of the board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee consists of Messrs. O'Boyle, Haines and Nugent, each of whom has been determined to satisfy the SEC and the NYSE independence requirements. Mr. O'Boyle serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that each of Messrs. O'Boyle and Nugent is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. The functions of the audit committee include, among other things:

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    evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

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    reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

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    monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

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    prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

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    reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and discussing the statements and reports with our independent auditors and management;

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    reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

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    reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

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    establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

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    preparing the report that the SEC requires in our annual proxy statement;

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    reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

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    reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

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    reviewing on a periodic basis our investment policy; and

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    reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Compensation Committee

Our compensation committee consists of Messrs. Nugent, Simon and Greer. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the NYSE independence requirements. Mr. Nugent serves as the chairperson of the committee. The functions of the compensation committee include, among other things:

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    reviewing, modifying and approving (or if it deems appropriate, making recommendations to the board of directors regarding) our overall compensation strategy and policies;

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    making recommendations to the board of directors regarding the compensation and other terms of employment of our executive officers;

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    reviewing and making recommendations to the board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

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    reviewing and approving (or if it deems it appropriate, making recommendations to the board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

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    evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

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    reviewing and making recommendations to the board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

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    establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

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    reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

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    administering our equity incentive plans;

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    establishing policies with respect to equity compensation arrangements;

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    reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

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    reviewing and making recommendations to the board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

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    reviewing with management and approving our disclosures under the caption "Compensation Discussion and Analysis" in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

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    preparing the report that the SEC requires in our annual proxy statement; and

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    reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Greer, Gupta and O'Boyle. Our board of directors has determined that each of the members of the committee satisfies the SEC and NYSE independence requirements. Mr. Greer serves as the chairperson of the committee. The functions of the nominating and corporate governance committee include, among other things:

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    identifying, reviewing and evaluating candidates to serve on our board of directors;

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    determining the minimum qualifications for service on our board of directors;

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    evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

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    evaluating, nominating and recommending individuals for membership on our board of directors;

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    evaluating nominations by stockholders of candidates for election to our board of directors;

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    considering and assessing the independence of members of our board of directors;

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    developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

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    considering questions of possible conflicts of interest of directors as such questions arise; and

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    reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the completion of this offering, our code of business conduct and ethics will be made available on our website at www.sientra.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website or in public filings to the extent required by applicable SEC rules or exchange requirements.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, limit our directors' and officers' liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors will not be personally liable to corporations and their stockholders for monetary damages for breaches of their fiduciary duties as directors, except for liability:

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    for any transaction from which the director derives an improper personal benefit;

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    for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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    under Section 174 of the General Corporation Law of the State of Delaware (unlawful payment of dividends or redemption of shares); or

    •
    for any breach of a director's duty of loyalty to the corporation or its stockholders.

If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys' fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Director Compensation

We did not pay any compensation to our directors in 2013. However, we did reimburse all non-employee directors for travel and out-of-pocket expenses incurred in connection with their service on the board of directors, including attending board and committee meetings.

In July 2014, we entered into offer letters with Messrs. Greer, O'Boyle and Nugent in connection with their proposed appointment to our board of directors, and they were subsequently appointed to the board effective as of July 22, 2014. Pursuant to the terms of each of their offer letters, they are each entitled to receive a $35,000 annual cash retainer, to be paid in equal quarterly installments in arrears, beginning from their date of appointment. In addition, in connection with their appointment to the board, each of Messrs. Greer, O'Boyle and Nugent were awarded an option to purchase 25,000 shares of our common stock, which will vest in equal monthly installments over three years subject to continued service as a director.

Our board of directors also approved a non-employee director compensation policy in                  2014. This policy will become effective upon the closing of this offering. Under this policy, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of each committee will receive higher retainers for such service. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Retainer	Chairman Annual Retainer
Board of Directors	$35,000	$55,000
Audit Committee	10,000	20,000
Compensation Committee	7,500	15,000
Nominating and Corporate Governance Committee	5,000	10,000

In addition, following the completion of this offering, each non-employee director elected to our board of directors will, upon the date of his or her initial election or appointment to be a non-employee director, be granted an option to purchase a number of shares of common stock having a grant date fair value of $120,000, which will vest in equal monthly installments over three years subject to continued service as a director. Further, at the close of business on the date of each annual stockholder meeting following the initial public offering, each person who is then a non-employee director will be granted an option to purchase a number of shares of common stock having a grant date fair value of $75,000, which will vest in equal monthly installments over the 12-month period measured from the date of grant. In the discretion of the board of directors, the initial and annual director equity grants in any given year may also be awarded as a combination of options and restricted stock unit awards. All stock option or other equity awards to non-employee directors following the completion of this offering are expected to be made pursuant to the 2014 Plan. For additional information, see "Executive Compensation — 2014 Equity Incentive Plan."

We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

The non-employee director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders.

EXECUTIVE COMPENSATION

This narrative discussion of the compensation arrangements that apply to our named executive officers is intended to assist your understanding of, and to be read together with, the Summary Compensation Table and related disclosures set forth below.

Named Executive Officers

Our "named executive officers" include our principal executive officer and our two other most highly compensated executive officers. For 2013, our named executive officers were:

    •
    Hani Zeini, who currently serves as our President and Chief Executive Officer, as well as a member of our board of directors, and is our principal executive officer;

    •
    Matthew Pigeon, who currently serves as our Chief Financial Officer and Treasurer, and is our principal financial officer; and

    •
    Joel Smith, who currently serves as our General Counsel, Secretary and Chief Compliance Officer.

Summary Compensation Table

Name and principal position	Year	Salary	Bonus	Stock awards	Options	Non-equity incentive plan compensation(1)	All other compensation	Total
Hani Zeini President and Chief Executive Officer	2013	$450,000	—	—	—	$350,000	—	$800,000
Matthew Pigeon Chief Financial Officer and Treasurer	2013	309,984	—	—	—	125,000	—	434,984
Joel Smith General Counsel, Secretary and Chief Compliance Officer	2013	280,000	—	—	—	120,000	—	400,000

(1)
Amounts shown represent annual performance-based bonuses earned for 2013. For more information, see below under "— Compensation Elements — Annual Performance Bonus."

Compensation Elements

The executive compensation program for our named executive officers generally consists of a base salary, an annual performance bonus, equity-based awards and other benefits.

Base Salary

We pay base salaries to attract and retain key executives with the necessary experience for our future growth and success. Base salaries provide certainty to our named executive officers as to a fixed amount of their compensation. Base salaries reflect each executive officer's responsibility level, tenure with us, individual performance and business experience.

Annual Performance Bonus

Each of our executives is eligible to earn an annual performance-based cash bonus. The target bonus opportunity for each executive is generally set as a percentage of the executive's base salary. In 2013, the compensation committee established minimum and target 2013 revenue thresholds and other performance objectives for our Company, and the actual bonus amounts were determined in January 2014 based upon actual achievement with respect to those objectives. Accordingly, bonus payments reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation

Table above represent annual bonus payments paid in 2014 for 2013 performance up to an executive's target amount.

Equity-Based Awards

Our equity-based incentive awards are designed to align our interests with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. As of December 31, 2013, stock options were the only form of equity awards we granted to our named executive officers. Vesting of equity awards is tied to continuous service with us and serves as an additional retention measure. Our executives generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to the 2007 Plan. All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally our stock option awards vest over a four-year period subject to the holder's continuous service to us. We expect that future equity awards will be granted to our named executive officers and other employees pursuant to the 2014 Plan. For additional information about the terms of our equity incentive plans, see below under "— Equity Incentive Plans."

Benefits

In addition, we offer a standard benefits package that we believe is necessary to attract and retain key executives. Our named executive officers are eligible to participate in our health and dental insurance benefit plans and flexible spending accounts on the same terms and conditions as are available to all other employees.

Agreements with our Named Executive Officers

Offer letter with Mr. Zeini.    We entered into an initial offer letter with Mr. Zeini dated June 15, 2007, which governed the terms of Mr. Zeini's employment with us through 2013 and provided for an annual base salary of $400,000 and an annual bonus of up to 50% of annual base salary based on his achievement of performance objectives and our achievement of certain pre-established corporate objectives. The offer letter also provided for an initial option grant and, contingent on our achievement of certain research and development milestones, an additional option grant, both of which were vested in full as of December 31, 2013. Additionally, we agreed to recommend to the compensation committee an increase in Mr. Zeini's base salary and to reconsider his severance benefits at such time as we achieve $150 million in sales based on a 12-month trailing average. Under the terms of Mr. Zeini's original offer letter, he was entitled to the following severance benefits in the event of a termination by us without "cause" (as defined in the offer letter): (i) continued payment of his annualized base salary plus the amount of Mr. Zeini's annual bonus for the year preceding the termination date, for twelve months, (ii) all unvested options granted under the 2007 Equity Incentive Plan would immediately vest and become exercisable and (iii) continued participation in medical or dental health plans provided by us for up to twelve months beginning on the termination date.

We entered into an employment agreement with Mr. Zeini in                           2014 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Zeini is entitled to an annual base salary of $462,250, and is eligible to receive an annual target performance bonus of up to 50% of his base salary, as determined by our board of directors. Upon the completion of this offering, Mr. Zeini's annual performance bonus target will increase to 65%. Mr. Zeini is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under "— Potential Payments Upon Termination or Change of Control."

Offer letter with Mr. Pigeon.    We entered into an initial offer letter with Mr. Pigeon on December 14, 2009, which governed his compensation during 2013 and provided for an initial annual base salary of $275,000 and an annual bonus of up to 30% of his annual base salary based on his achievement of performance objectives and our achievement of certain pre-established corporate objectives. The offer letter also provided for an initial option grant. Mr. Pigeon was not entitled to any severance benefits under the terms of his original offer letter.

We entered into an employment agreement with Mr. Pigeon in             2014 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Pigeon is entitled to an annual base salary of $313,733, and is eligible to receive an annual target performance bonus of up to 30% of his base salary, as determined by our board of directors. Upon the completion of this offering, Mr. Pigeon's annual performance bonus target will increase to 45%. Mr. Pigeon is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under "— Potential Payments Upon Termination or Change of Control."

Offer letter with Mr. Smith.    We entered into an initial offer letter with Mr. Smith on May 25, 2007, which governed his compensation during 2013 and provided for an initial annual base salary of $250,000 and an annual bonus of up to 30% of his annual base salary based on his achievement of performance objectives and our achievement of certain pre-established corporate objectives. The offer letter also provided for an initial option grant. Mr. Smith was not entitled to any severance benefits under the terms of his original offer letter.

We entered into an employment agreement with Mr. Smith in             2014 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Smith is entitled to an annual base salary of $287,000, and is eligible to receive an annual target performance bonus of up to 30% of his base salary, as determined by our board of directors. Upon the completion of this offering, Mr. Smith's annual performance bonus target will increase to 45%. Mr. Smith is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under "— Potential Payments Upon Termination or Change of Control."

Potential Payments Upon Termination or Change of Control

Our board of directors has approved severance arrangements with each of our named executive officers, as well as with all of our other executive officers, as documented in their employment agreements with us. The board of directors believes it is important to provide our named executive officers with severance benefits under limited circumstances in order to provide them with enhanced financial security and sufficient incentive and encouragement to remain employed by us. The receipt of any termination-based payments or benefits by our named executive officers summarized below is subject to the executive's execution and the effectiveness of a release of claims against us.

Mr. Zeini

In the event Mr. Zeini's employment is terminated by us without cause, he will be entitled to receive the following benefits:

    •
    a lump-sum severance payment equal to the sum of twelve months of his then-current base salary plus 100% of his target bonus paid in the prior year;

    •
    up to twelve months of company-paid health insurance premiums; and

    •
    vesting of his then-unvested equity awards to the extent of the number of shares that would have vested during the twelve months following termination of employment had his employment not terminated.

If Mr. Zeini's employment is terminated by us without cause or he resigns for good reason (as defined in his employment agreement) on or within twelve months following a change of control of Sientra, then all of his then-unvested equity awards held as of the termination date will immediately vest and, if applicable, become exercisable upon such termination or resignation. In addition, if unvested Sientra equity awards are not assumed by an acquiror in a change of control, then Mr. Zeini will be entitled to receive full acclerated vesting of such awards effective as of the consummation of such transaction.

Mr. Pigeon and Mr. Smith

In the event Mr. Pigeon or Mr. Smith's employment is terminated by us without cause, or such executive resigns for good reason (as defined in the applicable employment agreement) on or within twelve months following a change of control of Sientra, then such executive will be entitled to receive the following benefits:

    •
    cash severance in the form of continuation of his then-current base salary for nine months;

    •
    up to nine months of company-paid health insurance premiums; and

    •
    100% accelerated vesting of all unvested equity awards held as of the termination date.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information about the outstanding equity awards held by each of our named executive officers as of December 31, 2013.

			Number of Securities Underlying Unexercised Options
		Vesting Commencement Date				Exercise Price ($)	Expiration Date
Name	Grant Date		Exercisable	Unexercisable
Hani Zeini	6/15/2007	4/4/2007	921,564	—	(1)(4)	0.60	6/14/2017
	1/15/2009	4/4/2007	307,188	—	(2)(4)	0.85	1/14/2019
	4/19/2012	3/9/2012	131,250	168,750	(1)(4)	1.45	4/18/2022
Matthew Pigeon	1/1/2010	1/1/2010	195,500	—	(3)(4)	0.85	1/1/2020
	4/19/2012	3/9/2012	47,898	56,602	(3)(4)	1.45	4/18/2022
Joel Smith	7/10/2007	6/1/2007	106,000	—	(3)(4)	0.60	7/9/2017
	1/15/2009	1/15/2009	44,000	—	(3)(4)	0.85	1/14/2019
	4/19/2012	3/9/2012	35,000	45,000	(3)(4)	1.45	4/18/2022

(1)
The shares subject to the option vest over a four year period, with approximately 1/48th of the shares vesting each month following the vesting commencement date, subject to continued service with us through each vesting date.

(2)
The shares subject to the option vested as follows: 134,395 were vested as of the grant date, and remainder vested in equal monthly installments over 28 months, subject to continued service with us through each vesting date.

(3)
The shares subject to the option vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting commencement date and thereafter approximately 1/48th of the shares vest each month, subject to continued service with us through each vesting date.

(4)
Option is subject to accelerated vesting upon a qualifying termination of the executive's employment with us, as described under "— Potential Payments and Benefits upon Termination or Change in Control."

Equity Incentive Plans

Our board of directors and stockholders previously adopted the 2007 Plan. Our board of directors and our stockholders have also approved the 2014 Plan and the ESPP.

As of             , 2014, the number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under the 2007 Plan is set forth in the table below. The table below also reflects the shares associated with the 2014 Plan and the ESPP which will become effective upon the pricing of the offering. Our board of directors has determined not to make any further awards under the 2007 Plan following the closing of this offering.

Name of Plan	Number of Shares Reserved for Issuance	Number of Shares Issued	Number of Shares Underlying Outstanding Options	Number of Shares Remaining Available for Future Issuance
2007 Equity Incentive Plan
2014 Equity Incentive Plan		—	—
2014 Employee Stock Purchase Plan		—	—

The following description of each of our stock incentive plans is qualified by reference to the full text of those plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2007 Equity Incentive Plan

The 2007 Plan was approved by our board of directors and our stockholders in April 2007, and was most recently amended in October 21, 2011.

Our 2014 Plan will become effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2007 Plan following that date. However, any outstanding options granted under the 2007 Plan will remain outstanding, subject to the terms of our 2007 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares.    We have reserved an aggregate of             shares of our common stock for issuance under the 2007 Plan. This number is subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. Shares of common stock underlying awards granted under the 2007 Plan that can no longer be exercised, as well as shares that are reacquired by us, are currently added back to the shares of common stock available for issuance under the 2007 Plan.

Types of Awards.    The 2007 Plan permits us to make grants of options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, or ISOs, and options that do not so qualify, which are referred to as nonstatutory stock options, or NSOs. ISOs may be granted only to our employees. NSOs may be issued to employees, officers, directors, consultants and other service providers of us and our affiliates. The 2007 Plan also permits us to make grants of restricted stock, however to date we have only granted options under the 2007 Plan. Restricted stock awards may be issued to employees, officers, non-employee directors, consultants and other service providers of us and our affiliates.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our 2007 Plan. Our board of directors may also delegate to one or more of our officers the authority to designate employees (other than officers) and consultants to receive awards under the 2007 Plan, subject to guidelines approved by our board of directors. Subject to the terms of the 2007 Plan, our board of directors has the authority to make all determinations regarding awards granted under the 2007 Plan, to interpret the plan, to prescribe and amend rules relating to it, and make all determinations necessary or advisable relating to the 2007 Plan. Any determinations made in good faith will be binding on all persons.

Corporate Transactions.    Our 2007 Plan provides that in the event of a merger or consolidation of Sientra into another entity, or the sale of substantially all of our assets, collectively an acquisition, our board of directors has the authority to provide for accelerated vesting if an awardholder should subsequently terminate following such transaction. The 2007 Plan otherwise provides that options which are assumed in connection with an acquisition will be appropriately adjusted as to the number and class of securities and the exercise price.

Transferability.    A participant may not transfer options awarded under our 2007 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2007 Plan.

Plan Amendment or Termination.    Our board of directors may amend, suspend or terminate the 2007 Plan at any time, subject to compliance with applicable law, provided that provided that such action does not impair the existing rights of any participant without such participant's consent. Our board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may substantially affect or impair the rights of a participant under any awards previously granted without his or her consent, subject to certain exceptions. No awards may be granted under the 2007 Plan after the date that is 10 years from the earlier of date the 2007 Plan was approved by our board of directors or our stockholders.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Equity Incentive Plan, or 2014 Plan, in July 2014, and our stockholders approved the 2014 Plan in              2014. The 2014 Plan is the successor to our 2007 Plan. As of date of this prospectus, no further grants will be made under our 2007 Plan.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2014 Plan is             . Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on January 1 of each year for a period of up to 10 years, beginning on January 1, 2015 and ending on and including January 1, 2024, by 4% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 Plan is             .

Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2014 Plan.

Types of Awards.    The 2014 Plan provides for the grant of ISO, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) and consultants to receive specified stock awards, and (ii) determine the number of shares subject to such stock awards. Subject to the terms of our 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2014 Plan.

The board of directors has the power to modify outstanding awards under our 2014 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards that are intended to comply with Section 162(m) of the Code covering more than 1,000,000 shares of our common stock under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 1,000,000 shares of our common stock or a performance cash award having a maximum value in excess of $1,000,000 under our 2014 Plan. These limitations are intended to give us the flexibility to grant performance-based stock and cash awards under the 2014 Plan that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2014 Plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs and (c) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Our 2014 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2014 Plan, each outstanding award will be treated as the board of directors determines. The board of directors may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (iii) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or (v) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board. The board of directors is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Transferability.    A participant may not transfer stock awards under our 2014 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2014 Plan.

Plan Amendment or Termination.    Our board of directors may amend, suspend, or terminate our 2014 Plan, at any time, subject to compliance with applicable law. Our board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may substantially affect or impair the rights of a participant under any awards previously granted without his or her written consent, subject to certain exceptions. No awards may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan. No stock awards may be granted under our 2014 Plan while it is suspended or after it is terminated.

2014 Employee Stock Purchase Plan

Our board of directors adopted our 2014 Employee Stock Purchase Plan, or our ESPP, in July 2014, and our stockholders approved the ESPP in              2014. Our ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Authorized Shares.    The maximum aggregate number of shares of our common stock that may be issued under our ESPP is             shares. Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year for a period of up to 10 years, beginning on January 1, 2015 and continuing through and including January 1, 2024, by the lesser of (i) 1.0% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii)              shares of common stock; or (iii) such lesser number as determined by our board of directors. The stock purchasable under the ESPP will be shares of authorized but unissued or required common stock, including shares repurchased by the Company in the open market. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will be available for grant under our ESPP.

Plan Administration.    Our board of directors will administer our ESPP. Our board of directors may delegate authority to administer our ESPP to our compensation committee. The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our ESPP.

Eligibility.    Our employees, including executive officers, may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) customary employment for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment for a minimum period of time, not to exceed two years. An employee may not be granted rights to purchase stock under our ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Purchase rights and purchase price.    Our ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

Transferability.    A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Corporate Transactions.    In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress may be shortened and a new exercise date will be set, so that the participants' purchase rights can be exercised and terminate immediately thereafter.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired except (i) with the participant's consent, (ii) to comply with any laws, listing requirements, or regulations, or (iii) to obtain or maintain favorable tax, listing, or regulatory treatment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described elsewhere in this prospectus.

Series C Preferred Stock Financing

In March 2012, we entered into a Series C preferred stock purchase agreement, or the Series C purchase agreement, pursuant to which we issued and sold to investors an aggregate of 12,183,690 shares of our Series C preferred stock, at a purchase price of $5.335 per share, for an aggregate purchase price of approximately $65.0 million.

The participants in this preferred stock financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series C preferred stock issued to these related parties in this preferred stock financing:

Participants	Shares of Series C Preferred Stock
Greater than 5% stockholders
Abingworth Bioventures V LP(1)	4,686,035
OrbiMed Private Investments III, LP(2)	2,811,621
Clarus Lifesciences I, L.P.	2,811,621
Goldman Sachs Private Equity Concentrated Healthcare Funds Offshore Holding, L.P.(3)	810,995
Teachers Insurance and Annuity Association of America	1,063,418

(1)
Includes 2,343,018 shares of Series C preferred stock issued to Abingworth Bioventures V Co-Invest Growth Equity Fund LP.

(2)
Includes 26,252 shares of Series C preferred stock issued to OrbiMed Associates III, LP.

(3)
Includes: (i) 133,075 shares of Series C preferred stock issued to Private Equity Partners 2000 Direct Investment Fund LP, (ii) 230,228 shares of Series C preferred stock issued to Private Equity Partners 2000 LP, (iii) 129,954 shares of Series C preferred stock issued to Private Equity Partners 2000 Offshore Holdings LP, (iv) 38,989 shares of Series C preferred stock issued to Private Equity Partners 2002 Direct Investment Fund LP and (v) 172,780 shares of Series C preferred stock issued to Private Equity Partners 2002 Offshore Holdings LP.

Certain of our directors and executive officers have affiliations with the investors that participated in the preferred stock financing described above, as indicated in the table below:

Directors	Principal Stockholder
Nicholas Simon	Clarus Lifesciences I, L.P.
Rishi Gupta	OrbiMed Private Investments III, LP and affiliated entities
Timothy Haines	Abingworth Bioventures V LP and affiliated entities

Investor Agreements

In connection with our preferred stock financing, we entered into an amended and restated investor rights agreement with certain holders of our preferred stock and certain holders of our common stock, including all of the holders of more than 5% of our capital stock or entities affiliated with them, containing information rights, rights of first refusal and certain registration rights which are more fully described below in "Description of Capital Stock — Registration Rights." All registration rights will terminate at the earlier of (i) the date five years after our initial public offering, or (ii) as to any holder of registrable securities, the first date after our initial public offering on which such holder is able to dispose of all of its registrable securities without restriction under Rule 144 of the Securities Act. The rights of first refusal do not apply to, and will terminate upon, the closing of this offering.

In connection with our preferred stock financing, we also entered into an amended and restated voting agreement with certain holders of our preferred stock and certain holders of our common stock, including all of the holders of more than 5% of our capital stock or entities affiliated with them, containing voting rights with respect to elections of our board of directors and certain proposed sale transactions. This agreement will terminate in its entirety on the date of the closing of this offering.

Employment Arrangements

We have entered into written employment severance agreements with our executive officers. For additional information, refer to the section entitled "Executive Compensation — Employment Agreements."

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in "Executive and Director Compensation Outstanding Equity Awards at Fiscal Year End."

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see "Management — Limitation on Liability and Indemnification of Directors and Officers." We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related-person transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit and finance committee (or, where review by our audit and finance committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit and finance committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

    •
    the risks, costs and benefits to us;

    •
    the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

    •
    the terms of the transaction;

    •
    the availability of other sources for comparable services or products; and

    •
    the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, and of the General Corporation Law of the State of Delaware. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware.

General

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share and                  shares of preferred stock, par value $0.01 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

As of June 30, 2014, there were 575,714 shares of our common stock outstanding and held of record by 15 stockholders. Based on such number of shares of common stock outstanding as of June 30, 2014, and assuming (i) the conversion of all outstanding shares of our preferred stock as of June 30, 2014 into 24,593,087 shares of common stock in connection with the closing of this offering and (ii) the issuance by us of                  shares of common stock in this offering, there will be                  shares of common stock outstanding upon the closing of this offering.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote per share. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. The board of directors is divided into three classes, which are as nearly equal in number as possible, with each director elected at an annual stockholders' meeting following the date of this offering serving a three-year term and one class being elected at each year's annual stockholder meeting.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, distribution of assets or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, if any, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

As of June 30, 2014, there were 24,593,087 shares of our preferred stock outstanding and held of record by 13 stockholders.

Upon the closing of this offering, all outstanding shares of preferred stock at June 30, 2014, will convert into 24,593,087 shares of our common stock.

Upon the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of June 30, 2014, options to purchase a total of 4,308,486 shares of common stock were outstanding. As of June 30, 2014, 314,533 shares of common stock remain available for future issuance under our 2007 Plan. On July 22, 2014, we issued options to purchase a total of 190,500 shares of common stock. After this offering, we intend to cease granting awards under our 2007 Plan, and instead grant awards, including options, under our 2014 Plan, which was adopted by our board of directors in                  2014 in connection with this offering. We have reserved an aggregate of                  shares of common stock for future issuance under our 2014 Plan,                   of which will be subject to outstanding stock options effective upon the pricing of this offering.

Warrants

As of June 30, 2014, we had outstanding warrants to purchase an aggregate of 131,210 shares of our common stock with an exercise price of $5.335 per share, as follows:

Class of Stock	Number of Shares of Stock Subject to Warrant	Exercise Price per Share	Expiration Date
Common Stock	19,681	$5.335	January 17, 2020
Common Stock	22,493	$5.335	January 17, 2020
Common Stock	8,435	$5.335	August 1, 2020
Common Stock	5,623	$5.335	August 1, 2020
Common Stock	14,059	$5.335	December 13, 2020
Common Stock	14,059	$5.335	December 13, 2020
Common Stock	23,430	$5.335	June 30, 2021
Common Stock	23,430	$5.335	June 30, 2021

Exclusive Jurisdiction

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to Sientra or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investor rights agreement, as amended, by and among us and certain of our stockholders.

Demand Registration Rights

At any time, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of the registrable securities resulting in net offering proceeds of at least $35.0 million, we will be obligated to notify all holders of registrable securities of such request and to use our reasonable best efforts to register the sale of all registrable securities that holders may request to be registered. We are not required to effect more than three registration statements which are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days twice in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering. We may also postpone the filing of a registration statement if we notify the holders of the registrable securities within 30 days of our intention to file a registration statement for our initial public offering within 90 days. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

"Piggyback" Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except this offering, in which the holders may be entirely excluded.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, from any time after the one year anniversary of this offering, holders of registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $1.0 million. We may postpone the filing of a registration statement for up to 90 days twice in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are only obligated to effect up to two registrations on Form S-3 in any 12-month period. We may also postpone the filing of a registration statement if we notify the holders of the registrable securities within 30 days of our intention to make a public offering within 90 days.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discount and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate upon the earlier of (i) five years following the closing of this offering or (ii) as to any holder of registrable securities, the first date after our initial public offering on which such holder is able to dispose of all of its registrable securities without restriction under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the General Corporation Law of the State of Delaware, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

    •
    prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    •
    the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    •
    on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    •
    Section 203 defines a business combination to include:

    •
    any merger or consolidation involving the corporation and the interested stockholder;

    •
    any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    •
    subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

    •
    subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

    •
    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

    •
    permit our board of directors to issue up to                  shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

    •
    provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

    •
    provide that the board of directors or any individual director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

    •
    provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

    •
    divide our board of directors into three classes;

    •
    require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

    •
    provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder's notice;

    •
    do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

    •
    provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

    •
    provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against the us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock.

Annual Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place as exclusively selected by our board of directors.

Listing

We have applied to list our common stock on the NYSE under the symbol "             ."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                  . The address of                  is                  and the telephone number is                  .

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock, as of July 31, 2014 and as adjusted to reflect the shares of common stock to be issued and sold in this offering assuming no exercise of the underwriters' option to purchase additional shares by:

    •
    each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

    •
    each of our directors;

    •
    each of our named executive officers; and

    •
    all our current executive officers and directors as a group.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 25,168,801 shares of our common stock outstanding as of July 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 24,593,087 shares of common stock. The table below assumes that there are             shares of our common stock outstanding immediately following the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of July 31, 2014, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed below is: c/o Sientra, Inc., 420 South Fairview Avenue, Suite 200, Santa Barbara, California 93117.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholders:
Abingworth Bioventures V LP and affiliated entities(1)	4,686,035	18.6%		%
OrbiMed Private Investments III, LP and affiliated entities(2)	8,509,609	33.8
Clarus Lifesciences I, L.P.(3)	7,509,608	29.8
Private Equity Managers (Healthcare) Offshore Holdings LP and affiliated entities(4)	2,153,277	8.6
Teachers Insurance and Annuity Association of America(5)	1,734,559	6.9
Named Executive Officers and Directors:
Hani Zeini(6)	1,666,252	6.3
Matthew Pigeon(7)	260,814	1.0
Joel Smith(8)	200,006	*
Nicholas Simon(9)	7,509,608	29.8
Rishi Gupta(10)	8,509,609	33.8
Timothy Haines(11)	4,686,035	18.6
R. Scott Greer(12)	2,083	*
Kevin O'Boyle(13)	2,083	*
Jeffrey Nugent(14)	2,083	*
All executive officers and directors as a group (9 persons)(15)	22,838,573	84.4%		%

*
Represents beneficial ownership of less than 1.0%

(1)
Consists of (i) 2,343,017 shares of Series C preferred stock held of record by Abingworth Bioventures V LP, or ABV V, and (ii) 2,343,018 shares of Series C preferred stock held of record by Abingworth Bioventures V Co-Invest Growth Equity Fund LP., or AGE. ABV V and AGE are collectively referred to as the "Abingworth Funds." The investment manager of the Abingworth Funds is Abingworth LLP, or Abingworth. Abingworth Bioventures V GP LP, a Scottish limited partnership, serves as the general partner of each of the Abingworth Funds. Abingworth Bioventures V GP LP has delegated to Abingworth all investment and dispositive power over the shares held by the Abingworth Funds. An investment committee of Abingworth, comprised of Joseph Anderson, Michael F. Bigham, Timothy Haines, one of our directors, Genghis Lloyd-Harris and Stephen W. Bunting, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held by the Abingworth Funds. Each of Abingworth Bioventures V GP LP, Abingworth Bioventures V LP Limited, Joseph Anderson, Michael F. Bigham, Timothy Haines, one of our directors, Genghis Lloyd-Harris and Stephen W. Bunting disclaims beneficial ownership of all shares held of record held by the Abingworth Funds. The address for the Abingworth Funds is c/o Abingworth LLP, 38 Jermyn Street, London SW1Y 6DN, United Kingdom.

(2)
Consists of (i) 1 share of common stock held of record by OrbiMed Advisors LLC, or OrbiMed, (ii) 990,566 shares of Series A preferred stock held of record by OrbiMed Private Investments III, LP, or OPI III, (iii) 4,653,666 shares of Series B preferred stock held of record by OPI III, (iv) 2,785,096 shares of Series C preferred stock held of record by OPI III, (v) 9,434 shares of Series A preferred stock held of record by OrbiMed Associates III, LP, or Associates III, (vi) 44,321 shares of Series B preferred stock held of record by Associates III and (vii) 26,525 shares of Series C preferred stock held of record by Associates III. OPI III and Associates III are collectively referred to as the "OrbiMed Funds". OrbiMed Capital GP III LC, or GP III, is the sole general partner of OPI III and as such may be deemed to beneficially own the shares held of record by OPI III. OrbiMed is the general partner of Associates III and the sole managing member of GP III, and may be deemed to beneficially own the shares held of record by the OrbiMed Funds. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed and may be deemed to have voting and investment power over shares held by OPI III and Associates III. Mr. Isaly disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein. Mr. Isaly disclaims beneficial ownership of all shares held of record by the OrbiMed Funds in which he does not have a pecuniary interest. Rishi Gupta, one of our directors, is a private equity partner at OrbiMed and may be deemed to have voting and investment power over shares held by the OrbiMed Funds. Mr. Gupta disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein. The address for the OrbiMed Funds entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10024.

(3)
Consists of (i) 4,697,987 shares of Series B preferred stock held of record by Clarus Lifesciences I, L.P., or Clarus I, and (ii) 2,811,621 shares of Series C preferred stock held of record by Clarus I. Clarus Ventures I Management, L.P., or Clarus I GPLP, is the sole general partner of Clarus I and may be deemed to beneficially own certain of the shares held by Clarus I. Clarus I GPLP disclaims beneficial ownership of all shares held of record by Clarus I in which Clarus I GPLP does not have a pecuniary interest. Clarus Ventures I, LLC, or Clarus I GPLLC, is the sole general partner of Clarus I GPLP, and may be deemed to beneficially own certain of the shares held of record by Clarus I. Clarus I GPLLC disclaims beneficial ownership of all shares held of record by Clarus I in which it does not have a pecuniary interest. Each of Messrs. Henner, Liptak, Galakatos, Simon, one of our directors, Steinmetz and Wheeler, as individual managing directors of Clarus I GPLLC, may be deemed to beneficially own certain of the shares held of record by Clarus I. Each of Messrs. Galakatos, Henner, Liptak, Simon, Steinmetz and Wheeler disclaims beneficial ownership of all shares held of record by Clarus I in which he does not have a pecuniary interest. The address for Clarus I is 101 Main Street, Suite 1210, Cambridge, MA 02142.

(4)
Consists of (i) 175,389 shares of Series B preferred stock held of record by Private Equity Managers (Healthcare) Offshore Holdings LP, or PEM Healthcare Offshore, (ii) 105,969 shares of Series C preferred stock held of record by PEM Healthcare Offshore, (iii) 220,254 shares of Series B preferred stock held of record by Private Equity Partners 2000 Direct Investment Fund LP, or PEP 2000 Direct, (iv) 133,075 shares of Series C preferred stock held of record by PEP 2000 Direct, (v) 381,051 shares of Series B preferred stock held of record by Private Equity Partners 2000 LP, or PEP 2000, (vi) 230,228 shares of Series C preferred stock held of record by PEP 2000, (vii) 215,087 shares of Series B preferred stock held of record by Private Equity Partners 2000 Offshore Holdings LP, or PEP 2000 Offshore, (viii) 129,954 shares of Series C preferred stock held by PEP 2000 Offshore, (ix) 64,532 shares of Series B preferred stock held of record by Private Equity Partners 2002 Direct Investment Fund LP, or PEP 2002 Direct, (x) 38,989 shares of Series C preferred stock held of record by PEP 2002 Direct, (xi) 285,969 shares of Series B preferred stock held of record by Private Equity Partners 2002 Offshore Holdings LP, or PEP 2002 Offshore, and (xii) 172,780 shares of Series C preferred stock held of record by PEP 2002 Offshore. PEM Healthcare Offshore, PEP 2000 Direct, PEP 2000, PEP 2000 Offshore, PEP 2002 Direct and PEP 2002 Offshore are collectively referred to as the "GS Funds." The investment manager of the GS Funds is Goldman Sachs Asset Management, L.P., or GSAM. GSAM Gen-Par, LLC, a Delaware limited liability company, serves as the managing member of the general partner of those GS Funds organized in Delaware, and as the director of the general partner of those GS Funds organized in the Cayman Islands. GSAM Gen-Par, LLC has signing authority for the GS Funds and GSAM has all investment and dispositive power over the shares held of record by the GS Funds. An investment committee of senior members of The AIMS Private Equity Group of GSAM comprised of Michael J. Brandmeyer, Michael R. Miele, Marc O. Boheim, Harold P. Hope III, Julia Feldman, Suzanne Gauron, Stephen Lessar, Gabriel Mollerberg, Konnin Tam and Christian von Schimmelmann approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held of record by the GS Funds. Each of such members disclaims beneficial ownership of all shares held of record held by the GS Funds. The address for the GS Funds is c/o The AIMS Private Equity Group, 200 West Street, New York, NY 10282.

(5)
Consists of (i) 671,141 shares of Series B preferred stock held of record by Teachers Insurance and Annuity Association of America, or TIAA, and (ii) 1,063,418 shares of Series C preferred stock held of record by TIAA. In accordance with New York State Insurance Law, the Board of Trustees comprised of Jeffrey R. Brown, Robert C. Clark, Roger W. Ferguson, Lisa W. Hess, Edward M. Hundert, Lawrence H. Linden, Maureen O'Hara, Donald K. Peterson, Sidney A. Ribeau, Dorothy K. Robinson, David L. Shedlarz, Ronald L. Thompson and Marta Tienda approves investment decisions made by TIAA. Approvals for certain transactions have been delegated to the investment committee of the Board of Trustees comprised of David L. Shedlarz, Jeffrey R. Brown, Lisa W. Hess, Maureen O'Hara and Donald K. Peterson. In certain cases, approvals for certain transactions have been further delegated to senior officers of TIAA, all subject to formal approval by the Board of Trustees. No individual member of the Board of Trustees, including the investment committee, or officer of TIAA has the sole control or voting power over the shares held by TIAA and such trustees and officers disclaim beneficial ownership of all shares held of record held by TIAA. The address for TIAA is 730 Third Avenue, New York, NY 10017.

(6)
Consists of (i) 250,000 shares held of record by Mr. Zeini and (ii) options to purchase 1,416,252 shares exercisable within 60 days of July 31, 2014.

(7)
Consists of options to purchase 260,814 shares exercisable within 60 days of July 31, 2014.

(8)
Consists of options to purchase 200,006 shares exercisable within 60 days of July 31, 2014.

(9)
Consists of the shares held of record by Clarus I and disclosed in footnote (3) above. Mr. Simon is a managing director of Clarus I GPLLC and may be deemed to beneficially own certain of the shares held of record by Clarus I, as disclosed in footnote (3). Mr. Simon disclaims beneficial ownership of all shares held of record by Clarus I, except to the extent of his pecuniary interest therein.

(10)
Consists of the shares held of record by the OrbiMed Funds and disclosed in footnote (2) above. OrbiMed is the general partner of Associates III and the sole managing member of GP III, and may be deemed to beneficially own certain of the shares held of record by the OrbiMed Funds. Mr. Gupta is a private equity partner at OrbiMed and may be deemed to beneficially own certain of the shares held of record by the OrbiMed Funds, as disclosed in footnote (2). Mr. Gupta disclaims beneficial ownership of all shares held of record by the OrbiMed Funds, except to the extent of his pecuniary interest therein.

(11)
Consists of the shares held of record by the Abingworth Funds and disclosed in footnote (1) above. Abingworth approves investment and voting decisions by a majority vote, and no individual member of Abingworth has the sole control or voting power over the shares held by the Abingworth Funds. Mr. Haines is a member of the investment committee of Abingworth and may be deemed to beneficially own certain of the shares held of record by Abingworth, as disclosed in footnote (1). Mr. Haines disclaims beneficial ownership of all shares held of record by the Abingworth Funds, except to the extent of his pecuniary interest therein.

(12)
Consists of options to purchase 2,083 shares exercisable within 60 days of July 31, 2014.

(13)
Consists of options to purchase 2,083 shares exercisable within 60 days of July 31, 2014.

(14)
Consists of options to purchase 2,083 shares exercisable within 60 days of July 31, 2014.

(15)
Consists of (i) 250,000 shares held of record by our current executive officers and directors and (ii) options to purchase 1,883,322 shares exercisable within 60 days of July 31, 2014.

 SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the completion of this offering, a total of             shares of common stock will be outstanding, assuming that there are no exercises of options after June 30, 2014. Of these shares, all             shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

The remaining             shares of our common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and 701 under the Securities Act, each of which is described below, these restricted securities will be available for sale in the public market as follows:

    •
    no shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

    •
                               shares will be eligible for sale beginning 180 days after the date of this prospectus, subject, in the case of shares by our affiliates, to the volume limitations under Rule 144.

In addition, of the 4,498,986 shares of our common stock that were issuable upon the exercise of stock options outstanding as of July 31, 2014, options to purchase 3,222,526 shares of our common stock were exercisable as of that date, and upon exercise these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act. Furthermore, all of the 131,210 shares of our common stock that were issuable upon the exercise of warrants outstanding as of July 31, 2014 were exercisable as of that date, and upon exercise these shares of common stock will be eligible for sale subject to the lock-up agreements described below and Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at the time, or at any time during the 90 days preceding a sale and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell such shares without registration, provided current public information about us is available. If such a person has beneficially owned the shares for at least one year, including the holding period of any prior owner other than one of our affiliates, then such person is entitled to sell such shares immediately upon the closing of this offering without regard to whether current public information about us is available.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of "restricted shares" of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering; or

    •
    the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of restricted shares under Rule 144 held by our affiliates or persons selling shares on behalf of our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are subject to the lock-up agreements described below or similar agreements with us and their shares will not become eligible for sale until the expiration of the lock-up period set forth in those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days, or the "restricted period," after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or demand that we file a registration statement related to our common stock. Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion release all or any portion of the shares from restrictions in such agreement. Upon expiration of the restricted period, certain of our stockholders will have the right to require us to register their shares under the Securities Act.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon the closing of this offering and the expiration of the lock-up agreements, the holders of 24,593,088 shares of our common stock will be entitled to request that we register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates, immediately upon the effectiveness of that registration statement. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock — Registration Rights."

Stock Options and Form S-8 Registration Statement

As of July 31, 2014, we had outstanding options to purchase an aggregate of 4,498,986 shares of our common stock, of which options to purchase 3,222,526 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2007 Plan, 2014 Plan and ESPP. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL UNITED STATES FEDERAL INCOME
AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion describes the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not address all aspects of U.S. federal income and estate taxes, does not discuss the potential application of the alternative minimum tax or the 3.8% Medicare tax on net investment income and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders of our common stock. This discussion is based upon the Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all in effect and available as of the date hereof and all of which are subject to differing interpretations and to change, revocation or repeal at any time, possibly on a retroactive basis. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary assumes that Non-U.S. Holders will hold our common stock are held as a "capital asset" within the meaning of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, banks, financial institutions or other financial services entities, broker-dealers and traders in securities, insurance companies, partnerships or other pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation), certain U.S. expatriates, tax-exempt organizations, pension plans, tax-qualified retirement plans, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, real estate investment trusts, regulated investment companies, persons subject to the alternative minimum tax, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, or persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or risk reduction strategy). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a "Non-U.S. Holder" means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

    •
    an individual who is a citizen or resident of the United States;

    •
    a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

    •
    an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

    •
    a trust if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of Section 7701(a)(3) of the Code) have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity treated as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, in the event that we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or in the case of certain redemptions that are treated as distributions with respect to our common stock), any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder's adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "— Gain on Sale, Exchange or Other Disposition of Our Common Stock." Any such distribution would also be subject to the discussion below under the sections titled "— Additional Withholding and Reporting Requirements" and "— Backup Withholding and Information Reporting."

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

    •
    IRS Form W-8BEN or W-8BEN-E (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

    •
    IRS Form W-8ECI (or successor form) certifying that a dividend paid on our common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders who hold shares of our common stock through intermediaries or who are pass-through entities for U.S. federal income tax purposes.

Dividends that are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base), generally will not be subject to U.S. withholding tax (provided that the certifications described above are satisfied), but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non- U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below under the sections titled "— Additional Withholding and Reporting Requirements" and "— Backup Withholding and Information Reporting," in general, a Non-U.S. Holder will not be subject to any U.S. federal income tax or withholding tax on gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless (i) such gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), (ii) such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or (iii) we are or have been a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period in the shares of our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty), which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

For purposes of clause (iii) above, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Additional Withholding and Reporting Requirements

Under Sections 1471 to 1474 of the Code, a U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a "non-financial foreign entity" (as specially defined under applicable rules) unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The U.S. has entered into agreements with certain countries that modify these general rules for entities located in those countries. Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of Foreign Account Tax Compliance Act, or FATCA, on their investment in our common stock.

The FATCA withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to distributions that constitute dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled "— Distributions on Our Common Stock", generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non- U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

U.S. Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co
Stifel, Nicolaus & Company, Incorporated
Leerink Partners LLC
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Discount and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                   additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $              million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $             as set forth in the underwriting agreement.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other stockholders, optionholders and warrantholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable or exercisable for, or that represent the right to receive shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

    •
    offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

    •
    sell any option or contract to purchase any shares of our common stock;

    •
    purchase any option or contract to sell any shares of our common stock;

    •
    grant any option, right or warrant to purchase any shares of our common stock;

    •
    make any short sale or otherwise transfer or dispose of any shares of our common stock;

    •
    enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

    •
    demand that we file a registration statement related to our common stock.

The restrictions in the preceding paragraph do not apply to transfers of securities:

    •
    as a bona fide gift or gifts;

    •
    to an immediate family member or any trust, corporation, partnership, limited liability company or other business entity for the direct or indirect benefit of the stockholder or an immediate family member of the stockholder;

    •
    if the stockholder is a corporation, partnership, limited liability company, trust or other business entity (i) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate of the stockholder or (ii) distributions of shares of our common stock to limited partners, limited liability company members or stockholders of the stockholder, or to any investment fund or other entity that controls or manages the stockholder;

    •
    if the stockholder is a trust, to the beneficiary of such trust;

    •
    by testate succession or intestate succession;

    •
    from an employee to us upon death, disability or termination or employment of such employee;

    •
    if such securities were acquired in open market transactions after the completion of this offering;

    •
    pursuant to the underwriting agreement; or

    •
    pursuant to an order of a court or regulatory agency;

provided, in the case of a transfer described in bullets one through seven above, that such transfer does not involve a disposition for value, and each transferee agrees to be subject to the restrictions described in the immediately preceding paragraph and that no filing by any party under Section 16(a) of the Exchange Act, shall be required or shall be made voluntarily in connection with such transfer.

In addition, the transfer restrictions described above do not apply to:

    •
    the exercise of stock options granted pursuant to our equity plans;

    •
    the conversion of the outstanding preferred shares into our common stock;

    •
    the conversion or exercise of warrants into common stock;

    •
    forfeitures to satisfy tax withholding obligations in connection with the conversion or exercise of our options or warrants;

    •
    transfers pursuant to a "change of control" of our company; or

    •
    the establishment of any 10b5-1 plan, provided that no sales of the stockholders common stock will be made under such plans for 180 days after the date of this prospectus.

See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Listing

We have applied to list our common stock on the NYSE under the symbol "             ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    •
    the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

    •
    our financial information;

    •
    the history of, and the prospects for, our company and the industry in which we compete;

    •
    an assessment of our management, its past and present operations and the prospects for, and timing of, our future net sales;

    •
    the present state of our development; and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both "accredited investors" as defined in National Instrument 45-106 Prospectus and Registration Exemptions and "permitted clients" as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des Marchés Financiers, or the AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1.
the transaction does not require a prospectus to be submitted for approval to the AMF;

2.
persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.
the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

The validity of the shares of common stock being offered in this offering will be passed upon for us by Cooley LLP, Santa Monica, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The financial statements of Sientra, Inc. as of December 31, 2012 and 2013, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC, which includes exhibits, schedules and amendments, under the Securities Act with respect to the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our common stock and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, may be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov that contains registration statements, reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC.

After we have completed this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference rooms and the website of the SEC referred to above. Once the offering is completed, we intend to make these filings available on our website at www.sientra.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2013 (audited) and

Six months ended June 30, 2013 and 2014 (unaudited)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sientra, Inc.:

We have audited the accompanying balance sheets of Sientra, Inc. (the Company) as of December 31, 2012 and 2013, and the related statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. In connection with our audits of the financial statements, we also have audited the related financial statement schedule II — valuation and qualifying accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sientra, Inc. as of December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 2 to the financial statements of Sientra, Inc., accumulated deficit as of December 31, 2011 has been restated to correct a misstatement from the Company's previously issued financial statements, which were audited by other auditors.

/s/ KPMG LLP KPMG LLP

Woodland Hills, California
July 17, 2014

SIENTRA, INC.

Balance Sheets

(Information as of June 30, 2014 is unaudited)

(In thousands, except per share and share amounts)

	December 31,
			June 30, 2014	Pro Forma June 30, 2014
	2012	2013
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$39,208	9,722	21,637
Accounts receivable, net of allowances of $4,500, $8,543 and $10,385 at December 31, 2012, December 31, 2013 and June 30, 2014, respectively	3,350	6,111	5,111
Inventories, net	10,680	21,533	19,508
Prepaid expenses and other current assets	883	884	2,119

Total current assets	54,121	38,250	48,375
Property and equipment, net	331	254	325
Goodwill	14,278	14,278	14,278
Other intangible assets, net	339	207	161
Other assets	289	177	258

Total assets	$69,358	53,166	63,397

Liabilities, Convertible Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$2,864	4,768	4,090
Accrued and other current liabilities	4,224	4,065	4,208
Accrual for contingent consideration	18,000	—	—
Customer deposits	1,315	4,908	6,304

Total current liabilities	26,403	13,741	14,602
Long-term debt	—	15,092	25,177
Warranty reserve and other long-term liabilities	139	550	789

Total liabilities	26,542	29,383	40,568

Commitments and contingencies (note 10)
Convertible preferred stock, $0.01 par value — Authorized, issued and outstanding 24,593,087 shares at December 31, 2012, December 31, 2013 and June 30, 2014 (Liquidation preference of $151,000 as of December 31, 2013 and June 30, 2014)	150,456	150,456	150,456	—
Stockholders' deficit:
Common stock, $0.01 par value — Authorized 30,200,000 shares; issued 761,356, 769,678 and 775,714 and outstanding 761,356, 569,678 and 575,714 shares at December 31, 2012, December 31, 2013 and June 30, 2014, respectively	8	8	8	254
Additional paid-in capital	1,462	1,814	2,022	152,232
Treasury stock, at cost (0 shares at December 31, 2012 and 200,000 shares at December 31, 2013 and June 30, 2014)	—	(260)	(260)
Accumulated deficit	(109,110)	(128,235)	(129,397)

Total stockholders' deficit	(107,640)	(126,673)	(127,627)	22,829

Total liabilities, convertible preferred stock and stockholders' deficit	$69,358	53,166	63,397	63,397

See accompanying notes to financial statements.

SIENTRA, INC.

Statements of Operations

(Information for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except per share and share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
Net sales	$10,447	35,171	17,940	21,947
Cost of goods sold	2,352	8,592	4,384	5,455

Gross profit	8,095	26,579	13,556	16,492

Operating expenses:
Sales and marketing	17,919	22,229	10,797	11,863
Research and development	3,670	4,479	2,166	2,305
General and administrative	9,938	18,078	9,768	4,908

Total operating expenses	31,527	44,786	22,731	19,076

Loss from operations	(23,432)	(18,207)	(9,175)	(2,584)
Other (expense) income, net:
Interest expense	—	(872)	(380)	(842)
Other (expense) income, net:	(1)	(46)	(20)	2,264

Total other (expense) income, net	(1)	(918)	(400)	1,422

Loss before income taxes	(23,433)	(19,125)	(9,575)	(1,162)
Income taxes	—	—	—	—

Net loss	$(23,433)	(19,125)	(9,575)	(1,162)

Basic and diluted net loss per share attributable to common stockholders	$(30.91)	(29.91)	(13.45)	(2.03)

Weighted average outstanding common shares used for net loss per share attributable to common stockholders:
Basic and diluted	758,023	639,419	712,059	572,823

Pro forma net loss per share:
Basic and diluted (unaudited)		$(0.76)		$(0.05)

Weighted average outstanding common shares used in computing pro forma net loss per share attributable to common stockholders:
Basic and diluted (unaudited)		25,232,506		25,165,910

See accompanying notes to financial statements.

SIENTRA, INC.

Statements of Convertible Preferred Stock and Stockholders' Deficit

(Information for the six months ended June 30, 2014 is unaudited)

(In thousands, except per share and share amounts)

	Convertible preferred stock
			Common stock		Treasury stock
							Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2012	12,409,397	$85,903	756,356	$8	—	$—	1,102	(84,818)	(83,708)
Correction of prior period adjustments	—	—	—	—	—	—	—	(859)	(859)

Balance at January 1, 2012, restated	12,409,397	85,903	756,356	8	—	—	1,102	(85,677)	(84,567)
Issuance of Series C convertible preferred stock at $5.335 per share, net of issuance costs of $447	12,183,690	64,553	—	—	—	—	—	—	—
Stock option exercises	—	—	5,000	—	—	—	3	—	3
Employee stock-based compensation expense	—	—	—	—	—	—	357	—	357
Net loss	—	—	—	—	—	—	—	(23,433)	(23,433)

Balances at December 31, 2012	24,593,087	150,456	761,356	8	—	—	1,462	(109,110)	(107,640)
Stock option exercises	—	—	8,322	—			10	—	10
Repurchased common shares	—	—	—	—	200,000	(260)	—	—	(260)
Employee stock-based compensation expense	—	—	—	—	—	—	342	—	342
Net loss	—	—	—	—	—	—	—	(19,125)	(19,125)

Balances at December 31, 2013	24,593,087	$150,456	769,678	$8	200,000	$(260)	1,814	(128,235)	(126,673)
Stock option exercises (unaudited)	—	—	6,036	—	—	—	9	—	9
Repurchased common shares (unaudited)	—	—	—	—	—	—	—	—	—
Employee stock-based compensation expense (unaudited)	—	—	—	—	—	—	199	—	199
Net loss (unaudited)	—	—	—	—	—	—	—	(1,162)	(1,162)

Balances at June 30, 2014 (unaudited)	24,593,087	$150,456	775,714	$8	200,000	$(260)	2,022	(129,397)	(127,627)

Pro forma:
Conversion of convertible preferred stock to common stock (unaudited)	(24,593,087)	(150,456)	24,593,087	246	—	—	150,210	—	150,456

Balances at June 30, 2014 (unaudited)	—	$—	25,368,801	$254	200,000	$(260)	152,232	(129,397)	22,829

See accompanying notes to financial statements.

SIENTRA, INC.

Statements of Cash Flows

(Information for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(Unaudited)
Cash flows from operating activities:
Net loss	$(23,433)	(19,125)	(9,575)	(1,162)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	288	280	138	125
Provision for sales return reserve	4,240	3,936	3,591	1,906
Provision for (recovery of) doubtful accounts	140	107	—	(64)
Provision for warranties	123	392	203	246
Change in fair value of warrants	—	46	20	93
Non cash interest expense	—	179	74	208
Stock-based compensation expense	357	342	171	199
Changes in assets and liabilities:
Accounts receivable	(7,636)	(6,804)	(6,610)	(841)
Prepaid expenses, other current assets and other assets	(575)	195	248	(421)
Inventories	(7,520)	(10,852)	(4,509)	2,025
Accounts payable	390	1,904	552	(1,269)
Accrued and other liabilities	2,931	(70)	2,071	(237)
Customer deposits	849	3,593	1,992	1,395

Net cash (used in) provided by operating activities	(29,846)	(25,877)	(11,634)	2,203

Cash flows from investing activities:
Purchase of property and equipment	(394)	(71)	(23)	(149)
Contingent payment related to Silimed acquisition	—	(18,000)	(18,000)	—

Net cash used in investing activities	(394)	(18,071)	(18,023)	(149)

Cash flows from financing activities:
Proceeds from exercise of stock options	3	10	—	9
Repurchase of common stock	—	(260)	(260)	—
Proceeds from issuance of preferred stock, net	64,553	—	—	—
Proceeds from issuance of long-term debt	—	15,000	7,500	10,000
Deferred financing costs	—	(288)	(81)	(148)

Net cash provided by financing activities	64,556	14,462	7,159	9,861

Net increase (decrease) in cash and cash equivalents	34,316	(29,486)	(22,498)	11,915
Cash and cash equivalents at:
Beginning of period	4,892	39,208	39,208	9,722

End of period	$39,208	9,722	16,710	21,637

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid	$—	641	235	596
Supplemental disclosure of noncash investing and financing activities:
Accrual for the resolution of contingent payment related to Silimed acquisition	$18,000	—	—	—
Accrued deferred equity issuance costs	$—	—	—	759

See accompanying notes to financial statements.

SIENTRA, INC.

Notes to the Financial Statements

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(1) Formation and Business of the Company

Sientra, Inc. (the Company) was incorporated in the state of Delaware on August 29, 2003 under the name Juliet Medical and subsequently changed its name to Sientra, Inc. at the end of 2006. The Company acquired substantially all the assets of Silimed, Inc. (Silimed) on April 4, 2007. The purpose of the acquisition was to acquire the rights to the silicone breast implant clinical trials. Following this acquisition, the Company focused on completing the clinical trials to gain Food and Drug Administration ("FDA") approval to offer its silicone gel breast implants in the United States.

In March 2012, Sientra announced it had received approval from the FDA for its portfolio of silicone gel breast implants, and in late May of the same year began commercialization efforts to sell its products in the United States. The Company, based in Santa Barbara, California, is a medical aesthetics company that focuses on serving board-certified plastic surgeons and offers a portfolio of silicone shaped and round breast implants, tissue expanders, and body contouring products.

(2) Adjustment Related to Previously Issued Financial Statements

Subsequent to the issuance of the Company's audited financial statements as of and for the year ended December 31, 2011, certain adjustments were recorded to the Company's January 1, 2012, beginning accumulated deficit, primarily to record a fiscal 2011 bonus accrual and related expense in the correct period. The adjustments resulted in an increase in accumulated deficit at January 1, 2012 of $859.

(3) Summary of Significant Accounting Policies

(a)
Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Assets and liabilities which are subject to significant judgment and use of estimates include the allowance for doubtful accounts, sales return reserves, provision for warranties, valuation of inventories, recoverability of long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment and finite lived intangible assets, and the valuation and assumptions underlying stock-based compensation and other equity instruments. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. In addition, the Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with stock-based compensation and other equity instruments.

(b)
Liquidity

Since inception, the Company has incurred net losses. During the year ended December 31, 2013 and the six months ended June 30, 2014, the Company incurred a net loss of $19,125 and $1,162, respectively. The Company used $25,877 of cash in operations during the year ended December 31,

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

2013, and generated $2,203 of cash from operations for the six months ended June 30, 2014. At December 31, 2013 and June 30, 2014 the Company had an accumulated deficit of $128,235 and $129,397, respectively. The Company's ability to continue to meet its obligations and to achieve its business objectives is dependent upon, amongst other things, raising additional capital and/or generating sufficient revenues. For the long term, management may need to explore additional financing alternatives, including private equity or debt financing, collaborative or other arrangements with corporate partners or other sources. There can be no assurance, however, that such financing will be successfully completed on terms acceptable to the Company, if at all. Failure to manage discretionary expenditures or raise additional financing, as needed, may adversely impact the Company's ability to achieve its intended business objectives. The Company believes that it has the ability to continue as a going concern through at least December 31, 2014.

(c)
Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2014, the statements of operations and statements of cash flows for the six months ended June 30, 2013 and 2014, and the statement of convertible preferred stock and stockholders' deficit for the six months ended June 30, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2014 and the results of its operations and its cash flows for the six months ended June 30, 2013 and 2014. The financial data and other information disclosed in these notes related to the six months ended June 30, 2013 and 2014 are unaudited. The results for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods, or any future year or period.

(d)
Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet and statement of convertible preferred stock and stockholders' deficit as of June 30, 2014 has been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into 24,593,087 shares of common stock. In the accompanying statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2013 and the six months ended June 30, 2014 have been prepared to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred on January 1, 2013.

(e)
Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of checking accounts.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

(f)
Concentration of Credit and Supplier Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are deposited in demand accounts at a financial institution that management believes is creditworthy. The Company is exposed to credit risk in the event of default by this financial institution for cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). Management believes that the Company's investments in cash and cash equivalents are financially sound and have minimal credit risk and the Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company currently purchases all of its breast products from one supplier under an exclusivity contract. The supplier and its production facility are located in Brazil. The Company is exposed to risks of foreign regulations in Brazil that could hinder the Company's ability to import goods, as well as halts or limitations in productions due to events outside of the Company's control occurring at the production facility. This could result in the Company not being able to acquire the inventory needed to meet customer demand, which would result in possible loss of sales and affect operating results adversely. Management believes that there is minimal risk of such events occurring.

(g)
Fair Value of Financial Instruments

The Company has estimated the fair value of its financial instruments using the following methods and assumptions:

  •
  Cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and customer deposits are carried at cost, which approximates fair value because of the short term nature of those instruments.

  •
  Long-term debt is included in the balance sheet at its amortized cost. The carrying value of the long-term debt approximates its fair value. The fair value of the Company's long-term debt was determined based on the relative timing of the instruments, all under substantially the same terms, including the issuance of each of the three tranches (tranche A, B, and C) drawn in 2013. In addition, tranches B and C were made available to the Company based on the Company meeting certain performance milestones. Furthermore, on June 30, 2014, the Company negotiated with Oxford to amend the Loan and Security Agreement, or original term loan agreement, and raise an additional $10,000 in a fourth tranche (tranche D). The terms for tranche D were substantially the same as for the prior tranches (see Note 5). Based upon this, for December 31, 2013 and June 30, 2014, the Company has determined the carrying value closely approximates the fair value.

(h)
Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's common stock warrant liabilities are carried at fair value determined according to the fair value hierarchy described above. The Company has utilized an option pricing valuation model to determine the fair value of its outstanding common stock warrant liabilities. The inputs to the model include fair value of the common stock related to the warrant, exercise price of the warrant, expected term, expected volatility, risk-free interest rate and dividend yield. The Company determines the fair value per share of the underlying common stock by taking into consideration its most recent sale of its convertible preferred stock as well as additional factors that the Company deems relevant. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. The Company has estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared dividends. As several significant inputs are not observable, the overall fair value measurement of the warrants is classified as Level 3.

The following tables present information about the Company's liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and June 30, 2014 (unaudited) and indicate the level of the fair value hierarchy utilized to determine such fair value:

	Fair Value Measurements as of December 31, 2013 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for common stock warrants	$—	—	90	90

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

	Fair Value Measurements as of June 30, 2014 Using:
	Level 1	Level 2	Level 3	Total
	(Unaudited)
Liabilities:
Liability for common stock warrants	$—	—	293	293

There were no liabilities measured at fair value on a recurring basis as of December 31, 2012.

The following table provides a rollforward of the aggregate fair values of the Company's common stock warrants for which fair value is determined by Level 3 inputs:

Fair value upon issuance during 2013	$44
Increase in fair value through December 31, 2013	46

Balance, January 1, 2014	90
Fair value of warrants upon issuance during 2014 (unaudited)	110
Increase in fair value through June 30, 2014 (unaudited)	93

Balance, June 30, 2014 (unaudited)	293

(i)
Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset; generally three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale of an asset, the cost and related accumulated depreciation or amortization are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

(j)
Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses. Goodwill is not amortized, but instead subject to impairment tests on at least an annual basis and whenever circumstances suggest that goodwill may be impaired. The Company's annual test for impairment is performed as of October 1 of each fiscal year. The Company makes a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is not required to perform the two-step impairment test for that reporting unit.

Under the first step of the test, the Company is required to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second test is not

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

performed. If the results of the first step of the impairment test indicate that the fair value of a reporting unit does not exceed its carrying amount, then the second step of the test is required. The second step of the test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The impairment loss is measured by the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill.

Management evaluates the Company as a single reporting unit for business and operating purposes as all of the Company's revenue streams are generated by the same underlying products via sales in the United States of America. In addition, the majority of the Company's costs are, by their nature, shared costs that are not specifically identifiable to a geography or product line, but relate to all products. As a result, there is a high degree of interdependency among the Company's net sales and cash flows for the entity and identifiable cash flows for a reporting unit separate from the entity are not meaningful.

Judgments about the recoverability of purchased finite-lived intangible assets are made whenever events or changes in circumstance indicate that impairment may exist. Each fiscal year the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstance warrant a revision to the remaining periods of amortization. Recoverability of finite-lived intangible assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. The intangible asset is amortized to the statement of operations based on estimated cash flows generated from the intangible over its estimated life.

(k)
Impairment of Long-Lived Assets

The Company's management routinely considers whether indicators of impairment of long-lived assets are present. If such indicators are present, management determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, the Company will recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, the Company will recognize an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The fair value of the asset will then become the asset's new carrying value. There have been no impairments of long-lived assets recorded during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014. The Company may record impairment losses in future periods if factors influencing its estimates change.

(l)
Revenue Recognition

The Company sells its product directly to customers in markets where it has regulatory approval. The Company offers a six-month return policy and recognizes revenue net of sales discounts and returns in accordance with FASB Accounting Standards Codification 605, Revenue Recognition (ASC 605).

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

ASC 605 requires that six basic criteria must be met before revenue can be recognized when a right of return exists:

  •
  the seller's price to the buyer is substantially fixed or determinable at the date of sale;

  •
  the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;

  •
  the buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

  •
  the buyer acquiring the product for resale has economic substance apart from that provided by the seller;

  •
  the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

  •
  the amount of future returns can be reasonably estimated.

Appropriate reserves are established for anticipated sales returns based on historical experience, recent gross sales and any notification of pending returns. The Company recognizes revenue when title to the product and risk of loss transfer to customers, provided there are no remaining performance obligations required of the Company or any written matters requiring customer acceptance. The Company allows for the return of product from customers within six months after the original sale and records estimated sales returns as a reduction of sales in the same period revenue is recognized. Sales return provisions are calculated based upon historical experience with actual returns. Actual sales returns in any future period are inherently uncertain and thus may differ from the estimates. If actual sales returns differ significantly from the estimates, an adjustment to revenue in the current or subsequent period would be recorded. The Company has established an allowance for sales returns of $4,334, $8,270 and $10,176 as of December 31, 2012, December 31, 2013 and June 30, 2014, respectively, recorded net against accounts receivable in the balance sheet.

A portion of the Company's revenue is generated from consigned inventory of breast implants maintained at doctor, hospital, and clinic locations. The customer is contractually obligated to maintain a specific level of inventory and to notify the Company upon use. For these products, revenue is recognized at the time the Company is notified by the customer that the product has been implanted. Notification is usually through the replenishing of the inventory and the Company periodically reviews consignment inventories to confirm accuracy of customer reporting. FDA regulations require tracking the sales of all implanted products.

Shipping and handling charges are largely provided to customers free of charge. The associated costs are viewed as part of the Company's marketing programs and are recorded as a component of sales and marketing expense in the statement of operations. For the years ended December 31, 2012 and 2013, these costs amounted to $354 and $1,021, respectively. For the six month periods ended June 30, 2013 and 2014, these costs amounted to $533 and $655, respectively.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

In other cases, shipping and handling charges may be invoiced to customers based on the amount of products sold. In such cases, shipping and handling fees collected are recorded as revenue and the related expense as a component of cost of goods sold.

(m)
Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability to collect from some of its customers. The allowances for doubtful accounts are based on the analysis of historical bad debts, customer credit-worthiness, past transaction history with the customer, and current economic trends. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances may be required. The Company has established an allowance for doubtful accounts of $166, $273 and $209 as of December 31, 2012, December 31, 2013 and June 30, 2014, respectively.

(n)
Inventories and Cost of Goods Sold

Inventories represent finished goods that are recorded at the lower of cost or market on a first-in, first-out basis (FIFO). The Company periodically assesses the recoverability of all inventories to determine whether adjustments for impairment or obsolescence are required. The Company evaluates the remaining shelf life and other general obsolescence and impairment criteria in assessing the recoverability of the Company's inventory.

The Company recognizes the cost of inventory transferred to the customer in cost of goods sold when revenue is recognized.

At December 31, 2012, December 31, 2013 and June 30, 2014, approximately $0, $528 and $1,403, respectively, of the Company's inventory was held on consignment at doctors' offices, clinics, and hospitals. The value and quantity at any one location is not significant.

(o)
Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of tax benefit might change as new information becomes available.

(p)
Research and Development Expenditures

Research and development costs are charged to operating expenses as incurred. Research and development, or R&D, primarily consist of clinical expenses, regulatory expenses, product development, consulting services, outside research activities, quality control, and other costs associated with the development of the Company's products and compliance with Good Clinical Practices, or GCP, requirements. R&D expenses also include related personnel and consultant compensation and stock based compensation expense.

(q)
Advertising

Expenses related to advertising are charged to sales and marketing expense as incurred. Advertising costs were $510 and $801 for fiscal years 2012 and 2013, respectively, and $279 and $855 for the six month periods ended June 30, 2013 and 2014, respectively.

(r)
Stock-Based Compensation

The Company applies the fair value provisions of FASB Accounting Standards Codification 718, Compensation — Stock Compensation (ASC 718). ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all employee share-based payments, including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. All option grants valued are being expensed on a straight-line basis over their vesting period.

(s)
Product Warranties

The Company offers a limited warranty and a lifetime product replacement program for the Company's silicone gel breast implants. Under the limited warranty program, the Company will reimburse patients for certain out-of-pocket costs related to revision surgeries performed within ten years from the date of implantation in a covered event. Under the lifetime product replacement program, the Company provides no-charge replacement breast implants under a covered event. The programs are available to all patients implanted with the Company's silicone breast implants after April 1, 2012 and are subject to the terms, conditions, claim procedures, limitations and exclusions. Timely completion of a device tracking and warranty enrollment form by the patient's Plastic Surgeon is required to activate the programs and for the patient to be able to receive benefits under either program.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

The Company accrued for warranties issued in fiscal 2012 and fiscal 2013 in the amounts of $123 and $392, respectively, and accrued for warranties issued during the six month periods ended June 30, 2013 and 2014 in the amounts of $203 and $246, respectively. As of December 31, 2012, December 31, 2013, and June 30, 2014, the Company held total warranty liabilities of $123, $515, and $761, respectively. To date, the Company has made no settlement payments for registered participants in either program.

(t)
Segment Information

Management has determined that it has one business activity and operates in one segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company's chief operating decision maker. All tangible assets are held in the United States.

(u)
Net Loss Per Share

Basic loss per share attributable to common stockholders is computed by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding, to the extent they are dilutive. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method), and the weighted average conversion of the convertible preferred stock into shares of common stock (using the if-converted method). Dilutive loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive.

	December 31,		June 30,
	2012	2013	2013	2014
			(Unaudited)
Net loss	$(23,433)	(19,125)	(9,575)	(1,162)
Weighted average common shares outstanding, basic and diluted	758,023	639,419	712,059	572,823

Net loss per share attributable to common stockholders	(30.91)	(29.91)	(13.45)	(2.03)

The Company excluded the following potentially dilutive securities, outstanding as of December 31, 2012 and 2013 and as of June 30, 2013 and 2014, from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2012 and 2013 and the six

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(3) Summary of Significant Accounting Policies (Continued)

months ended June 30, 2013 and 2014 because they had an anti-dilutive impact due to the net loss attributable to common stockholders incurred for the periods.

	December 31,		June 30,
	2012	2013	2013	2014
			(Unaudited)
Stock options to purchase common stock	3,874,986	3,911,486	3,904,486	4,308,486
Warrants for the purchase of common stock	—	84,350	42,174	131,210
Convertible preferred stock (as converted to common stock)	24,593,087	24,593,087	24,593,087	24,593,087

	28,468,073	28,588,923	28,539,747	29,032,783

(v)
Recent Accounting Pronouncements

In July 2012, the FASB issued an accounting standard update intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update was effective for the Company beginning in the fiscal year 2013. There was no material impact on its financial statements upon the adoption of this guidance.

In May 2014, the FASB issued accounting standard update 2014-09, Revenue from Contracts with Customers. The standard was issued to provide a single framework that replaces existing industry and transaction specific US GAAP with a five step analysis of transactions to determine when and how revenue is recognized. This accounting standard updated will be effective for the Company beginning in fiscal year 2018. The Company is currently assessing the impact that the standard will have on the financial statements upon adoption of the guidance.

(4) Balance Sheet Components

Property and equipment, net consist of the following:

	December 31,
			June 30, 2014
	2012	2013
			(Unaudited)
Leasehold improvements	$11	19	23
Computer equipment	172	183	202
Software	85	85	85
Office equipment	76	128	128
Furniture and fixtures	456	456	582

	800	871	1,020
Less accumulated depreciation and amortization	(469)	(617)	(695)

	$331	254	325

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(4) Balance Sheet Components (Continued)

Depreciation expense for the years ended December 31, 2012 and December 31, 2013 was $109 and $148, respectively, and for the six month periods ended June 30, 2013 and 2014 was $72 and $79, respectively.

Accrued and other current liabilities consist of the following:

	December 31
			June 30, 2014
	2012	2013
			(Unaudited)
Accrued clinical trial and research and development expenses	$191	166	135
Audit, consulting and legal fees	675	124	274
Payroll and related expenses	1,554	1,890	1,614
Accrued commission	1,535	1,563	1,472
Other	269	322	713

	$4,224	4,065	4,208

(5) Long-term Debt

On January 17, 2013, the Company entered into the original term loan agreement with Oxford Finance LLC (Oxford) providing for a $15,000 term loan facility consisting of original term loans of (i) a $7,500 tranche A term loan, (ii) a $2,500 tranche B term loan and (iii) a $5,000 tranche C term loan, maturing on February 1, 2017. The term loan facility is collateralized by a first-priority security interest in substantially all of the Company's assets. Borrowings under the term loan facility bear interest at a rate equal to 8.4% per annum and the original term loan agreement provides for interest-only payments through June 30, 2015. The term loans include an additional lump sum payment of $975 due on February 1, 2017.

The original term loan agreement includes various non-financial negative and affirmative covenants, as well as restrictions on the payment of dividends. The Company was not in compliance with a non-financial covenant related to timely delivery of the audited financial statements as of and for year ended December 31, 2012. The Company received a waiver from Oxford related to this covenant.

On June 30, 2014, the Company entered into the Amended and Restated Loan and Security Agreement, or amended term loan agreement, with Oxford, under which the interest-only period for the original term loans was extended to August 1, 2015 and raised an additional $10,000 in a fourth tranche (tranche D) maturing on January 1, 2019. The term loans are collateralized by a first-priority security interest in substantially all of the Company's assets. The term loans bear interest at a rate equal to 8.4% per annum. The interest-only period for the tranche A, B and C term loans ends on August 1, 2015 and the interest-only period for the tranche D term loan ends on the same date, but with a possible extension of another year if the Company raises at least $50,000 in gross proceeds as part of an initial public offering before June 30, 2015. The tranche D term loan includes an additional lump sum payment of $650 due on January 1, 2019.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(5) Long-term Debt (Continued)

The amended term loan agreement contains various negative and affirmative covenants, including certain restrictive covenants that limit the Company's ability to transfer or dispose of certain assets, engage in new lines of business, change the composition of Company management, merge with or acquire other companies, incur additional debt, create new liens and encumbrances, pay dividends or subordinated debt and enter into material transactions with affiliates, among others. The amended term loan agreement also contains financial reporting requirements.

The aggregate maturities of long-term debt as of December 31, 2013 are: $0 in 2014, $3,757 in 2015, $9,569 in 2016, and $1,674 in 2017.

The aggregate maturities of long-term debt as of June 30, 2014 are: $0 in the remaining six months of 2014, $4,799 in 2015, $12,225 in 2016, $4,562 in 2017, $3,140 in 2018 and $274 in 2019.

In connection with the original term loan agreement, the Company issued seven year warrants to Oxford to purchase shares of the Company's common stock with a value equal to 3.0% of the original term loan facility amount with an exercise price per share equal to the lesser of (i) the Series C preferred stock price of $5.335 per share and (ii) the price per share in a subsequent qualified round of financing where gross proceeds are greater than $10,000.

In connection with the tranche D term loan, the Company issued additional seven year warrants to Oxford to purchase shares of the Company's common stock with a value equal to 2.5% of the tranche D term loan amount with an exercise price per share equal to the lesser of (i) the Series C preferred stock price of $5.335 per share and (ii) the price per share in a subsequent qualified round of financing where gross proceeds are greater than $10,000.

The fair value of the warrants at December 31, 2013 and June 30, 2014 was $90 and $293, respectively, and was recorded in accrued and other current liabilities in the balance sheet. The fair value of the warrants upon issuance of the debt instruments was $44 for tranches A, B and C and $110 for tranche D. The Company recognized changes in the fair value of these warrants amounting to $46, $20 and $93 in other income (expense), net in the statements of operations for the year ended December 31, 2013 and the six month periods ended June 30, 2013 and 2014, respectively.

(6) Acquisition of Silimed, Inc.

On April 4, 2007, the Company acquired substantially all of the assets of Silimed, a privately held Texas-based company engaged in the development and sale of medical devices including breast implants, under the terms of an Asset Purchase Agreement ("APA"). The consideration paid by the Company to Silimed was $29,850 in cash and 250,000 shares of the Company's common stock. The transaction also specified a series of contingent payments with a total potential value of $70,000. As the net assets acquired exceeded the purchase price, and since the contingencies were not resolved, the purchase price allocation included a deferred credit (negative goodwill) of $4,298.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(6) Acquisition of Silimed, Inc. (Continued)

On May 16, 2013, the Company, Grader Street (formerly, Silimed, Inc.) and Grader Street's founder reached a confidential agreement in which the Company agreed to pay Grader Street a gross amount of $18,000 and to release all claims that the Company had against Grader Street and its founder. In return, Grader Street and its founder also released all claims, including all future contingent payments, under the APA. In addition, under the terms of the agreement, the Company paid $260 to repurchase all 200,000 shares (of the original 250,000 shares issued) currently held by Grader Street's founder.

Accordingly, the excess fair value of the settlement payment and the release of $576 in other assets related to claims against Grader Street over the $4,298 deferred credit were recognized as additional cost of the asset acquisition as of December 31, 2012 and 2013.

(7) Goodwill and Other Intangible Assets

(a)
Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2012 and 2013 and the six months ended June 30, 2014 are as follows:

	Gross Carrying Amount	Accumulated Impairment	Goodwill, net
Balance at December 31, 2011(1)	$(4,298)	—	(4,298)
Silimed settlement (note 6)	18,576	—	18,576

Balance at December 31, 2012 and 2013 and June 30, 2014	14,278	—	14,278

(1)
Amount recorded as a deferred credit in the balance sheet at December 31, 2011.

The Company has determined that it has one reporting unit and has chosen October 1 as the date for its annual impairment test. The Company performed the annual impairment test of goodwill for 2013 and 2012 and determined that goodwill was not impaired.

(b)
Other Intangible Assets

The Company recorded approximately $1,713 of intangible assets in connection with the acquisition of Silimed. The components of the Company's intangible assets are as follows:

	December 31,
			June 30, 2014
	2012	2013
			(Unaudited)
Acquired FDA non-gel product approval	$1,713	1,713	1,713
Less accumulated amortization	(1,374)	(1,506)	(1,552)

	$339	207	161

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(7) Goodwill and Other Intangible Assets (Continued)

Amortization expense for intangible assets for the years ended December 31, 2012 and 2013 was $179 and $132, respectively, and for the six month periods ended June 30, 2013 and 2014 was $66 and $46, respectively, and is recorded in general and administrative expense in the statement of operations. The remaining amortization period as of December 31, 2013 is 4 years. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2013:

2014	$93
2015	62
2016	36
2017	16

$207

The remaining amortization period as of June 30, 2014 is 3.5 years. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of June 30, 2014:

Remaining six months of 2014	$47
2015	62
2016	36
2017	16

$161

(8) Income Taxes

Actual income tax expense differs from that obtained by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	Year Ended December 31,
	2012	2013
Tax at federal statutory rate	$(7,967)	(6,502)
State, net of federal benefit	(774)	(576)
Permanent items	255	339
Research and development credits	(186)	(232)
Other	98	15
Change in valuation allowance	8,574	6,956

	$—	—

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(8) Income Taxes (Continued)

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2012	2013
Net operating loss carryforwards	$30,963	37,278
Research and development credits	1,782	2,014
Depreciation	22	31
Accruals and reserves	2,044	3,706
Intangibles	8,321	7,058

	43,132	50,087
Less valuation allowance	(43,132)	(50,087)

Total deferred tax assets	$—	—

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets.

As of December 31, 2013, the Company had net operating loss carryforwards of approximately $96,928 and $76,572 available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal net operating loss carryforward begins expiring in 2027, and the state net operating loss carryforward begins expiring in 2017.

As of December 31, 2013, the Company had research and development credit carryforwards of approximately $1,622 and $1,610 available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal credit carryforwards begin expiring in 2027 and the state credits carryforward indefinitely.

At December 31, 2013, the Company had unrecognized tax benefits of approximately $671 associated with the research and development credits. The Company does not anticipate that total unrecognized net tax benefits will significantly change over the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Ending balance at December 31, 2011	$532
Additions based on tax positions taken in the current year	62

Ending balance at December 31, 2012	594
Additions based on tax positions taken in the current year	77

Ending balance at December 31, 2013	$671

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(8) Income Taxes (Continued)

It is the Company's policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. There was no interest expense or penalties related to unrecognized tax benefits recorded through December 31, 2013.

The Company files U.S. federal and state income tax returns in jurisdictions with varying statute of limitations. The years that may be subject to examination will vary by jurisdiction. The Company's tax years 2009 to 2013 will remain open for examination by the federal and state tax authorities.

(9) Stockholders' Deficit

(a)
Convertible Preferred Stock

Under the Company's Certificate of Incorporation, as amended, the Company's convertible preferred stock is issued in three series: A, B and C. At December 31, 2013 and June 30, 2014, the Company's convertible preferred stock consists of the following:

Series	Shares authorized	Outstanding	Proceeds net of issuance costs	Liquidation value	Issuance date
A	1,000,000	1,000,000	$994	1,000	October 2006
B	11,409,397	11,409,397	84,909	85,000	April 2007 and October 2008
C	12,183,690	12,183,690	64,553	65,000	March 2012

	24,593,087	24,593,087	$150,456	151,000

As of December 31, 2013 and June 30, 2014, the holders of convertible preferred stock have various rights and preferences as follows:

(b)
Voting Rights

The holder of each share of Series A, Series B and Series C convertible preferred stock are entitled to the number of votes equal to the number of shares of the common stock into which each share of the preferred stock could be converted on the record date. The holders of shares of preferred stock have voting rights and powers equal to the voting rights and powers of holders of common stock. Fractional votes are not permitted and any fractional voting rights will be rounded to the nearest whole number.

As long as at least 500,000 shares of convertible preferred stock remain outstanding, the holders of outstanding shares of convertible preferred stock are entitled to elect three of the six members of the Board of Directors. The holders of outstanding shares of common stock are entitled to elect one director. The holders of outstanding shares of convertible preferred stock and common stock, voting together on an as converted basis, are entitled to elect the remaining two directors of the Company.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(9) Stockholders' Deficit (Continued)

As long as at least 20% of the shares of the convertible preferred stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like) are outstanding, the Company must obtain approval from at least 65% of the holders of convertible preferred stock in order to amend the Certificate of Incorporation or Bylaws, issue shares or increase the authorized shares of common stock, reduce or increase the size of the Board of Directors, declare and pay a dividend, redeem or repurchase any shares of the Company's capital stock or options to purchase capital stock, create a new class or series of shares having rights on par or senior to the Series C, take any action to effect a liquidation of the Company, incur indebtedness for borrowed money in excess of $500 other than debt facilities approved by the Board of Directors, or take any action that will result in taxation of holders of preferred stock under Section 305 of the Internal Revenue Code of 1986, as amended.

(c)
Dividends

The holders of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Board of Directors, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the common stock of the Company. Dividends are payable at an annual rate of 8% of the original issue price for all series of convertible preferred stock (adjusted to reflect subsequent stock dividends, stock splits or recapitalization). Holders of Series C are entitled to be paid first prior to payment of holders of Series A and Series B. Thereafter, holders of Series B are entitled to be paid next prior to payment of holders of Series A. After payment to the holders of the convertible preferred stock, the holders of common stocks are entitled to receive dividends, when and if declared by the Board of Directors, out of any assets legally available. No dividends have been declared to date. As of December 31, 2013 and June 30, 2014, no dividends have been declared.

(d)
Liquidation Preference

In the event of any corporate reorganization, liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series A, Series B and Series C are entitled to receive an amount of $1.00, $7.45 and $5.335 per share, respectively, (adjusted to reflect stock dividends, stock splits, and recapitalization), plus any accrued but unpaid dividends. Corporate reorganizations include (i) any mergers, consolidations, or reorganizations where existing stockholders no longer hold at least 51% of the voting power; (ii) sales, exchanges, conveyances, leases, exclusive licenses, transfer or other disposition of all or substantially all of the Company's assets; or (iii) sale, exchange, or transfer of shares of capital stock representing at least 50% of the voting power of the voting securities of the Company, but excluding a qualified initial public offering. Holders of Series C are entitled to be paid first prior to payment of holders of Series A and Series B. Thereafter, the holders of Series B are entitled to be paid prior to payment of holders of Series A. The remaining assets, if any, shall be distributed among common stockholders. If upon such liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to provide for the cash payment of the full preferential amount to the holders of preferred convertible stock, then the entire assets and funds of the Company legally available for distribution shall be distributed first ratably among the holders of Series C in proportion to the full preferential amount each holder is otherwise entitled to receive, and to the extent funds are available, next among holders of Series B prior to holders of Series A.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(9) Stockholders' Deficit (Continued)

As of December 31, 2013 and June 30, 2014, the carrying value of the preferred stock has not been adjusted to its liquidation redemption value as an event that would trigger liquidation redemption is not considered probable.

(e)
Conversion Rights

Each share of convertible preferred stock, at the option of the holder, is convertible at any time into the number of shares of common stock (adjusted to reflect stock dividends, stock splits and recapitalization) that results from dividing the original issue price by the conversion price in effect at the time of the conversion. The initial per share conversion price of the Series A, Series B and C convertible preferred stock is $1.00, $7.45 and $5.335 per share, respectively, and subject to adjustment in accordance with antidilution provisions contained in the Company's Articles of Incorporation.

If not previously converted at the option of the holder, the conversion of the convertible preferred stock is automatic and will be converted at the then applicable conversion prices upon the earlier of any of the following events: (i) affirmative election of the holders of at least 65% of the then outstanding shares of the convertible preferred stock on an as-if converted basis, or (ii) the closing of a firm commitment underwritten public offering based on an effective registration statement under the Securities Act of 1933 for the issuance of common stock. The per-share price must be at least 200% of the Series C purchase price resulting in the aggregate proceeds raised from the offering of at least greater than $35,000 or (iii) consent of holders of at least 65% of the then outstanding shares of the convertible preferred stock, on an as-if converted basis, in connection with any mandatory conversion, as prescribed in the Certificate of Incorporation, in which the current fair market value of the Company's Common Stock exceeds the Series C purchase price or (iv) upon the consent of the holders of at least 65% of the then outstanding shares of the convertible preferred stock, on an as-if converted basis, including the consent of all stockholders that hold in excess of 19% of the then outstanding shares of the preferred stock of the Company.

(f)
Common Stock

The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 30,200,000 shares of $0.01 par value common stock. At December 31, 2013 and June 30, 2014, the Company has reserved sufficient shares of common stock for issuance upon conversion of convertible preferred stock and exercise of stock options. Common stockholders are entitled to dividends when and if declared by the Board of Directors. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

(g)
Stock Option Plan

In April 2007, the Company adopted the 2007 Equity Incentive Plan (the 2007 Plan). The 2007 Plan provides for the granting of stock options to employees, directors and consultants of the Company. Options granted under the 2007 Plan may either be incentive stock options or nonstatutory stock options. Incentive stock options (ISO) may be granted only to Company employees. Nonstatutory

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(9) Stockholders' Deficit (Continued)

stock options (NSO) may be granted to all eligible recipients. A total of 4,648,732 shares of the Company's common stock were reserved for issuance for the 2007 Plan.

Options under the 2007 Plan may be granted for periods of up to ten years as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a more than 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. An NSO has no such exercise price limitations. The options generally vest over four years. The vesting provisions of individual options may vary but provide for vesting of at least 25% per year.

The following summarizes all option activity under the 2007 Plan:

		Options outstanding
	Options available for grant	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)
Balances at December 31, 2011	440,909	2,477,736	$0.69
Additional shares authorized	1,723,732	—	—
Options granted	(1,414,250)	1,414,250	1.45
Options exercised	—	(5,000)	0.60
Options forfeited	12,000	(12,000)	0.85

Balances at December 31, 2012	762,391	3,874,986	0.97
Additional shares authorized
Options granted	(72,500)	72,500	1.38
Options exercised	—	(8,322)	1.24
Options forfeited	27,678	(27,678)	1.43

Balances at December 31, 2013	717,569	3,911,486	$0.97	5.76

Additional shares authorized (unaudited)	—	—
Options granted (unaudited)	(427,500)	427,500	4.00
Options exercised (unaudited)	—	(6,036)	1.45
Options forfeited (unaudited)	24,464	(24,464)	1.44

Balances at June 30, 2014 (unaudited)	314,533	4,308,486	$1.27	5.71

Vested and expected to vest at December 31, 2013		3,911,486	0.97	5.76

Vested and exercisable at December 31, 2013		3,023,818	0.84	5.02

Vested and expected to vest at June 30, 2014 (unaudited)		4,308,486	1.27	5.71

Vested and exercisable at June 30, 2014 (unaudited)		3,222,526	0.87	4.71

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(9) Stockholders' Deficit (Continued)

The weighted average grant date fair value of stock options granted to employees and directors during the years ended December 31, 2012 and 2013 was $0.84 and $0.69 per share, respectively, and $0.71 and $2.19 per share for the six months ended June 30, 2013 and 2014, respectively. Stock-based compensation expense for the years ended December 31, 2012 and 2013 was $357 and $342 respectively, and $171 and $199 for the six months ended June 30, 2013 and 2014, respectively. As of December 31, 2013 and June 30, 2014, there were total unrecognized compensation costs of $723 and $1,458, respectively, related to these stock options. The expense is recorded within the operating expense captions in the statement of operations based on the employees receiving the awards. As of December 31, 2013, these costs are expected to be recognized over a weighted average period of 2.29 years.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock. The aggregate intrinsic value of stock options exercised was $4 and $1 during the years ended December 31, 2012 and 2013, respectively, and $0 and $18 during the six months ended June 30, 2013 and 2014, respectively.

The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions:

	Year ended December 31,		Six months ended June 30,
	2012	2013	2013	2014
			(Unaudited)
Expected term (in years)	6.02 to 6.08	6.08	6.08	6.08
Expected volatility	62% to 64%	56%	56%	57%
Risk-free interest rate	0.85% to 1.15%	1.00% to 1.76%	1.00% to 1.04%	2.00%
Dividend yield	—	—		—

The expected term of employee stock options, risk-free interest rate and volatility represents the weighted average, based on grant date period, which the stock options are expected to remain outstanding. The Company utilized the simplified method to estimate the expected term of the options pursuant to ASC Subtopic 718-10 for all option grants to employees. The expected volatility is based upon historical volatilities of an index of a peer group because it is not practicable to make a reasonable estimate of the Company's volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding with the expected term of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(9) Stockholders' Deficit (Continued)

As stock-based compensation expense recognized in the Company's statement of operations is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. Forfeitures were estimated based on the Company's historical experience and future expectations.

For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of a third-party valuation specialist. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net loss could have been significantly different.

(10) Commitments and Contingencies

(a)
Operating Lease Commitment

In May 2009, the Company entered into a 27 month sublease agreement in Santa Barbara, California. This operating lease is used for general office use only. This lease was automatically extended on August 1, 2011 and will be automatically extended annually on August 1 every year thereafter, until July 31, 2014.

In May 2012, the Company entered into a new lease agreement for a warehouse in Santa Barbara, California. The lease commenced on January 1, 2013 and has a term of 37 months.

In August 2013, the Company entered into a four month warehouse lease in Santa Barbara, California, commencing on September 1, 2013. This operating lease is used for additional general office, warehouse, and research and development. This lease was renewed on December 10, 2013 for an additional six months, and was renewed again in June 2014 for an additional 12 months.

As of December 31, 2013, future minimum lease payments under all non-cancelable operating leases are as follows:

Years ending December 31:
2014	$229
2015	101
2016 and thereafter	—

$330

In March 2014, the Company entered into a 68 month lease agreement in Santa Barbara, California. The operating lease is for general office use only and commenced on July 1, 2014.

The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense for the years ended

SIENTRA, INC.

Notes to the Financial Statements (Continued)

(Information as of and for the six months ended June 30, 2013 and 2014 is unaudited)

(In thousands, except for share and per share amounts)

(10) Commitments and Contingencies (Continued)

December 31, 2012 and 2013 was $376 and $359, respectively, and for the six months ended June 30, 2013 and 2014 was $172 and $181, respectively.

(b)
Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. Other than as noted, the Company's management does not believe that any such matters, individually or in the aggregate, will have a materially adverse effect on the Company's balance sheet, results of operations, or cash flows.

On March 27, 2012, Mentor Worldwide LLC (Mentor), a wholly owned subsidiary of Johnson & Johnson, filed thirteen lawsuits against fifteen employees of the Company (all former Mentor employees) and, on June 8, 2012, filed a fourteenth lawsuit against the Company and an additional employee. In general, these fourteen lawsuits alleged that the former employees of Mentor breached their confidentiality and non-compete agreements when they resigned in favor of employment with the Company; misappropriated confidential Mentor information and trade secrets; and breached their respective duties of loyalty. Although not a party to thirteen employee lawsuits, the Company provided for the defense of its employees in the lawsuits. In the employee lawsuits, all of Mentor's claims for Preliminary Injunctive Relief were denied. Following that, some of the employee lawsuits were dismissed with prejudice and others dismissed without prejudice. On October 3, 2013, the last of the thirteen employee lawsuits was dismissed.

In the sole lawsuit against the Company, the Company and its employee prevailed at trial with verdicts of "no liability" rendered by the jury and judge. Final judgment in this case was entered on October 3, 2013 with the plaintiff ordered to reimburse defendants for certain court costs, and in 2014, Mentor waived its right to appeal.

In 2012, the Company filed a claim with the Hartford Insurance Company (Hartford) for reimbursement of legal costs incurred in connection with litigation with Mentor. The Company holds a D&O insurance policy with Hartford, and the Company and Hartford settled the matter in May 2014. The Company received settlement payments from Hartford of $351 and $2,129 for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively.

(11) Subsequent Events

Management has evaluated all transactions and events through August 27, 2014, the date on which these financial statements were issued and did not note any items, other than those discussed below, that would adjust the financial statements or require additional disclosure.

SIENTRA, INC.

Schedule II — Valuation and Qualifying Accounts

December 31, 2012 and 2013

(In thousands)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(1)	Balance at end of period
Year ended December 31, 2012
Allowance for sales returns	$95	$27,884	$(23,645)	$4,334

Year ended December 31, 2013
Allowance for sales returns	$4,334	$93,768	$(89,832)	$8,270

(1)
Amounts represent actual sales returns.

A Company of FIRSTS

1st in the US to offer:

Products Exclusively to Plastic Surgeons

Shaped Implants to Market

More Cohesive Round Implants

C^3 CapCon Care Program

                Shares

SIENTRA, INC.

Common Stock

PROSPECTUS

Until and including                           , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Stifel
Leerink Partners	William Blair

                    , 2014

PART II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, other than the underwriting discount and commissions, expected to be incurred by us in connection with the issuance and distribution of the common stock being registered hereunder. All of the amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Registrar and transfer agent fees		*
Miscellaneous expenses		*

Total		*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) actually and reasonably incurred.

The Registrant's amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the General Corporation Law of the State of Delaware.

Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

    •
    transaction from which the director derives an improper personal benefit;

    •
    act or omission not in good faith that involves intentional misconduct or a knowing violation of law;

    •
    unlawful payment of dividends or redemption of shares; or

    •
    breach of a director's duty of loyalty to the corporation or its stockholders.

The Registrant's amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the General Corporation Law of the State of Delaware, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

    •
    indemnification beyond that permitted by the General Corporation Law of the State of Delaware;

    •
    indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

    •
    indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant's stock;

    •
    indemnification for proceedings involving a final judgment that the director's or officer's conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

    •
    indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant's directors, officers, employees or agents, except for (i) claims to establish a right of indemnification or proceedings, (ii) claims approved by the Registrant's board of directors, (iii) claims required by law, (iv) when there has been a change of control as defined in the indemnification agreement with each director or officer, or (v) by the Registrant in its sole discretion pursuant to the powers vested to the Registrant under Delaware law;

    •
    indemnification for settlements the director or officer enters into without the Registrant's consent; or

    •
    indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading "Legal Proceedings" in the "Business" section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant's directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant's directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

During the last three years, we sold the following unregistered securities.

(1)
From March 31, 2011 to June 30, 2014, we issued and sold to our employees, directors and consultants an aggregate of 19,358 shares of common stock pursuant to option exercises under our 2007 Equity Incentive Plan at prices ranging from $0.60 to $1.45 per share for an aggregate purchase price of $22,067.

(2)
From March 31, 2011 to June 30, 2014, we granted options under our 2007 Equity Incentive Plan to purchase an aggregate of 1,914,250 shares of common stock to our employees having an exercise price ranging from $1.30 to $4.00 per share for an aggregate purchase price of $3,856,713.

(3)
In March 2012, pursuant to a Series C preferred stock purchase agreement, we issued and sold to investors an aggregate of 12,183,690 shares of Series C preferred stock at a purchase price of $5.335 per share for an aggregate purchase price of $65.0 million.

(4)
From January 17, 2013 to December 13, 2013, we issued to Oxford warrants to purchase up to 84,350 shares of common stock, with an exercise price of the lesser of (i) the Series C preferred stock price of $5.335 per share or (ii) the price per share in a subsequent qualified round of financing where gross proceeds are greater than $10.0 million.

(5)
In April 2014, we granted options under our 2007 Equity Incentive Plan to purchase an aggregate of 427,500 shares of common stock to our employees having an exercise price of $4.00 per share.

(6)
On June 30, 2014, we issued to Oxford warrants to purchase up to 46,860 shares of common stock, with an exercise price of the lesser of (i) the Series C preferred stock price of $5.335 per share or (ii) the price per share in a subsequent qualified round of financing where gross proceeds are greater than $10.0 million.

(7)
On July 22, 2014, we granted options under our 2007 Equity Incentive Plan to purchase an aggregate of 190,500 shares of common stock to our new directors and employees having an exercise price of $4.82 per share.

No underwriters were used in connection with any of the foregoing transactions. These issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including in some cases, Regulation D and Rule 506 promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits.    See the Exhibit Index immediately following the signature page hereto, which is fully incorporated by reference as if fully set forth herein.

(b)    Financial Statement Schedules.    Schedule II — Valuation and Qualifying Accounts is included in the registration statement beginning on page F-30.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on             , 2014.

Sientra, Inc.
By:
	Name:	Hani Zeini
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Hani Zeini and Matthew Pigeon, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons on behalf of the Registrant and in the capacities on              , 2014.

Name	Title

Hani Zeini	President, Chief Executive Officer and Director (Principal Executive Officer)
Matthew Pigeon	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Nicholas Simon	Director

Name	Title

Rishi Gupta	Director
Timothy Haines	Director
R. Scott Greer	Director
Kevin O'Boyle	Director
Jeffrey Nugent	Director

EXHIBIT INDEX

Exhibit No.		Exhibit Description
1.1	*	Form of Underwriting Agreement.
3.1		Fourth Amended and Restated Certificate of Incorporation, as amended and as currently in effect.
3.2	*	Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.
3.3	**	Bylaws, as currently in effect.
3.4	*	Form of Amended and Restated Bylaws to become effective upon closing of this offering.
4.1	*	Form of Common Stock Certificate.
4.2	**	Amended and Restated Investor Rights Agreement, dated March 28, 2012, by and among Sientra, Inc., and the investors and stockholders party thereto.
4.3	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated January 17, 2013.
4.4	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated January 17, 2013.
4.5	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated August 1, 2013.
4.6	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated August 1, 2013.
4.7	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated December 13, 2013.
4.8	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated December 13, 2013.
4.9	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated June 30, 2014.
4.10	**	Warrant to Purchase Stock issued to Oxford Finance LLC, dated June 30, 2014.
5.1	*	Opinion of Cooley LLP.
10.1	#	Form of Indemnity Agreement by and between Sientra, Inc. and its directors and officers.
10.2	#**	2007 Equity Incentive Plan, as amended, and forms of award agreements thereunder.
10.3	#*	2014 Equity Incentive Plan and forms of award agreements thereunder to become effective upon closing of this offering.
10.4	#	2014 Non-Employee Director Compensation Policy.
10.6	**	Multi-Purpose Commercial Building Lease, dated March 28, 2014, by and between Sientra, Inc. and Fairview Business Center, L.P.
10.7	**	Amended and Restated Loan and Security Agreement, dated as of June 30, 2014, by and between Sientra, Inc. and Oxford Finance LLC.
10.8	†**
Amended and Restated Exclusivity Agreement, dated April 4, 2007, by and between Sientra, Inc. (formerly, Juliet Medical, Inc.) and Silimed Industria de Implantes Ltda. (formerly, Silimed-Silicone e Instrumental Medico-Cirugio e Hospitalar Ltda.).
10.9	**
Amendment No. 1 to Amended and Restated Exclusivity Agreement, dated May 12, 2010, by and between Sientra, Inc. (formerly, Juliet Medical, Inc.) and Silimed Industria de Implantes Ltda. (formerly, Silimed-Silicone e Instrumental Medico-Cirugio e Hospitalar Ltda.).
10.10	*
Amendment No. 2 to Amended and Restated Exclusivity Agreement, dated November 8, 2013, by and between Sientra, Inc. (formerly, Juliet Medical, Inc.) and Silimed Industria de Implantes Ltda. (formerly, Silimed-Silicone e Instrumental Medico-Cirugio e Hospitalar Ltda.).

Exhibit No.		Exhibit Description
10.11	#	Offer Letter to R. Scott Greer, dated July 9, 2014.
10.12	#	Offer Letter to Kevin O'Boyle, dated July 9, 2014.
10.13	#	Offer Letter to Jeffrey Nugent, dated July 9, 2014.
21.1	**	List of Subsidiaries.
23.1	*	Consent of KPMG LLP, an independent registered public accounting firm.
23.2	*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1		Power of Attorney (included in signature page to this Registration Statement).

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested for portions of this exhibit. These portions were omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#
Indicates a management contract or compensatory plan or arrangement.